                                                This filing is made pursuant
                                                to Rule 424(b)(4) under
                                                the Securities Act of
                                                1933 in connection with
                                                Registration No. 33-94678



                                  $11,000,000

[LOGO]                       SABA PETROLEUM COMPANY
             9% CONVERTIBLE SENIOR SUBORDINATED DEBENTURES DUE 2005

     The Debentures are convertible at any time prior to maturity, unless previously redeemed, into shares of Common Stock of Saba Petroleum Company ("Saba" or "Company") at a conversion price of $8.75 per share, subject to adjustment in certain events. The Common Stock of the Company is listed on the American Stock Exchange ("AMEX") under the symbol "SAB" and the Debentures have been approved for listing on the AMEX under the symbol "SAB.A." On December 19, 1995, the last reported sale price of the Common Stock on the AMEX was $7.88.

     Interest on the Debentures is payable semi-annually on June 15 and December 15 of each year commencing June 15, 1996. The Debentures are redeemable in whole or in part at the option of the Company at any time prior to maturity at the redemption prices set forth herein, plus accrued interest, provided that the Debentures may not be redeemed prior to December 15, 1997. Mandatory sinking fund payments of 15% of the original principal amount of the Debentures, required annually commencing December 15, 2000, are calculated to retire 75% of the original principal amount of the Debentures prior to maturity.

     The Debentures are unsecured and subordinated to all present and future Senior Debt (as defined) of the Company ($17.8 million at September 30, 1995) and are effectively subordinated to all liabilities of subsidiaries of the Company ($4.7 million at September 30, 1995). See "Description of the Debentures."

     AN INVESTMENT IN THE DEBENTURES INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" AT PAGE 10.

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
              COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                  THIS PROSPECTUS. ANY REPRESENTATION TO THE
                       CONTRARY IS A CRIMINAL OFFENSE.

-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
                                                  PRICE TO           UNDERWRITING        PROCEEDS TO THE
                                                   PUBLIC             DISCOUNT(1)          COMPANY(2)
-----------------------------------------------------------------------------------------------------------

Per Debenture...............................        $1,000                $80                 $920
-----------------------------------------------------------------------------------------------------------
Total(3)....................................      $11,000,000          $880,000            $10,120,000
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------

(1) See "Underwriting" for information concerning indemnification of the Underwriters and other matters.

(2) Before deducting expenses payable by the Company estimated at $900,000.

(3) The Company has granted to the Underwriters an option, exercisable within 45 days of the date hereof, to purchase up to $1,650,000 in principal amount of additional Debentures at the Price to Public less the Underwriting Discount for the purpose of covering over-allotments, if any. If the Underwriters exercise this option in full, the Price to Public will total $12,650,000, the Underwriting Discount will total $1,012,000, and the Proceeds to the Company will total $11,638,000.

     The Debentures offered by this Prospectus are offered by the Underwriters subject to prior sale when, as and if delivered to and accepted by the Underwriters and subject to their right to reject orders in whole or in part. It is expected that delivery of the Debentures will be made at the offices of Van Kasper & Company, San Francisco, California on or about December 26, 1995.

                              VAN KASPER & COMPANY
                               December 20, 1995

                                   [ARTWORK]


IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE DEBENTURES OR THE COMMON STOCK OF THE COMPANY ON THE AMEX, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Prospectus. Unless otherwise indicated or the context otherwise requires, (i) references to the "Company" or "Saba" are to Saba Petroleum Company and its subsidiaries and (ii) the information in this Prospectus does not give effect to the exercise of the Underwriters' over-allotment option. See "Description of the Debentures -- Certain Definitions" and "Glossary" for the definition of certain terms used herein.

                                  THE COMPANY

     Saba is an international oil and gas producer with producing properties in the United States, Canada and Colombia.

     In 1991, subsequent to becoming the majority shareholder of the Company, Mr. Ilyas Chaudhary instituted a business strategy of positioning the Company for future growth and profitability by increasing its oil and gas reserves. The Company has pursued this objective through the acquisition of producing oil and gas properties, including properties that have development potential, and companies with oil and gas reserves. The following table shows certain increases that have resulted from the Company's pursuit of this strategy from 1991 through 1994:

                                                             AT OR FOR THE YEAR ENDED
                                                                   DECEMBER 31,
                                                            --------------------------   PERCENTAGE
                                                               1991           1994        INCREASE
                                                            -----------    -----------   ----------
    TOTAL REVENUES......................................... $ 3,944,000    $12,954,000      228%
    PRODUCTIVE OIL AND GAS WELLS:
       Gross...............................................         280            605      116%
       Net.................................................          82            224      173%
    PRODUCTION:
       Oil (Bbls)..........................................     149,000        738,000      395%
       Gas (Mcf)...........................................     479,000      1,453,000      203%
       BOE(1)..............................................     229,000        980,000      328%
    RESERVE INFORMATION:
       Proved reserves(2)(3):
         Oil (Bbls)........................................   1,324,000      7,136,000      439%
         Gas (Mcf).........................................   3,492,000      9,792,000      180%
         BOE...............................................   1,906,000      8,768,000      360%
       Future net revenues (before income taxes)(4)........ $15,268,000    $40,167,000      163%
       Discounted future net revenues (before income
         taxes)(4)......................................... $11,126,000    $26,014,000      134%
       Future net cash flows (net of income taxes)(5)...... $11,307,000    $31,711,000      180%
       Discounted future net cash flows (net of income
         taxes)(5)......................................... $ 8,234,000    $21,127,000      157%

                              RECENT DEVELOPMENTS

     Since January 1, 1995, Saba has completed several significant transactions that have added materially to its proved reserves and its future net revenues and discounted future net revenues. See "Summary Pro Forma Combined Financial and Oil and Gas Data" below.

     In September 1995, the Company acquired from a subsidiary of Texaco Inc. (Texaco and the subsidiary are each referred to below as "Texaco") one-half of Texaco's 50% interest in the Teca and Nare oil fields (the "Teca/Nare Fields") and one-half of Texaco's 100% interest in the Velasquez-Galan pipeline (the "Velasquez-Galan Pipeline"), both of which are located in Colombia, South America. As part of this transaction, the Company has entered into a contract with Texaco to acquire later in 1995 one-half of Texaco's 100% interest
---------------

(1) Barrels of oil equivalent.

(2) The components of the Company's reserves (different grades of crude oil and natural gas) and year-end oil and gas prices can materially impact the information shown. The average year-end prices expressed in BOE were $15.16, $13.95, $10.52 and $11.60 on December 31, 1991, 1992, 1993 and 1994,
    respectively.

(3) See "Supplemental Information About Oil and Gas Producing Activities (Unaudited)" following the Notes to the Consolidated Financial Statements of the Company.

(4) Future net revenues and discounted future net revenues are based on reserve reports prepared by independent petroleum engineers on a pre-tax basis using sales prices and costs in effect as of the respective dates of the reports and a 10% discount rate. See footnotes (2), (3) and (5).

(5) Future net cash flows and discounted future net cash flows represent the estimated after-tax amounts of the future net revenues and discounted future net revenues set forth above, applying the statutory income tax rates in effect as of the dates for which the information is presented, in accordance with Statement of Financial Accounting Standards No. 69. See footnotes (2),
    (3) and (4). Neither this information, nor such information on a pre-tax basis (footnote (4)), should be viewed as estimates of future cash flows or of the current value of the Company.

in the adjacent Cocorna oil field (the "Cocorna Field" and together with the Teca/Nare Fields and the Velasquez-Galan Pipeline, the "TNC Fields"). During the first nine months of 1995, the Company also acquired a 25% fee interest in the Velasquez oil field in Colombia (the "Velasquez Field") and leasehold interests in oil and gas fields in Texas (the "Cabot Properties").

     The Company's gross acquisition cost for the interests in the Teca/Nare Fields and the Velasquez-Galan Pipeline was $12.25 million, which was reduced by the Company's share of production credits from the properties from January 1, 1995 to the closing date (approximately $3.95 million), leaving a net purchase price of approximately $8.3 million. In addition, the Company assumed an oil imbalance obligation of approximately $930,000 in connection with the acquisition. The Company's gross acquisition cost for the Cocorna Field is $750,000, which will be reduced by the Company's share of production credits from the property from January 1, 1995 to the closing date (approximately $200,000 at September 30, 1995), leaving a net purchase price of approximately $550,000. In connection with these acquisitions, the Company is required to pledge collateral consisting of either a $1.75 million certificate of deposit or a commitment of $1.75 million against the Company's borrowing base under its bank credit facility to the operator of the fields to secure payments due third party vendors at the Teca/Nare Fields.

     The Company financed the purchase price of the Teca/Nare Fields and the Velasquez-Galan Pipeline in part through a loan of $700,000 from Capco Resources Ltd. ("Capco"), the majority shareholder of the Company, a $1.5 million loan from Capco Resources, Inc. ("CRI"), which, until December 1995, was a wholly-owned subsidiary of Capco and is now a majority-owned subsidiary of Capco, and a $4.7 million loan from a bank. Of the $700,000 loan, $600,000 will, at or prior to the closing of the Offering, be converted into 75,000 shares of Common Stock of the Company (a conversion price of $8.00 per share) (the "Capco Common Stock Conversion"). Effective at the closing, the maturity of the $1.5 million loan from CRI and the $100,000 balance of the loan from Capco will be extended to April 1, 2006, and such loans (collectively, the "CRI Subordinated Debt") will be subordinated to the same extent the Debentures are subordinated (the extension of maturity and subordination of the CRI Subordinated Debt are referred to below as the "CRI Debt Conversion"). Mr. Chaudhary is the majority shareholder of Capco and has guaranteed the $4.7 million bank loan. See "Use of Proceeds."

     In addition, in order to increase margins on heavy crude oil from the Company's oil and gas producing operations in Santa Barbara County, California, the Company acquired from Conoco Inc. and Douglas Oil Company of California an asphalt refinery in Santa Maria, California that had been inoperative since October 1993. The Company refurbished the refinery and, in May 1995, completed a re-permitting and environmental impact review process with Santa Barbara County and received a Conditional Use Permit to operate the refinery. The refinery re-commenced operations in June 1995. Under a processing agreement with Petro Source Refining Corporation ("Petro Source"), previously a subsidiary of Bechtel Inc., Petro Source purchases crude oil (including crude oil produced by the Company), delivers it to the refinery, reimburses the Company's out-of-pocket-costs for refining, markets the asphalt and other products produced or refined and generally shares any profits equally with the Company. Throughput at the refinery is currently 1,500 barrels of oil per day ("BOPD"). The refinery has the capacity to process approximately 8,000 BOPD.

     The Company intends to continue its business plan of acquiring additional producing oil and gas properties, including properties that have development potential, and companies that have oil and gas reserves, both domestically and internationally; it is from time to time, including at the present time, engaged in negotiations to do so; and it may make such acquisitions for one or more of cash, notes or its securities.

           SUMMARY PRO FORMA COMBINED FINANCIAL AND OIL AND GAS DATA

     The following unaudited pro forma combined financial and oil and gas data of the Company for the year ended December 31, 1994 and the nine months ended September 30, 1995 reflects (i) the acquisition by the Company of its interests in the Teca/Nare Fields and the Velasquez-Galan Pipeline, which was completed in September 1995, and the Cocorna Field, which is anticipated to be completed in the first quarter of 1996, (ii) the acquisition by the Company of the Velasquez Field and Cabot Properties (acquired in January and May 1995, respectively) and
(iii) the merger of the Company's Canadian subsidiary into a publicly-held Canadian company, completed in October 1995, and an approximately $350,000 investment by the Company in the Canadian company (anticipated to be completed in the first quarter of 1996) (together, the "CRPL Business Combination" and, together with the acquisitions of the Velasquez Field and Cabot Properties, the "Net Other Transactions"), as if each of these transactions and related financings had occurred on January 1, 1994 or January 1, 1995. The summary pro forma combined financial and oil and gas data is presented for illustrative purposes only and is not necessarily indicative of the consolidated statements of operations data, production data, proved reserves, future net revenues, discounted future net revenues, future net cash flows or discounted future net cash flows the Company would have had if these transactions had occurred at the beginning of the periods presented, nor is it intended to be indicative of future operations or production.

     In connection with the preparation of the pro forma financial data, it was assumed, in accordance with Securities and Exchange Commission (the "Commission") requirements, that the purchase price for the TNC Fields as of January 1, 1995 was the purchase price paid in September 1995 (for the Teca/Nare Fields and Velasquez-Galan Pipeline) and to be paid in the first quarter of 1996 (for the Cocorna Field). The purchase price so paid and payable ($8.8 million plus an oil imbalance obligation of approximately $900,000) is less than the contract price of $13.0 million plus assumption of the oil imbalance obligation because, under the contract, which was signed in February 1995, the purchase price is adjusted for production from January 1, 1995 to closing. Accordingly, had the purchases been completed on January 1, 1995, the purchase price and related debt incurred by the Company would have been significantly higher. See note 5 on page 6.

                                                                    TNC            NET OTHER       PRO FORMA
                                                 COMPANY(1)     FIELDS(2)(3)    TRANSACTIONS(2)   COMBINED(3)
                                                 -----------  ----------------  ---------------   -----------
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
  YEAR ENDED DECEMBER 31, 1994:
    Revenues...................................  $12,954,000     $11,516,000       $3,147,000     $27,617,000
    Direct operating expenses(4)...............    7,547,000       5,247,000        1,734,000      14,528,000
                                                 -----------      ----------        ---------     -----------
      Revenues in excess of direct operating
         expenses..............................  $ 5,407,000     $ 6,269,000       $1,413,000     $13,089,000
                                                 ===========      ==========        =========     ===========
  NINE MONTHS ENDED SEPTEMBER 30, 1995:
    Revenues...................................  $11,393,000     $ 9,793,000       $  794,000     $21,980,000
    Direct operating expenses(4)...............    6,923,000       3,726,000          270,000      10,919,000
                                                 -----------      ----------        ---------     -----------
      Revenues in excess of direct operating
         expenses..............................    4,470,000       6,067,000          524,000      11,061,000
    General and administrative expenses........    1,406,000          98,000          230,000       1,734,000
    Depletion, depreciation and
      amortization(5)..........................    1,931,000       1,015,000          254,000       3,200,000
                                                 -----------      ----------        ---------     -----------
    Operating income...........................    1,133,000       4,954,000           40,000       6,127,000
    Other income...............................       50,000              --               --          50,000
    Interest expense(5)........................     (778,000)       (568,000)        (126,000)     (1,472,000)
    (Provision) benefit for taxes on income....     (175,000)     (1,886,000)          16,000      (2,045,000)
    Minority interest..........................           --              --            5,000           5,000
                                                 -----------      ----------        ---------     -----------
      Net income (loss)(5).....................  $   230,000     $ 2,500,000       $  (65,000)    $ 2,665,000
                                                 ===========      ==========        =========     ===========
      Net income per common share(5)...........  $      0.05                                      $      0.61
                                                 ===========                                      ===========
      Fully diluted net income per common
         share(6)..............................                                                   $      0.54
                                                                                                  ===========
PRODUCTION:
  YEAR ENDED DECEMBER 31, 1994:
    Oil (Bbls).................................      738,000       1,034,000          283,000       2,055,000
    Gas (Mcf)..................................    1,453,000              --          374,000       1,827,000
    BOE........................................      980,000       1,034,000          346,000       2,360,000
    Average sales price (per unit):
      Oil (Bbls)...............................  $     13.08     $      9.61       $     8.53     $     10.71
      Gas (Mcf)................................         1.73              --             1.84            1.76
      BOE......................................        12.42            9.61             8.99           10.69
  NINE MONTHS ENDED SEPTEMBER 30, 1995:
    Oil (Bbls).................................      746,000         712,000           47,000       1,505,000
    Gas (Mcf)..................................    1,052,000              --          106,000       1,158,000
    BOE........................................      921,000         712,000           65,000       1,698,000
    Average sales price (per unit):
      Oil (Bbls)...............................  $     12.82     $     11.77       $    13.59     $     12.35
      Gas (Mcf)................................         1.35              --             1.31            1.34
      BOE......................................        11.92           11.77            12.02           11.86
RESERVE INFORMATION AT DECEMBER 31, 1994(7):
  Proved Reserves(8):
    Oil (Bbls).................................    7,136,000       5,302,000        3,253,000      15,691,000
    Gas (Mcf)..................................    9,792,000              --        1,076,000      10,868,000
    BOE........................................    8,768,000       5,302,000        3,432,000      17,502,000
  Future net revenues (before income
    taxes)(9)..................................  $40,167,000     $28,551,000       $9,162,000     $77,880,000
  Discounted future net revenues (before income
    taxes)(9)..................................  $26,014,000     $22,070,000       $6,506,000     $54,590,000
  Future net cash flows (net of income
    taxes)(10).................................  $31,711,000     $20,480,000       $7,816,000     $60,007,000
  Discounted future net cash flows (net of
    income taxes)(10)..........................  $21,127,000     $16,117,000       $5,753,000     $42,997,000

                                                   (footnotes on following page)

                        SUMMARY OIL AND GAS INFORMATION

     The following table contains certain summary oil and gas information, based in part upon reports of independent petroleum engineers:

                                                         YEAR ENDED DECEMBER 31,
                                         --------------------------------------------------------
                                            1991           1992           1993           1994
                                         -----------    -----------    -----------    -----------
    PRODUCTION:
      Oil (Bbls).......................      149,000        285,000        573,000        738,000
      Gas (Mcf)........................      479,000        637,000      1,096,000      1,453,000
      BOE..............................      229,000        391,000        756,000        980,000
      Average sales price (per unit):
        Oil (Bbls).....................  $     17.83    $     16.59    $     13.56    $     13.08
        Gas (Mcf)......................         1.63           2.02           2.15           1.73
        BOE............................        15.02          15.39          13.41          12.42
    RESERVE INFORMATION:
      Proved reserves (year end)(8):
        Oil (Bbls).....................    1,324,000      2,709,000      3,052,000      7,136,000
        Gas (Mcf)......................    3,492,000      8,044,000      7,013,000      9,792,000
        BOE............................    1,906,000      4,049,000      4,221,000      8,768,000
      Future net revenues (before
        income taxes)(9)...............  $15,268,000    $28,016,000    $17,771,000    $40,167,000
      Discounted future net revenues
        (before income taxes)(9).......  $11,126,000    $18,489,000    $11,895,000    $26,014,000
      Future net cash flows (net of
        income taxes)(10)..............  $11,307,000    $21,383,000    $14,133,000    $31,711,000
      Discounted future net cash flows
        (net of income taxes)(10)......  $ 8,234,000    $14,110,000    $10,845,000    $21,127,000

---------------

(footnotes to the tables above and on page 5)

 (1) The column reflects, for the nine months ended September 30, 1995, operations and production of the Company, including the operations and production attributable to the TNC Fields and Net Other Transactions to the extent they were part of the Company's operations or production in the period shown.

 (2) These columns reflect, for the nine months ended September 30, 1995, operations and production of the TNC Fields and Net Other Transactions to the extent they were not part of the Company's operations or production in that period.

 (3) See the introductory paragraphs to "Summary Pro Forma Combined Financial and Oil and Gas Data," Note 2 of Notes to Consolidated Financial Statements of the Company -- Nine Months Ended September 30, 1995 (Unaudited) and Historical Summaries of Gross Revenues and Direct Operating Expenses of the TNC Fields.

 (4) Direct operating expenses do not include certain material expenses, such as overhead, depletion, depreciation and amortization, general and administrative expenses or interest expense. In September 1995, Texaco settled certain labor negotiations by increasing the wages of unionized and certain other workers, whose wages had not been increased subsequent to June 30, 1994, by an annual adjustment of 22%. Had this increase been in effect from July 1, 1994, with one-half of the annual increase payable in 1994 and the entire increase payable in 1995, direct operating expenses would have been greater in 1994 by $47,000 and in the first nine months of 1995 by $100,000.

 (5) Had the Company acquired the TNC Fields as of January 1, 1995 at the contract price of $13.0 million plus an oil imbalance obligation of approximately $2.0 million, depletion, depreciation and amortization and interest expense would have increased by $874,000 and $304,000, respectively, and pro forma combined net income and net income per common share would have declined to $2.0 million and $0.46, respectively. No assurance can be given that, had the purchase occurred on January 1, 1995, actual results would not have otherwise varied or that the variances would not have been material.

 (6) The pro forma fully diluted net income per common share assumes the sale of the Debentures and the conversion thereof at the initial conversion price into 1,257,000 shares of the Company's Common Stock as of January 1, 1995. Had the Company acquired the TNC Fields on January 1, 1995 at the contract price (see footnote (5)), pro forma net income per common share on a fully diluted basis would have been $0.42.

 (7) The Company generally commissions reserve reports on an annual basis and has not commissioned reserve reports at any date subsequent to January 1, 1995 for the purposes of this Offering or otherwise. Accordingly, the information shown has not been adjusted for production for the nine-month period ended September 30, 1995, which was 921,000, 712,000, and 65,000 BOE for the Company, the TNC Fields and Net Other Transactions, respectively. The pro forma combined data includes the following proved reserve amounts attributable to the approximately 30% minority interest in the post-CRPL Business Combination entity, as if the CRPL Business Combination occurred on December 31, 1994, as follows:

          Oil (Bbls).................................................................      139,000
          Gas (Mcf)..................................................................      688,000
          BOE........................................................................      254,000
          Future net revenues (before income taxes)..................................   $1,045,000
          Discounted future net revenues (before income taxes).......................   $  816,000

 (8) See footnotes (2) and (3) on page 3.

 (9) See footnote (4) on page 3.

(10) See footnote (5) on page 3.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                                                                                     NINE MONTHS ENDED
                                                  YEAR ENDED DECEMBER 31,              SEPTEMBER 30,
                                           --------------------------------------    -----------------
                                            1991      1992      1993       1994       1994      1995
                                           ------    ------    -------    -------    ------    -------
                                               (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND RATIOS)
STATEMENT OF OPERATIONS DATA:
  Revenues:
    Oil and gas sales..................... $3,438    $6,021    $10,130    $12,170    $8,965    $10,976
    Other.................................    506       484        400        784       269        417
                                           ------    ------    -------    -------    ------    -------
         Total revenues...................  3,944     6,505     10,530     12,954     9,234     11,393
  Depletion, depreciation and
    amortization.                             650     1,102      1,853      2,041     1,727      1,931
  Operating income........................    610       790        317      1,484       699      1,133
  Interest expense, net(1)................    (98)     (301)      (426)      (609)     (472)      (763)
  Net income (loss).......................    478       365        (88)       509       238        230
PER SHARE DATA:
  Net income (loss) per share............. $ 0.17    $ 0.13    $ (0.02)   $  0.13    $ 0.06    $  0.05
  Weighted average common and common
    equivalent shares outstanding.........  2,811     2,907      3,533      3,998     3,966      4,355
OTHER DATA:
  EBITDA(2)............................... $1,252    $1,908    $ 2,171    $ 3,568    $2,520    $ 3,114
  Ratio of EBITDA to net interest
    expense(2)............................ 12.8:1     6.3:1      5.1:1      5.9:1     5.3:1      4.0:1
  Ratio of earnings to fixed charges(3)...  4.8:1     2.4:1         (4)     2.0:1     1.3:1      1.4:1

                                                                     AT SEPTEMBER 30, 1995
                                                  -----------------------------------------------------------
                                                                                         AS ADJUSTED FOR
                                                               AS ADJUSTED FOR        ACQUISITIONS, RELATED
                                                               ACQUISITIONS AND      FINANCINGS AND ISSUANCE
                                                  ACTUAL    RELATED FINANCINGS(5)        OF DEBENTURES(6)
                                                  -------   ----------------------   ------------------------
                                                                        (IN THOUSANDS)
BALANCE SHEET DATA:
  Current portion of long-term debt.............  $ 8,520           $ 8,520                   $ 1,120
  Long-term debt(7).............................   11,511            11,361                    10,261
  9% Convertible Senior Subordinated
    Debentures..................................       --                --                    11,000
  9% CRI Subordinated Debt......................       --                --                     1,600
  Stockholders' equity..........................    6,970             7,570                     7,570

---------------

(1) Interest expense, net of interest income and capitalized interest, if any.

(2) EBITDA is defined as earnings before interest expense, income tax expense (benefit), depreciation and amortization. The Company has included information concerning EBITDA and the ratio of EBITDA to net interest expense because they are used by certain investors as a measure of the ability of issuers of debt securities to service their debt. EBITDA is not required by GAAP and should not be considered as an alternative to net income or any other measure of performance required by GAAP or as an indicator of the Company's operating performance. This information should be read in conjunction with the Consolidated Statements of Cash Flows contained in the Consolidated Financial Statements of the Company included elsewhere in this Prospectus.

(3) The ratio of earnings to fixed charges is calculated by dividing earnings by fixed charges. For this purpose, "earnings" means earnings (loss) from continuing operations before income taxes plus fixed charges minus capitalized interest. "Fixed charges" means total interest, whether capitalized or expensed, plus amortization of deferred financing costs and the interest portion of rental expense.

(4) For the year ended December 31, 1993, the Company's earnings were insufficient to cover its fixed charges by $126,000.

(5) Adjusted to give effect to the acquisition of the Cocorna Field, the CRPL Business Combination and the Capco Common Stock Conversion, as though such transactions and related financings had occurred as of September 30, 1995.

(6) Adjusted to give effect to the acquisition of the Cocorna Field, providing $1.75 million of required security in connection with the operation of the Teca/Nare Fields, the CRPL Business Combination, the Capco Common Stock Conversion and the CRI Debt Conversion, as though such transactions and related financings had occurred as of September 30, 1995, and (ii) sale of the Debentures and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

(7) For information on terms and interest, see Note 9 of Notes to Consolidated Financial Statements of the Company.

                                  THE OFFERING

Debentures Offered............   $11,000,000 principal amount of 9% Convertible
                                 Senior Subordinated Debentures due 2005 (the
                                 "Debentures"). The Company has granted the Underwriters an option to purchase up to $1,650,000 additional principal amount of
                                 Debentures solely to cover over-allotments.

Interest Payments.............   Interest on the Debentures is payable at the
                                 rate stated on the cover page of this
                                 Prospectus, semi-annually on each June 15 and December 15, commencing June 15, 1996.

Conversion Rights.............   The Debentures are convertible at any time
                                 prior to maturity into shares of Common Stock at a conversion price of $8.75 per share
                                 (equivalent to a conversion rate of
                                 approximately 114 shares per $1,000 principal amount of Debentures), subject to adjustment in certain events, unless previously redeemed.
                                 Debentures called for redemption will be convertible up to and including, but not after, the close of business on the redemption date.

Optional Redemption...........   The Debentures are redeemable in whole or in
                                 part at the option of the Company at any time prior to maturity at the redemption prices set forth herein, plus accrued interest, except that the Debentures may not be redeemed prior to December 15, 1997.

Mandatory Sinking Fund........   The Company is required to redeem 15% of the
                                 original principal amount of Debentures issued pursuant to this Prospectus on December 15, 2000 and on each December 15 thereafter through December 15, 2004 at a redemption price of 100% of the principal amount of the Debentures redeemed, plus accrued interest thereon to the redemption date. These mandatory sinking fund payments are calculated to retire 75% of the original principal amount of the Debentures prior to maturity.

Change of Control.............   The Company is required to offer to purchase
                                 the Debentures upon a Change of Control (as defined) at 102% of the principal amount thereof, plus accrued interest to the date of purchase.

Subordination.................   The Debentures are subordinated in right of
                                 payment to all present and future Senior Debt of the Company. Senior Debt aggregated approximately $17.8 million, excluding accrued interest, at September 30, 1995. The Company will not issue other subordinated debt that is subordinated to any Senior Debt but senior to the Debentures.

Capco Common Stock Conversion
     and CRI Debt
     Conversion...............   The Company borrowed $2.2 million from Capco
                                 and CRI to finance, in part, its acquisition of the Teca/Nare Fields and the Velasquez-Galan
                                 Pipeline. At the closing of the Offering, $600,000 of this indebtedness will be converted into 75,000 shares of Common Stock and the balance of $1.6 million will be converted into 9% debt which will be due April 1, 2006 and subordinated to the same extent as the Debentures are subordinated.

Use of Proceeds...............   To (i) retire certain of the Company's
                                 indebtedness, including $4.7 million of bank debt incurred to finance the acquisition of the Teca/Nare Fields and the Velasquez-Galan
                                 Pipeline (which bor-
                                 rowing has been guaranteed by Mr. Chaudhary), and $300,000 of debt incurred in connection with the acquisition of the Company's asphalt refinery and (ii) invest approximately $350,000 in Beaver Lake Energy Corporation in connection with the CRPL Business Combination. The balance of the net proceeds of the Offering is anticipated to be used to repay borrowings outstanding under the Company's revolving credit agreement, which amounts may be reborrowed in the future. See "Use of Proceeds" and "Management -- Certain Relationships and
                                 Related Transactions."

Risk Factors..................   An investment in the Debentures involves a high
                                 degree of risk. See "Risk Factors."

Listing.......................   The Company's Common Stock is listed on the
                                 AMEX under the symbol "SAB." The Debentures have been approved for listing on the AMEX under the symbol "SAB.A."

                                  RISK FACTORS

     In addition to the other information in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before investing in the Debentures.

DEPENDENCE ON MR. CHAUDHARY

     The Company is dependent upon the efforts and skills of Ilyas Chaudhary, the Chairman of the Board, President and Chief Executive Officer of the Company. The loss of the services of Mr. Chaudhary would have a material adverse effect on the Company. The Company has entered into an employment agreement with Mr. Chaudhary which will expire in January 2000. See "Management." The Trustee, on behalf of the Debentureholders, and the Company are the beneficiaries of a $5 million policy insuring Mr. Chaudhary's life. The proceeds of the policy, but not more than one-half in principal amount of the Debentures outstanding from time to time, are payable to the Trustee, for the benefit of the holders of the Debentures, with any balance payable to the Company. See "Description of the Debentures -- Certain Covenants -- Insurance on the Life of Ilyas Chaudhary." In August 1995, Mr. Chaudhary had an angioplasty procedure but returned to work full time within two weeks. According to the physician who performed the procedure, Mr. Chaudhary's prognosis is excellent.

     The Company's future profitability also will be dependent upon the Company's ability to attract and retain other qualified management personnel. There can be no assurance that the Company will be successful in hiring or retaining such requisite personnel.

LEVERAGE; FIXED CHARGES COVERAGE; WORKING CAPITAL DEFICIT; ADDITIONAL CAPITAL NEEDS

  Substantial Leverage; Fixed Charges Coverage

     As of September 30, 1995, on a pro forma basis after giving effect to the acquisition of the Cocorna Field, the CRPL Business Combination, providing $1.75 million as required security in connection with the operations of the Teca/Nare Fields, the Capco Common Stock Conversion, the CRI Debt Conversion and the sale of the Debentures and the anticipated use of the estimated net proceeds therefrom, the Company would have had total consolidated indebtedness of approximately $24.0 million and a ratio of consolidated indebtedness to shareholders' equity of approximately 3.17 to 1.00. The earnings of the Company for the year ended December 31, 1993 were insufficient to cover its fixed charges by $126,000. The Company's ability to cover its fixed charges, including interest on and principal of the Debentures, in the future will be dependent on cash flows from its existing and acquired producing properties, principally the Teca/Nare Fields. See "-- Risks Relating to Colombian and Other Foreign Operations." There can be no assurance that the cash flows generated by the Company will be sufficient to cover its fixed charges in the future. See "Capitalization."

  Working Capital Deficit

     The Company had a working capital deficit of $9.16 million at September 30, 1995. Included in current liabilities in determining the working capital deficit was the then $8.52 million current portion of long-term debt and an $842,000 obligation payable from future oil production at the Teca/Nare Fields. The Company's assets, consisting primarily of oil and gas properties, are not immediately liquid and are subject to various restrictions on transfer.

     The Company is currently experiencing significant cash flow difficulties caused, in part, by borrowings incurred in connection with the acquisition of the Teca/Nare Fields, the fact that, in the ordinary course, no significant cash flow will be available to the Company from the Teca/Nare Fields until December 1995, the need to fund operating expenses of the Teca/Nare Fields and the Velasquez-Galan Pipeline on a current basis, the fact that the Company has no remaining available borrowing capacity under its bank credit facility and that facility prohibits the Company from incurring other indebtedness without the lender's consent, and delays in the completion of this Offering (see "Risks Relating to Corporate Matters -- Background"). The Company does not currently have sufficient capital resources to fund its share of the working capital requirements for the Teca/Nare Fields and Velasquez-Galan Pipeline, but will when this Offering is completed. Completion of this

Offering, however, will increase interest expense of the Company. Upon completion of this Offering, after giving effect to the application of the net estimated proceeds therefrom, the Company anticipates that it will have approximately $1.6 million of borrowing capacity available under its bank credit facility. The Company believes that the borrowing capacity remaining after using $1.75 million as collateral to secure payments due to third party vendors at the Teca/Nare Fields, plus anticipated cash flows from operations, will be sufficient to fund its presently expected working capital requirements.

  Need for Additional Capital Resources; Additional Indebtedness

     The Company believes that it will require additional financing, which may be in the form of debt financing, to fund future acquisitions and growth. Except as provided in the Company's principal credit agreement, the Company will not be restricted in the amount of indebtedness it may incur in the future. The Company's amount of leverage will affect its cost of funds, which may limit the financing available to the Company for its operations, make it more vulnerable to economic downturns and limit its ability to withstand adverse changes or to capitalize on business opportunities. If the Company is at any time unable to generate sufficient cash flow from operations to service its debt, refinancing of all or a portion of that debt or obtaining additional financing may be required to avoid defaults (including cross-defaults) on some or all of its indebtedness. There can be no assurance that any such refinancing would be possible or that any additional financing could be obtained, or obtained on terms that are favorable or acceptable to the Company.

SUBORDINATION OF THE DEBENTURES

     The Debentures will be subordinate and junior in right of payment to all Senior Debt of the Company. At September 30, 1995, on a pro forma basis after giving effect to the acquisition of the Cocorna Field, the CRPL Business Combination, the Capco Common Stock Conversion and the sale of the Debentures and the anticipated use of the estimated net proceeds therefrom, the Senior Debt of the Company would have been $11.4 million. The Indenture will not restrict the amount of indebtedness or Senior Debt the Company may incur from time to time.

     Because of the subordination of the Debentures, in the event of any payment or distribution of assets of the Company in any dissolution, insolvency, bankruptcy or other similar proceeding, holders of Senior Debt must be paid in full before the holders of the Debentures may be paid, and amounts otherwise payable to the holders of Debentures will be paid to the holders of Senior Debt until the Senior Debt is paid in full. By reason of this subordination, in the event of the dissolution, insolvency or bankruptcy of the Company, holders of the Debentures may recover less, ratably, than holders of Senior Debt and other creditors of the Company, or may recover nothing. In addition, the Company may be required to stop making payments of principal and interest on the Debentures if there is a continuing default with respect to certain Senior Debt that would permit the holders of such Senior Debt to accelerate payment of that debt and the Company receives notice of the default from a holder of such Senior Debt entitled to give that notice.

     In addition, all of the operations of the Company are conducted through subsidiaries, and therefore the Company is dependent on the cash flow of its subsidiaries to meet its debt obligations, including its obligations under the Debentures. Except to the extent the Company may itself be a creditor with recognized claims against its subsidiaries, the claims of creditors of the subsidiaries will have priority with respect to the assets and earnings of the subsidiaries over the claims of creditors of the Company, including holders of the Debentures, even though subsidiary obligations do not constitute Senior Debt. Even if the Company had such recognized claims, however, the claims of the Company would still be effectively junior to any indebtedness of the subsidiaries to the extent the creditors holding that indebtedness are entitled to the benefit of security interests in the assets of the subsidiary, as well as to any indebtedness of the subsidiary senior to that held by the Company. At September 30, 1995, the Company's subsidiaries had $4.7 million of liabilities. The Indenture will not restrict the amount of liabilities or secured indebtedness the subsidiaries of the Company may incur from time to time.

VOLATILITY OF OIL PRICES; DEPENDENCE ON KEY CUSTOMERS

     The revenue of the Company is highly dependent upon prevailing spot market prices for oil and gas. Oil and gas prices fluctuate widely in response to changes in supply of, and demand for, oil and gas, market uncertainty and a variety of additional factors which are beyond the control of the Company. Such factors include political conditions, weather conditions, governmental regulations, the price of oil set by the Organization of Petroleum Exporting Countries (OPEC), the price and availability of alternative fuels and overall economic conditions. See "-- Risks Relating to Colombian and Other Foreign Operations," "-- Governmental Regulation and Environmental Risks" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     In 1994, approximately 18.1% and 30.5% of the Company's oil and gas revenues were derived from sales to two purchasers, Texaco and Unocal Corporation ("Unocal"), respectively. In January 1995, Unocal canceled its purchase contract, effective March 1, 1995, for the Company's production from one of its major properties near Santa Maria, California, which accounted for approximately 25% of the Company's United States oil sales in 1994. The Company replaced Unocal with other purchasers on terms generally as favorable as the terms of the contract with Unocal.

RISKS RELATING TO COLOMBIAN AND OTHER FOREIGN OPERATIONS

  Foreign Operations Generally

     An important component of the Company's business strategy is to seek to acquire foreign oil and gas producing properties. Currently, the Company has properties in Colombia and Canada.

     Risks inherent in foreign operations generally include loss of revenue, property and equipment from such hazards as expropriation, nationalization, war, insurrection and other political risks; risks of increases in taxes and governmental royalties; renegotiation of contracts with governmental entities; and abrupt changes in governments and in laws and policies governing foreign operations. Other risks inherent in foreign operations are local currency instability, the risk of realizing economic currency exchange losses when transactions are completed in currencies other than United States dollars, and the ability to repatriate earnings under existing exchange control laws.

  Properties in Colombia; TNC Fields

     The Company's Colombian properties are generally subject to all of the foregoing risks. The Company expects that it may be dependent on revenue generated by the Teca/Nare Fields, which are located in Colombia, to provide the funds necessary to make payments for the principal of, and interest on, the Debentures. Colombia, which has a history of political instability, is currently experiencing such instability due to insurgent guerilla activity, which has impacted other oil production and pipeline operations, drug-related violence and actual and alleged drug-related political payments, as has been widely reported in the press. In November 1995, the President of Colombia, whose campaign has been alleged to have received substantial drug-related contributions, declared a national state of emergency. The President of Colombia had previously declared a national state of emergency in August 1995. There can be no assurance that such matters will not affect the TNC Fields (or impact national policy that affects the TNC Fields) in the future.

     All of the Company's oil production in Colombia is, and, as a practical matter, can be sold only to Empresa Colombiana de Petroleos ("Ecopetrol"), the government-owned oil company, which also owns 50% of the Teca/Nare Fields. Ecopetrol has the power to determine the prices that the Company will receive for all oil produced in Colombia, and it currently pays widely divergent prices for similar grades of oil and gas based on a variety of factors. There can be no assurance that Ecopetrol will not decrease the prices it pays for the Company's oil in the future. In this regard, the formula that determines the prices paid by Ecopetrol for oil produced at the TNC Fields has been adjusted to yield a lower post-adjustment price in each of the past several years. The formula is expected to be adjusted again in January 1996 and, based on prior experience, the adjustment is expected to be downward. Any such decrease, if materially in excess of that experienced in prior years, could have a material adverse effect on the Company's future operations and on its ability to pay the principal of and interest on the Debentures.

     The operation of the TNC Fields has been affected by environmental concerns in the past and may be so affected in the future. The Colombian Ministry of Environment issued a resolution (the "Resolution") in June 1995 directing Texaco to correct certain environmental deficiencies allegedly found at the Nare oil field which is part of the TNC Fields. The Resolution ordered Texaco to temporarily close one of its five production modules (surface vessels through which crude is treated to separate the gas and water from the oil) and any wells whose crude oil was processed in that module until Texaco provided the Ministry of Environment a written timetable setting forth Texaco's scheduled implementation of requisite corrective measures. The requested timetable was delivered to the Ministry of Environment on July 6, 1995. On August 8, 1995, Texaco received a communication from the Ministry of the Environment requesting certain revisions to the timetable. The temporary closing of the module has not had a substantial effect on total production because substantially all of the crude oil which would otherwise have been processed in the closed module has been diverted to other production modules. The Resolution also ordered the opening of an environmental investigation of Texaco's operation of the TNC Fields. Texaco estimated that the costs of compliance with the Resolution attributable to Saba's interest in the TNC Fields will not exceed $250,000. Texaco has formally appealed the Resolution and is currently awaiting a response from the Ministry of Environment. See Note 6 of Notes to Historical Summaries of Gross Revenues and Direct Operating Expenses of the TNC Fields. Under the terms of the Company's agreement with Texaco, the Company takes Texaco's interests "as is" and could be subject to liability materially greater than $250,000. The Company engaged an independent consultant to perform an environmental compliance survey of the Nare oil field. That survey estimated that the costs of environmental compliance attributable to the Company's interest in the TNC Fields would not exceed $375,000. In addition, consistent with the survey, Omimex de Colombia, Ltd., the operator of the Teca/Nare Fields, estimates that as much as $250,000 may be expended to upgrade waste water disposal capabilities, including currently anticipated reinjection of certain polluted water.

     Colombia has seismically active areas. The Velasquez Field and the Teca/Nare and Cocorna Fields are located adjacent to the Velasquez earthquake fault. A significant earthquake near these fields could have a material adverse effect on the Company and its ability to pay interest on and the principal of the Debentures.

     Omimex de Colombia, Ltd., which purchased and is purchasing the remaining one-half of Texaco's interests in the Teca/Nare and Cocorna Fields, respectively, and which operates the Teca/Nare Fields and will operate the Cocorna Field, maintains a $2 million general liability and a $4 million umbrella insurance policy, including insurance against certain environmental pollution, relating to the Velasquez Field operations (which it owns jointly with the Company and operates), and has informed the Company that it intends to obtain similar coverage, but for a greater amount, relating to the TNC Fields. The Company has purchased business interruption insurance for its Colombian properties.

     The Company relied on information provided by Texaco, Omimex de Colombia, Ltd.'s investigation and the Company's knowledge of the area through its ownership of its 25% ownership in the adjacent Velasquez Field in determining to purchase the TNC Fields. No Company officer, director or employee visited the TNC Fields prior to purchasing an interest in them.

WELLS OPERATED UNDER JOINT OPERATING AGREEMENTS

     Many of the Company's business activities are conducted through joint operating agreements in which the Company owns a partial interest in oil and gas wells and the wells are operated by the Company or another joint owner. At September 30, 1995, the Company owned interests in 282 gross (217.8 net) oil and gas wells where it is the operator (57.4% of such net wells) and 788 gross (161.5 net) oil and gas wells where it is not the operator (42.6% of such net wells). To the extent the Company is not the operator, it has risks because it must reimburse its share of costs, but does not have control over normal operating procedures and expenditures. To the extent the Company is the operator, it is at risk if one of the joint owners does not reimburse its share of costs. Since the Company does not have a majority position with respect to those wells in which it has an interest but is not the operator and, in most or all cases, there is a majority owner of those wells, the Company may not be in a position to remove the operator in the event of poor performance.

     As of September 30, 1995, approximately 39.2% of the Company's oil and gas production was derived from joint operating agreements with the Omimex Group, a Fort Worth, Texas-based private oil and gas producer, which includes Omimex de Colombia, Ltd. As to substantially all of the properties in which the Company has common ownership with the Omimex Group, an Omimex subsidiary is the operator and owner of at least 50% of each such combined interest.

RISKS RELATING TO CERTAIN CORPORATE MATTERS

  Background

     The Company was incorporated in 1979. Prior to 1989, including at times when the Company did not have significant operations, the Company did not make various required filings with the Commission, may not have complied with requisite corporate formalities and, in a 1988 amendment to its Articles of Incorporation, may have inadvertently subjected itself to having preemptive rights or may have failed to validly adopt a material amendment to its Articles of Incorporation. In addition, the Company has been unable to locate all of its original minutes of meetings or other records of the Board of Directors and shareholders and stock records for much of the time since its incorporation. When these matters were discovered in connection with preparing for this Offering, the Offering was delayed and the Company (i) instructed its counsel to investigate these matters, (ii) retained Colorado-based counsel to assist in the investigation and advise as to certain matters of Colorado law and (iii) took certain corrective, ratifying and other actions described below.

     The various risks associated with these matters are discussed below. The number of shares and per share amounts set forth below give effect to the 1 for 100 reverse stock split in 1991.

  Outstanding Stock

     In 1979, the Company issued 25,000 shares of Common Stock in a private placement for approximately $1 per share and 125,000 shares of its Common Stock in a public offering for $10 per share. Records are incomplete with respect to approval of these issuances by the Board of Directors. With respect to the issuance of 125,000 shares, the Company has located an unsigned draft of minutes for a meeting of the Board of Directors, which draft contains resolutions approving the issuance, but has not located signed minutes and is unable to determine from the draft whether it was prepared in advance of, or after, a meeting of the Board of Directors or to determine from contemporaneous records whether such a meeting occurred.

     The Company's current Board of Directors has ratified and approved these issuances in 1979, and the Company has obtained a factual certificate from a director of the Company at such time certifying that such issuances were duly and validly approved and issued. However, there is no authority in Colorado on whether corporate action taken by the vote of shares issued without due corporate authorization may, if the issuance of those shares is later voided, also be invalidated. Accordingly, there can be no assurance that the failure to duly and validly approve and issue such shares at the time of issuance would not result in rendering invalid any corporate actions, including elections of directors and issuances of shares and acquisitions of assets, taken after such date. Such invalidation of corporate action would have a material adverse effect on the Company.

     Further, due to incomplete corporate records, the Company is unable to determine whether certain of its Common Stock was issued free of any violation of any state or federal securities laws. However, the Company has not been subject to any enforcement action, judicial or administrative proceeding or claim from any person regarding failure to comply with such securities laws.

  Preemptive Rights

     The Colorado law under which the Company was incorporated and which continues to govern the Company in this respect, notwithstanding subsequent amendments to that law, provides that unless specifically denied in the Company's Articles of Incorporation, shareholders are entitled to preemptive rights, subject to certain exceptions. Preemptive rights generally give the shareholders of a corporation the right, with certain exceptions, to purchase, before they can be sold to others, (i) common stock issued by the corporation for cash and (ii) other securities issued by the corporation for cash that are convertible into its common stock (for example, convertible preferred stock or convertible debentures). Preemptive rights thereby give shareholders the ability to preserve their proportionate ownership of the corporation. Article IV of the Company's original Articles of Incorporation, filed in 1979, specifically provided that the shareholders were not entitled to preemptive rights. On December 27, 1988, however, the Company amended and restated Article IV of its Articles of Incorporation (the "1988 Amendment") to increase the Company's number of authorized shares of Common Stock. The amended and restated Article IV omitted the provision denying preemptive rights to shareholders, thus, in effect, possibly entitling shareholders to preemptive rights in the future. The Company believes that the omission was inadvertent. Upon discovery of the error, the Company submitted to the shareholders for their approval an amendment to its Articles of Incorporation to restate the omitted provision denying preemptive rights to shareholders. On October 19, 1995, the shareholders of the Company approved the amendment and the Company thereafter filed a corrective amendment to the Company's Articles of Incorporation. Accordingly, preemptive rights will not apply to the issuance of the Debentures or the shares of Common Stock issuable on conversion of the Debentures. However, by law, the amendment cannot be retroactive. As a result, certain shares of Common Stock issued by the Company from December 1988 through the date the amendment was filed may have been issued in violation of the preemptive rights. During this period, the Company issued 994,333 shares of its Common Stock at an average price of $2.63 per share in transactions as to which, under Colorado law, preemptive rights, if applicable, would apply.

     To the extent preemptive rights may have been available to shareholders with respect to these issuances, the Company has obtained waivers of any such preemptive rights from the holders of approximately 90% of the Company's Common Stock at the time of each issuance.

     The Company is aware of one Colorado court decision in which, in a preemptive rights context, the shareholder who was not given the opportunity to exercise his preemptive rights obtained the alternative remedies of being able to (i) purchase, at the issue price, a number of shares sufficient to preserve that shareholder's proportionate ownership in the corporation or (ii) have the shares issued in violation of his preemptive rights canceled. Because, among other reasons, that case involved a closely-held corporation of which the complaining shareholder owned 50%, while Saba is a publicly held corporation, the Company has been advised that this case is readily distinguishable and that, if the matter is presented to a Colorado court, the remedy of invalidating any shares issued in violation of preemptive rights should not be awarded.

     If any person who may have preemptive rights and who has not waived those rights should seek to assert them, the Company intends to vigorously defend the matter. If, however, the Company were obligated to issue shares to satisfy the preemptive rights of any such person, Capco has agreed to sell or cause to be sold to the Company a like number of shares, at the same price at which the Company is obligated to issue the shares, thereby eliminating any effect on the Company. To the extent Capco does not perform this obligation, the antidilution provisions applicable to the Debentures would provide certain protections to the then holders of the Debentures. However, if the remedy of cancellation of shares issued in violation of preemptive rights were granted, the effect on the Company could be materially adverse.

IMPRECISION OF RESERVES ESTIMATES

     The proved developed and undeveloped oil and gas reserve figures presented in this Prospectus are estimates based on reserve reports prepared by independent petroleum engineers. The estimation of reserves requires substantial judgment on the part of the petroleum engineers, resulting in imprecise determinations, particularly with respect to new discoveries. Estimates of reserves and of future net revenues prepared by different petroleum engineers may vary substantially, depending, in part, on the assumptions made, and may be subject to material adjustment either up or down in the future. The accuracy of any reserve estimate depends on the quality of available data as well as engineering and geological interpretation and judgment. Results of drilling, testing and production or price changes subsequent to the date of the estimate may result in revisions to such estimates. The estimates of future net revenues in this Prospectus reflect oil and gas prices and production costs as of the date of estimation, without escalation, except where changes in prices were fixed under existing contracts. There can be no assurance that such prices will be realized or that the estimated production volumes will be produced during the periods indicated. Future performance that deviates significantly from the reserve reports could have a material adverse effect on the Company. The Company generally commissions reserve reports on an annual basis and has not commissioned reserve reports at any date subsequent to January 1, 1995 for the purposes of this Offering or otherwise. No assurance is given that any such later-date reserve reports would not indicate reserves lower than those at December 31, 1994 reflected in this Prospectus. See "Business -- Description of Property -- Oil and Gas Properties -- Proved Reserves and Future Net Revenues."

GOVERNMENTAL REGULATION AND ENVIRONMENTAL RISKS

  Governmental Regulation Generally

     The production and sale of oil and gas are subject to a variety of federal, state and local governmental regulations, including regulations concerning the prevention of waste, the discharge of materials into the environment, the conservation of natural oil and gas, pollution, the issuance of permits for drilling operations, drilling bonds, reports concerning operations, the spacing of wells, the unitization and pooling of properties, and various other matters, including taxes. Many jurisdictions have at various times imposed limitations on the production of oil and gas by restricting the rate of flow for oil and gas wells below their actual production capacity. In addition, many states have raised state taxes on energy sources and additional increases may occur.

  Environmental Matters

     The oil and gas industry is also subject to environmental hazards, such as oil spills, oil and gas leaks, ruptures and discharges of oil and toxic gases, which could expose the Company to substantial liability due to environmental damage. The Company has not obtained environmental compliance surveys, including so-called Phase I reports, which would disclose matters of public record and could disclose evidence of environmental contamination requiring remediation, on producing properties outside of Michigan or California in which it holds an interest. The Company has had Phase I or more limited environmental assessments done for substantially all of its California and Michigan oil and gas properties. These assessments disclose environmental impacts typical of oil field operations and certain areas of potentially greater environmental concern, including possible groundwater impact at certain properties in which the Company has up to a 25% working interest and as to which the seller is generally responsible for remediation costs in excess of $2 million (up to $500,000 to the Company), that have not been resolved or further investigated. Generally, the assessments done are not more recent than two or three years and do not disclose any more recent environmental matters. The Company's oil and gas properties as to which environmental assessments have not been performed should also be expected to have environmental concerns typical of oil field operations generally.

     Pursuant to the purchase and sale agreement of the asphalt refinery in Santa Maria, California, the sellers have agreed to perform certain remediation and other environmental activities on portions of the refinery property for a period of five years. The Company may also incur remediation obligations with respect to the refinery and engaged an independent consultant to perform an environmental compliance survey for the refinery. The survey did not disclose required remediation in areas other than those where the seller is responsible for remediation, but did disclose that it was possible that all of the required remediation may not be completed in the five-year period.

     Environmental compliance surveys such as those the Company has had performed are limited in their scope and should not be expected to disclose all environmental contamination as may exist.

     The Company is required to plug and abandon well facility sites on its properties after production operations are completed. The Company has a significant contingent liability with respect to its obligation to plug and abandon wells on certain California properties. See Note 13 of Notes to Consolidated Financial Statements of the Company. No assurance can be given that the costs of closure of others of the Company's oil and gas properties may not be materially adverse to the Company.

     For these and other reasons, there can be no assurance that material costs for remediation or other environmental compliance will not be incurred in the future. See "-- Risks Relating to Colombian and Other Foreign
Operations -- Properties in Colombia; TNC Fields." The incurrence of such environmental compliance costs could be materially adverse to the Company.

NECESSITY TO REPLACE RESERVES; COMPETITION

     The Company's success will be largely dependent on its ability to replace and expand its oil and gas reserves through the acquisition of producing properties and the development of oil and gas reserves, both of which involve substantial risks. Successful acquisition of producing properties generally requires accurate assessments of recoverable reserves, future oil and gas prices and operating costs, potential environmental and other liabilities and other factors. Such assessments are necessarily inexact and their accuracy inherently uncertain. There can be no assurance that the Company's acquisition and development activities will result in the successful replacement of, or additions to, the Company's reserves.

     There is significant competition for the acquisition of properties producing or capable of producing oil and gas. The Company faces competition from a substantial number of companies, many of which have greater financial and other resources than does the Company. As a result of this competition, the Company may be unable to acquire attractive oil and gas producing properties on terms it considers acceptable. In addition, the Company faces competition for the sale of its oil and gas from a substantial number of companies, many of which have greater financial or other resources than the Company.

OPERATIONAL HAZARDS AND INSURANCE

     Operations in the oil and gas industry entail a number of operating risks, such as the risks of fire, blowouts, explosions, cratering, pipe failure, casing collapse and abnormally pressured formations, the occurrence of which in substantial number or magnitude could materially and adversely affect the Company. The Company maintains insurance which covers, among other things, environmental risks; however, there can be no assurance that the insurance the Company carries will be adequate to cover any loss or exposure to liability, or that such insurance will continue to be available on terms acceptable to the Company. See "-- Governmental Regulation and Environmental Risks."

CHANGE OF CONTROL OFFER

     Upon a Change of Control of the Company, the Company will be required to offer to repurchase the Debentures at 102% of the principal amount thereof plus accrued interest. See "Description of the Debentures -- Put Option Upon a Change of Control" and "-- Certain Covenants -- Change of Control." There is no assurance that the Company will have sufficient funds to repurchase the Debentures upon such a Change of Control. Moreover, the repurchase of Debentures as a result of a Change of Control could create an event of default under existing or future Senior Debt of the Company, even if the Change of Control itself does not, due to the financial effect on the Company of such repurchase. Such a default or potential default could affect the ability of the Company to make the required offer to purchase the Debentures upon a Change of Control.

CONTROL BY MR. CHAUDHARY

     Upon completion of this Offering and after giving effect to the Capco Common Stock Conversion, Mr. Chaudhary, through the companies he controls, Capco and Sedco, Inc. ("Sedco"), will own approximately 66.8% of the Company's Common Stock and will have the power to elect all of the Company's directors and to control the vote on all matters submitted to a vote of the Company's stockholders, including approval of mergers and sales of all or substantially all of the Company's assets. See "Principal Stockholders" and "Description of Capital Stock."

SHARES ELIGIBLE FOR FUTURE SALE

     On November 10, 1995, the Company had outstanding 4,189,590 shares of Common Stock. Of these shares, 1,372,660 shares of Common Stock are freely transferable and tradeable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"). Except for other persons who in the aggregate held less than 1% of the total outstanding Common Stock, the remaining 2,816,930 shares of Common Stock are held, directly or beneficially, by Capco, the majority shareholder of the Company, and executive officers and directors of the Company, each of whom has agreed with the Underwriters not to sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the Closing Date without the prior written consent of Van Kasper & Company, the Representative of the Underwriters. Although the Company can make no prediction as to the effect, if any, that such sales of shares of Common Stock would have on the market price prevailing from time to time, sales of substantial amounts of Common Stock, or the availability of such shares for sale, could adversely affect prevailing market prices for the Common Stock. Sales or transfers of Common Stock by Mr. Chaudhary could also result in another person or entity becoming the controlling stockholder of the Company. See "-- Change of Control Offer" and "Shares Eligible For Future Sale."

     In addition, the Company intends to file a registration statement under the Securities Act covering approximately 425,000 shares of Common Stock issued to Capco, certain employees and others. However, substantially all of these shares may not be sold, without the prior consent of Van Kasper & Company, until 180 days after the date of this Prospectus.

NO PRIOR PUBLIC MARKET FOR DEBENTURES

     Prior to the Offering, there has been no public market for the Debentures. Although the Debentures have been approved for listing on the AMEX, there can be no assurance that an active trading market will develop or, if a market does develop, that it will continue until maturity of the Debentures. It is not expected that the Debentures will be assigned a credit rating by any of the nationally recognized statistical rating agencies. The absence of such a rating may affect the market for the Debentures.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the Debentures after deduction of the underwriting discount and commission and estimated offering expenses payable by the Company, are estimated to be approximately $9.2 million ($10.7 million if the Underwriters' over-allotment option is exercised in full). The Company intends to use the net proceeds of the Offering to (a) repay outstanding indebtedness, including (i) borrowings outstanding under the Company's revolving credit agreement which were incurred in connection with the acquisition of properties and for general working capital purposes, which amounts the Company may reborrow in the future, and which, as of September 30, 1995, bore interest at 9.75% per annum and mature June 1, 2000, (ii) a $4.7 million loan from a bank that was incurred to finance, in part, the Company's acquisition of the Teca/Nare Fields and the Velasquez-Galan Pipeline and which is guaranteed by Mr. Chaudhary, (iii) $300,000 under a promissory note due to Conoco incurred in connection with the Company's acquisition of its asphalt refinery, and (b) to invest approximately $350,000 in Beaver Lake Energy Corporation in connection with the CRPL Business Combination. The Company intends to reborrow under its revolving credit agreement to fund the anticipated $450,000 balance of the purchase price of the Cocorna Field, to provide the $1.75 million required in connection with providing required security in connection with the operation of the Teca/Nare Fields and for working capital and other general corporate purposes.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company at September 30, 1995, and as adjusted to give effect to (i) the acquisition of the Cocorna Field, providing $1.75 million as required security in connection with the operations of the Teca/Nare Fields, the Capco Common Stock Conversion, the CRI Debt Conversion and the CRPL Business Combination, as though such transactions and related financings had occurred as of September 30, 1995, and
(ii) such transactions and the receipt and application of the estimated net proceeds from the offering of the Debentures, assuming no exercise of the Underwriters' over-allotment option.

                                                                    AT SEPTEMBER 30, 1995
                                                       ------------------------------------------------
                                                                                       AS ADJUSTED FOR
                                                                     AS ADJUSTED        ACQUISITIONS,
                                                                         FOR               RELATED
                                                                    ACQUISITIONS          FINANCINGS
                                                                     AND RELATED       AND ISSUANCE OF
                                                       ACTUAL        FINANCINGS           DEBENTURES
                                                       -------     ---------------     ----------------
                                                                    (IN THOUSANDS)
Current portion of long-term debt....................  $ 8,520         $ 8,520              $ 1,120
Long-term debt(1)....................................   11,511          11,361               10,261
9% Convertible Senior Subordinated Debentures........       --              --               11,000
9% CRI Subordinated Debt.............................       --              --                1,600
Stockholders' equity.................................    6,970           7,570                7,570
                                                       -------         -------              -------
Total capitalization.................................  $27,001         $27,451              $31,551
                                                       =======         =======              =======

---------------

(1) For information on terms and interest, see Note 9 of Notes to Consolidated Financial Statements of the Company.

                  COMMON STOCK PRICE RANGE AND DIVIDEND POLICY

     The following table sets forth the high and low bid prices of the Common Stock from January 1 to September 15, 1993 and the closing prices of the Common Stock subsequent to September 15, 1993. Since May 22, 1995, the Common Stock has traded on the AMEX under the symbol "SAB." From September 15, 1993 to May 22, 1995, the Common Stock was traded in the Emerging Company Marketplace at the AMEX. Prior to September 15, 1993, the Common Stock was traded in the over-the-counter market. The prices set forth below for the periods prior to September 15, 1993 represent bid prices between dealers, which do not include retail markups, markdowns, or commissions, and may not represent actual transactions.

                                                                       HIGH       LOW
                                                                       -----     -----
        1993
        First Quarter................................................  $3.94     $2.30
        Second Quarter...............................................   6.04      3.42
        Third Quarter................................................   3.50      2.00
        Fourth Quarter...............................................   3.25      1.31

        1994
        First Quarter................................................   2.50      1.50
        Second Quarter...............................................   4.00      1.37
        Third Quarter................................................   3.50      2.44
        Fourth Quarter...............................................   2.63      1.63

        1995
        First Quarter................................................   5.25      2.13
        Second Quarter...............................................   8.19      5.00
        Third Quarter................................................   8.25      7.50
        Fourth Quarter (through December 19).........................   8.00      6.88

     During the year ended December 31, 1994 and for the nine months ended September 30, 1995, the average daily trading volume of the Common Stock was approximately 5,950 shares and 8,790 shares, respectively. As of September 30, 1995, there were 3,124 holders of record of the Company's Common Stock. On December 19, 1995, the last reported sales price of the Common Stock on the AMEX was $7.88.

     The Company has not paid cash dividends on its Common Stock and does not anticipate doing so in the foreseeable future. The Indenture for the Debentures and the Company's principal credit agreement include provisions which restrict the payment of dividends by the Company.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following financial data included in this table has been derived from the consolidated financial statements of the Company for the periods indicated. The financial data is qualified in its entirety by, and should be read in conjunction with, the Consolidated Financial Statements of the Company and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations," contained elsewhere in this Prospectus. The results of operations for the nine months ended September 30, 1994 and 1995 are not necessarily indicative of those that may be expected for a full year.

                                                                 AT OR FOR THE
                                            --------------------------------------------------------
                                                                                   NINE MONTHS ENDED
                                                  YEAR ENDED DECEMBER 31,            SEPTEMBER 30,
                                            ------------------------------------   -----------------
                                             1991     1992      1993      1994      1994      1995
                                            ------   -------   -------   -------   -------   -------
                                              (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND RATIOS)
STATEMENT OF OPERATIONS DATA:
     Revenues:
       Oil and gas sales..................  $3,438   $ 6,021   $10,130   $12,170   $ 8,965   $10,976
       Other..............................     506       484       400       784       269       417
                                            ------   -------   -------   -------   -------   -------
          Total revenues..................   3,944     6,505    10,530    12,954     9,234    11,393
                                            ------   -------   -------   -------   -------   -------
     Expenses:
       Production costs...................   2,284     3,371     5,857     7,547     5,490     6,923
       General and administrative.........     400     1,242     2,503     1,882     1,318     1,406
       Depletion, depreciation and
          amortization....................     650     1,102     1,853     2,041     1,727     1,931
                                            ------   -------   -------   -------   -------   -------
          Total expenses..................   3,334     5,715    10,213    11,470     8,535    10,260
                                            ------   -------   -------   -------   -------   -------
     Operating income.....................     610       790       317     1,484       699     1,133
                                            ------   -------   -------   -------   -------   -------
     Other income (expense):
       Interest expense, net(1)...........     (98)     (301)     (426)     (609)     (473)     (778)
       Other..............................     (31)        1       (16)       18        94        50
                                            ------   -------   -------   -------   -------   -------
          Total other income (expense)....    (129)     (300)     (442)     (591)     (379)     (728)
                                            ------   -------   -------   -------   -------   -------
     Income (loss) before income taxes....     481       490      (125)      893       320       405
     Provision (benefit) for taxes on
       income.............................       3       125       (37)      384        82       175
                                            ------   -------   -------   -------   -------   -------
     Net income (loss)....................  $  478   $   365   $   (88)  $   509   $   238   $   230
                                            ======   =======   =======   =======   =======   =======
     Net income (loss) per share..........  $ 0.17   $  0.13   $ (0.02)  $  0.13   $  0.06   $  0.05
     Weighted average common and common
       equivalent shares outstanding......   2,811     2,907     3,533     3,998     3,966     4,355

OTHER DATA:
     EBITDA(2)............................  $1,252   $ 1,908   $ 2,171   $ 3,568   $ 2,520   $ 3,114
     Ratio of EBITDA to net interest
       expense(2).........................  12.8:1     6.3:1     5.1:1     5.9:1     5.3:1     4.0:1
     Ratio of earnings to fixed
       charges(3).........................   4.8:1     2.4:1        (4)    2.0:1     1.3:1     1.4:1

BALANCE SHEET DATA:
     Total assets.........................  $5,006   $12,214   $13,261   $18,108             $33,040
     Current portion of long-term debt....      --   $    27   $ 1,440   $ 2,357             $ 8,520
     Long-term debt(5)....................  $1,130   $ 5,470   $ 4,875   $ 5,323             $11,511
     Stockholders' equity.................  $2,151   $ 4,010   $ 4,407   $ 6,283             $ 6,970

---------------

(1) Interest expense, net of interest income and capitalized interest, if any.

(2) See footnote (2) on page 7.

(3) See footnote (3) on page 7.

(4) See footnote (4) on page 7.

(5) For information on terms and interest, see Note 9 of Notes to Consolidated Financial Statements of the Company.

                           SELECTED OIL AND GAS DATA

     The following table contains certain selected information regarding oil and gas production and, based upon independent engineers' reports, estimated proved reserves of the Company.

                                                                                   NINE MONTHS ENDED
                                       YEAR ENDED DECEMBER 31,                       SEPTEMBER 30,
                        -----------------------------------------------------   -----------------------
                           1991          1992          1993          1994          1994         1995
                        -----------   -----------   -----------   -----------   ----------   ----------
PRODUCTION:
  Oil (Bbls)..........      149,000       285,000       573,000       738,000      558,000      746,000
  Gas (Mcf)...........      479,000       637,000     1,096,000     1,453,000    1,037,000    1,052,000
  BOE.................      229,000       391,000       756,000       980,000      730,000      921,000
  Average sales price
     (per unit):
     Oil (Bbls).......  $     17.83   $     16.59   $     13.56   $     13.08   $    12.74   $    12.82
     Gas (Mcf)........         1.63          2.02          2.15          1.73         1.80         1.35
     BOE..............        15.02         15.39         13.41         12.42        12.28        11.92
RESERVE INFORMATION:
  Proved reserves
     (period end):
     Oil (Bbls).......    1,324,000     2,709,000     3,052,000     7,136,000       *            *
     Gas (Mcf)........    3,492,000     8,044,000     7,013,000     9,792,000       *            *
     BOE..............    1,906,000     4,049,000     4,221,000     8,768,000       *            *
  Future net revenues
     (before income
     taxes)(1)........  $15,268,000   $28,016,000   $17,771,000   $40,167,000       *            *
  Discounted future
     net revenues
     (before income
     taxes)(1)........  $11,126,000   $18,489,000   $11,895,000   $26,014,000       *            *
  Future net cash
     flows (net of
     income
     taxes)(2)........  $11,307,000   $21,383,000   $14,133,000   $31,711,000       *            *
  Discounted future
     net cash flows
     (net of income
     taxes)(2)........  $ 8,234,000   $14,110,000   $10,845,000   $21,127,000       *            *

---------------

 *  The Company generally commissions reserve reports on an annual basis.

(1) See footnote (4) on page 3.

(2) See footnote (5) on page 3.

     The following table sets forth (i) production data for the Company for the nine months ended September 30, 1995, (ii) pro forma production data for the TNC Fields (including the Teca/Nare Fields for the period January 1 to September 12,
1995) and Net Other Transactions (including the Velasquez Field for January 1995 and Cabot Properties for the period January 1 to May 18, 1995) as if the acquisition of the TNC Fields and Net Other Transactions had occurred on January 1, 1995, and (iii) combined pro forma production data for the Company and such transactions as if such transactions had occurred on January 1, 1995.

                                                                           NET OTHER     PRO FORMA
                                                  COMPANY    TNC FIELDS   TRANSACTIONS   COMBINED
                                                 ---------   ----------   ------------   ---------
    Oil (Bbls).................................    746,000     712,000        47,000     1,505,000
    Gas (Mcf)..................................  1,052,000          --       106,000     1,158,000
    BOE........................................    921,000     712,000        65,000     1,698,000
    Average sales price (per unit):
      Oil (Bbls)...............................     $12.82      $11.77        $13.59        $12.35
      Gas (Mcf)................................       1.35          --          1.31          1.34
      BOE......................................      11.92       11.77         12.02         11.86

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements of the Company and the related notes.

OVERVIEW

     The Company's long-term business strategy is to acquire oil and gas reserves for current and future production and the enhancement and development of such reserves. Capital utilized to acquire such reserves has been provided primarily by secured bank financing, the creation of joint interest operations and production payment obligations and sales of the Company's equity securities. In pursuit of its business strategy, the Company has made significant acquisitions of oil and gas producing properties in recent years. The extent and timing of these acquisitions complicates period to period comparisons.

     The Company's oil and gas producing activities are accounted for using the full cost method of accounting. Accordingly, the Company capitalizes all costs, in separate cost centers for each country, incurred in connection with the acquisition of oil and gas properties and with the exploration for and development of oil and gas reserves. Such costs include lease acquisition costs, geological and geophysical expenditures, costs of drilling both productive and non-productive wells, and overhead expenses directly related to land acquisition and exploration and development activities. Proceeds from the disposition of oil and gas properties are accounted for as a reduction in capitalized costs, with no gain or loss recognized unless such disposition involves a significant change in reserves, in which case the gain or loss is recognized.

     Depletion of the capitalized costs of oil and gas properties, including estimated future development costs, is provided using the equivalent unit-of-production method based upon estimates of proved oil and gas reserves and production which are converted to a common unit of measure based upon their relative energy (BTU) content. Unproved oil and gas properties are not amortized but are individually assessed for impairment. The cost of any impaired property is transferred to the balance of oil and gas properties being depleted.

     The Company's operating performance is influenced by several factors, the most significant of which are the price received for its oil and gas and the Company's sales volumes. The world price for crude oil has an overall influence on the prices that the Company receives for its domestically-produced oil. The prices received for different grades of oil are based upon the world price for crude oil, which is then adjusted based upon the particular grade, such that, typically, light oil is sold at a premium while heavy grades of crude are discounted. Additional factors influencing operating performance include production expenses, overhead requirements, the Company's method of depleting reserves, and cost of capital.

     In May 1995, the Company completed the re-permitting and environmental impact review process of its Santa Maria refinery with the County of Santa Barbara and in June 1995 re-commenced refinery operations. The Company entered into a processing agreement with Petro Source, under which Petro Source purchases crude oil (including crude oil purchased from the Company), delivers it to the refinery, reimburses the Company's out-of-pocket costs for refining, markets the asphalt and other products and generally shares any profits equally with the Company.

     Operations at two of the Company's properties in the Santa Maria Valley area of California were significantly affected by adverse weather conditions and a reduction in water disposal availability during the Spring of 1995. Production in the first quarter of 1995 decreased approximately 11,000 BOE as a result of these conditions. Heavy rains resulted in additional expenses for surface remediation and equipment repairs which were necessary to keep wells on production. Shutting in certain wells due to weather related incidents resulted in decreased production during the period. In addition, the Company's water disposal vendor instituted a reduction in the amount of waste water which could be disposed, which adversely affected production. The Company developed alternative means of water disposal during the period, allowing for an increase in oil production by the end of the period.

RESULTS OF OPERATIONS

     The following table sets forth for the periods indicated the percentage of total revenues represented by each item reflected on the Company's statements of operations.


                                                                                       NINE MONTHS
                                                   YEAR ENDED DECEMBER 31,         ENDED SEPTEMBER 30,
                                             -----------------------------------   -------------------
                                             1991      1992      1993      1994      1994      1995
                                             -----     -----     -----     -----     -----     -----
Revenues:
  Oil and gas sales......................     87.2%     92.6%     96.2%     93.9%     97.1%     96.3%
  Other..................................     12.8       7.4       3.8       6.1       2.9       3.7
                                             -----     -----     -----     -----     -----     -----
          Total revenues.................    100.0     100.0     100.0     100.0     100.0     100.0
                                             -----     -----     -----     -----     -----     -----
Expenses:
  Production costs.......................     57.9      51.8      55.6      58.2      59.4      60.8
  General and administrative.............     10.1      19.1      23.8      14.5      14.3      12.3
  Depletion, depreciation and
     amortization........................     16.5      16.9      17.6      15.8      18.7      17.0
                                             -----     -----     -----     -----     -----     -----
          Total expenses.................     84.5      87.8      97.0      88.5      92.4      90.1
                                             -----     -----     -----     -----     -----     -----
Operating income.........................     15.5      12.2       3.0      11.5       7.6       9.9
                                             -----     -----     -----     -----     -----     -----
Other income (expense):
  Interest expense, net..................     (2.5)     (4.7)     (4.0)     (4.7)     (5.1)     (6.8)
  Other..................................     (0.8)       --      (0.2)      0.1       1.0       0.4
                                             -----     -----     -----     -----     -----     -----
          Total other income (expense)...     (3.3)     (4.7)     (4.2)     (4.6)      4.1      (6.4)
                                             -----     -----     -----     -----     -----     -----
Income (loss) before income taxes........     12.2       7.5      (1.2)      6.9       3.5       3.5
Provision (benefit) for taxes on
  income.................................      0.1       1.9        --       3.0       0.9       1.5
                                             -----     -----     -----     -----     -----     -----
Net income (loss)........................     12.1%      5.6%     (1.2)%     3.9%      2.6%      2.0%
                                             =====     =====     =====     =====     =====     =====

     In the third quarter of 1995, net income increased by $6,000, or 5.3%, to $120,000 from $114,000 in the third quarter of 1994. Oil and gas sales increased $540,000, or 15.8%, to $3.96 million for the three months ended September 30, 1995, from $3.42 million for the same period of 1994, due to production from the Company's Colombian properties which were acquired in January and September 1995. Production costs increased $510,000, or 24.9%, to $2.56 million for the third quarter of 1995 from $2.05 million for the same period of 1994, due to an increase in production of 72,000 BOE, or 27.7%, to 332,000 BOE in the third quarter of 1995 from 260,000 BOE in the third quarter of 1994. Depletion, depreciation and amortization increased $51,000, or 7.7%, to $712,000 for the three months ended September 30, 1995 from $661,000 for the three months ended September 30, 1994, due principally to an increase in cost depletion of $47,000 resulting from increased production. Interest expense increased $172,000, or 101.8%, to $341,000 for the third quarter of 1995 from $169,000 for the same period of 1994 due principally to an increase in the average balance outstanding under the Company's revolving line of credit of $5.35 million, or 96.2%, from $5.56 million to $10.91 million, and an increase in that facility's weighted average interest rate of 131 basis points, or 15.5%, from 8.46% to 9.77%.

NINE MONTHS ENDED SEPTEMBER 30, 1995 AND SEPTEMBER 30, 1994

  Oil and Gas Sales

     Oil and gas sales increased $2.01 million, or 22.4%, to $10.98 million for the nine months ended September 30, 1995, from $8.97 million for the same period of 1994. The increase was primarily the result of an increase of 5.9% in the United States of the average sales price per BOE from $12.57 in the nine months ended September 30, 1994 to $13.31 for the same period of 1995, and increases in the Company's oil and gas production. Of such increase, $465,000 was attributable to the average sales price per BOE increase in the United States. A decrease of 7.8% in Canada of the average sales price per BOE from $10.70 in the nine months ended September 30, 1994 to $9.87 for the same period of 1995 due to declining gas prices resulted in a decrease in oil and gas sales of $97,000. Increases in the Company's oil and gas production represented $1.64 million of the increase of oil and gas sales. Of such production increase, $974,000 was due to production from the Velasquez Field, which was acquired in January 1995, $491,000 was due to production from the Teca/Nare Fields, which were acquired in September 1995, and the remaining $177,000 stemmed from a net production increase of 14,000 BOE in the United States and Canada, resulting from acquisitions in the latter part of 1994 and the first half of 1995, reduced by property divestitures, normal production declines and production interruptions resulting from severe weather conditions in California in the first quarter of 1995.

  Other Revenues

     Other revenues increased $148,000, or 55.0%, to $417,000 for the nine months ended September 30, 1995, from $269,000 for the same period of 1994, due principally to fees invoiced to a third party in 1995 for the use of Company facilities and to pipeline tariffs charged for the Company's share of the Velasquez-Galan Pipeline.

  Production Costs

     Production costs increased $1.43 million, or 26.0%, to $6.92 million for the nine months ended September 30, 1995, from $5.49 million for the same period of 1994. Of this increase, $498,000 was the result of an average production cost per BOE increase of $0.79 in the United States, due principally to operations at the Company's heavy-oil properties in the Santa Maria, California area. The combined production increase of 14,000 BOE in the United States and Canada was responsible for a cost increase of $108,000 in the first nine months of 1995, compared to the same period of 1994. From their acquisition dates of January 31, 1995 and September 12, 1995, the Velasquez Field and Teca/Nare Fields incurred production costs of $583,000 and $275,000, respectively, in the period ended September 30, 1995.

  General and Administrative Expenses

     General and administrative expenses increased $90,000, or 6.8%, to $1.41 million for the nine months of 1995, from $1.32 million for the same period of 1994, due principally to general and administrative expenses incurred by the Company's refinery and real estate subsidiaries, which did not begin operations until the third and fourth quarters of 1994, respectively.

  Depletion, Depreciation and Amortization Expenses

     Depletion, depreciation and amortization expenses increased $204,000, or 11.8%, to $1.93 million in the first nine months of 1995, from $1.73 million for the same period of 1994. Oil and gas depletion expense increased $199,000, or 12.3%, to $1.81 million for the first nine months of 1995, from $1.61 million for the same period of 1994. In the United States, production of oil and gas increased 13,000 BOE, or 2.1%, to 627,000 BOE for the first nine months of 1995, from 614,000 BOE for the same period of 1994. Depletion expense in the United States decreased $22,000 to $1.28 million, or $2.03 per BOE, for the first nine months of 1995, from $1.30 million, or $2.11 per BOE, for the same period of 1994, due principally to an increase in proved reserves at January 1, 1995. In Canada, production of oil and gas increased 1,000 BOE, or 0.9%, to 117,000 BOE for the first nine months of 1995, from 116,000 BOE for the same period of 1994. Depletion expense in Canada increased $6,000 to $322,000, or $2.75 per BOE, for the first nine months of 1995, from $316,000, or $2.71 per BOE, for the same period of 1994. Depletion expense in Colombia was $215,000, or $1.21 per BOE, for the first nine months of 1995. Depreciation and amortization expense increased $5,000, or 4.4%, to $119,000 for the first nine months of 1995, from $114,000 for the same period of 1994.

  Net Interest Expense

     Interest expense increased $305,000, or 64.5%, to $778,000 for the nine months ended September 30, 1995, from $473,000 for the same period of 1994, due principally to the Company's bank borrowings under its revolving line of credit facility. The average debt balance outstanding under the Company's revolving line of credit for the nine months ended September 30, 1995 increased $2.43 million, or 40.7%, to $8.38 million, from

$5.95 million for the same period of 1994, due principally to the use of proceeds to fund property acquisitions which closed during 1995. The weighted average interest rate for the Company's revolving line of credit increased 209 basis points, or 26.9%, to 9.86% for the nine months ended September 30, 1995 from 7.77% for the same period of 1994. Interest expense incurred by CRPL decreased by $37,000, or 30.3%, to $85,000 for the nine months ended September 30, 1995, from $122,000 for the same period of 1994, due to monthly principal reductions under the term loan and retirement of a note payable in January 1995. The Company's refinery subsidiary incurred interest expense of $65,000 in the nine month period ended September 30, 1995.

  Other Income (Expense)

     Other income (expense) decreased $44,000, or 46.8%, to income of $50,000 for the nine month period ended September 30, 1995, from income of $94,000 for the same period of 1994. The change was primarily due to non-recurring expenses of $119,000 in 1994 resulting from the Company's sale of its oil and gas environmental services business effective March 31, 1994, and proceeds of $198,000 realized in settlement of litigation in June 1994. Land rental income of $45,000 was realized in the nine month period ended September 30, 1995.

1994 COMPARED TO 1993

  Oil and Gas Sales

     Oil and gas sales increased $2.04 million, or 20.1%, to $12.17 million in fiscal year 1994, from $10.13 million in fiscal year 1993. The increase was primarily the result of increases in the Company's oil and gas production. An increase of 225,000 BOE in the Company's oil and gas production in fiscal year 1994 represented $2.6 million of the increase in oil and gas sales. Of such production increase, $2.24 million (196,500 BOE) was due to the Company's acquisition of new producing properties in the State of California and in Alberta, Canada. Offsetting the production increase, the average sales price per BOE decreased $0.99, or 7.4%, to $12.42 in fiscal year 1994 from $13.41 in fiscal year 1993. This decrease was primarily due to the increase in production from the Company's heavy crude oil properties located in the Santa Maria, California area. The sales price of crude oil from these properties is generally lower than the sales price of crude oil from other properties held by the Company.

  Other Revenues

     Other revenues increased $384,000, or 96.0%, to $784,000 in fiscal year 1994, from $400,000 in fiscal year 1993. Substantially all of such increase was attributable to the sale of real estate in Orange County, California in November 1994. Divestiture of non-strategic and non-profitable properties and operations in fiscal year 1993 and the first quarter of 1994 resulted in a decrease in revenues in fiscal year 1994 of $133,000. The remainder of the change was due to additional fees earned by the Company in its capacity as operator of producing oil and gas properties.

  Production Costs

     Production costs increased $1.69 million, or 28.9%, to $7.55 million ($7.70 per BOE) in fiscal year 1994, from $5.86 million ($7.75 per BOE) in fiscal year 1993. The overall increase was due to higher production levels in fiscal year 1994. On a BOE basis, production costs for properties located in the United States increased $0.44, due primarily to higher average production costs per BOE at the Company's North Belridge and Santa Maria properties in California and the Company's Michigan properties. Production costs for the Canadian properties were $5.19 per BOE in fiscal year 1994.

  General and Administrative Expenses

     General and administrative expenses decreased $621,000, or 24.8%, to $1.88 million in fiscal year 1994, from $2.5 million in fiscal year 1993. Substantially all of such decrease was attributable to the Company's actions in the second half of 1993 to consolidate office locations, eliminate duplicative administrative services and replace contract labor personnel with Company employees. Cost cutting measures enacted at the end of the first quarter of fiscal year 1994, including the disposition of non-profitable business operations, also contributed to the decrease. General and administrative expenses attributable to CRPL were $176,000 for fiscal year 1994.

  Depletion, Depreciation and Amortization Expenses

     Depletion, depreciation and amortization expenses increased approximately $189,000, or 10.0%, to $2.04 million in fiscal year 1994, from $1.85 million in fiscal year 1993. Oil and gas depletion expense increased $141,000, or 8.0%, to $1.9 million in fiscal year 1994, from $1.77 million in fiscal year 1993. In the United States, production of oil and gas increased 8.7% to 821,000 BOE in fiscal year 1994, from 755,000 BOE for fiscal year 1993. However, proved reserves in the United States increased 3.65 million BOE to 7.87 million BOE at December 31, 1994, from 4.22 million BOE at December 31, 1993, which resulted in depletion expense in the United States decreasing $314,000 to $1.45 million, or $1.77 per BOE, in fiscal year 1994, from $1.76 million, or $2.34 per BOE, in fiscal year 1993. Depletion expense in Canada was $455,000, or $2.86 per BOE, in fiscal year 1994. Depreciation and amortization expense increased $47,000, or 53.4%, to $135,000 in fiscal year 1994 from $88,000 in fiscal year 1993. The increase was due principally to a full year's amortization of costs incurred in obtaining the Company's revolving credit facility in September 1993.

  Net Interest Expense

     Interest expense increased $191,000, or 43.1%, to $634,000 in fiscal year 1994, from $443,000 in fiscal year 1993. The average amount of applicable interest-bearing debt in the United States in fiscal years 1993 and 1994 was $5.28 million and $5.69 million, respectively. The higher amounts outstanding under the Company's principal credit agreement in 1994 compared to 1993, partially offset by the lower rate of interest in 1994, resulted in an increase in U.S. interest expense of $19,000 for 1994 compared to 1993. Interest expense of CRPL was $172,000 in fiscal year 1994.

  Other Income (Expense)

     Other income (expense) increased $34,000, or 212.5%, to income of $18,000 in fiscal year 1994 from net expense of $16,000 in fiscal year 1993. Included for fiscal year 1994 are net proceeds of $198,000 received in settlement of litigation with a third party, and expenses of $119,000 attributed to the Company's sale of its oil and gas environmental services business effective March 31, 1994.

  Income Tax

     The Company's effective tax rate for 1994 was 43%. The effective rate for fiscal year 1993 was (29.6%), resulting in a tax benefit of $37,000 on a pretax loss of $125,000.

1993 COMPARED TO 1992

  Oil and Gas Sales

     Oil and gas sales increased $4.11 million, or 68.3%, to $10.13 million in fiscal year 1993 from $6.02 million in fiscal year 1992. The increase was primarily the result of increases in the Company's oil and gas production. An increase of 364,195 BOE in the Company's oil and gas production in fiscal year 1993 represented $5.60 million of the increase in oil and gas sales. Such production increase was due primarily to the Company's acquisition of new producing properties in California and Michigan. The average sales price per BOE decreased $1.98, or 12.9%, to $13.41 in fiscal year 1993, from $15.39 in fiscal year 1992, resulting in a decline in oil and gas sales of $1.49 million. This decrease was primarily due to reduced world oil prices and lower prices received for the heavy crude oil production from certain of the Company's California producing properties.

  Other Revenues

     Other revenues decreased $84,000, or 17.4%, to $400,000 in fiscal year 1993 from $484,000 in fiscal year 1992. Such decrease was due principally to the discontinuance of contract pumping services in July 1993.

  Production Costs

     Production costs increased $2.49 million, or 73.9%, to $5.86 million ($7.75 per BOE) in fiscal year 1993 from $3.37 million ($8.61 per BOE) in fiscal year 1992. The overall increase was due to higher production levels in fiscal year 1993. The decrease of $0.86 per BOE was the result of the lower average production costs per BOE at the Company's California and Michigan properties.

  General and Administrative Expenses

     General and administrative expenses increased $1.26 million, or 102%, to $2.50 million in fiscal year 1993, from $1.24 million in fiscal year 1992. Of such increase, $332,000 was attributable to costs associated with closing regional offices in Texas and California, relocation of the corporate offices to Irvine, California, and related employee severance, relocation and employment costs. The remaining increase was primarily the result of the increased level of staffing necessary for the larger volume of business in fiscal year 1993.

  Depletion, Depreciation and Amortization Expenses

     Depletion, depreciation and amortization expenses increased $751,000, or 68.3%, to $1.85 million in fiscal year 1993, from $1.10 million in fiscal year 1992. Of such increase, $699,000 was attributable to depletion expense, due principally to higher levels of production in fiscal year 1993. Depletion expense per BOE decreased $0.39 to $2.34 in fiscal year 1993 from $2.73 in 1992, due principally to higher reserve quantities at the end of 1993.

  Net Interest Expense

     Interest expense increased $127,000, or 40.0%, to $443,000 in fiscal year 1993, from $316,000 in fiscal year 1992. This increase was attributable to an increase in the average amount of long-term debt outstanding in fiscal year 1993.

  Income Tax

     The Company's effective tax rate for fiscal year 1993 was (29.6%), resulting in a tax benefit of $37,000 on a pretax loss of $125,000. The Company's effective tax rate for fiscal year 1992 was 25.5%, resulting in an income tax of $125,000.

LIQUIDITY AND CAPITAL RESOURCES

     The Company is currently experiencing significant cash flow difficulties caused, in part, by borrowings incurred in connection with the acquisition of the Teca/Nare Fields, the fact that, in the ordinary course, no significant cash flow will be available to the Company from the Teca/Nare Fields until December 1995, the need to fund operating expenses of the Teca/Nare Fields and the Velasquez-Galan Pipeline on a current basis, the fact that the Company has no remaining available borrowing capacity under its bank credit facility and that facility prohibits the Company from incurring other indebtedness without the lender's consent, and delays in the completion of this Offering. The Company does not currently have sufficient capital resources to fund its share of the working capital requirements for the Teca/Nare Fields and Velasquez-Galan Pipeline, but will when this Offering is completed. Completion of this Offering, however, will increase interest expense of the Company. Upon completion of this Offering, after giving effect to the application of the net estimated proceeds therefrom, the Company anticipates that it will have approximately $1.6 million of borrowing capacity available under its bank credit facility. The Company believes that the borrowing capacity remaining after using $1.75 million as collateral to secure payments due to third party vendors at the Teca/Nare Fields, plus anticipated cash flows from operations, will be sufficient to fund its presently expected working capital requirements.

     At September 30, 1995, the Company's total current assets were $4.45 million and its total current liabilities were $13.62 million. Included in current liabilities was $8.52 million attributable to the current portion of long-term debt, and an $842,000 obligation due for repayment from future oil production.

     The Company's operating activities during the nine month period ended September 30, 1995 provided net cash flow of $2.14 million. Net income of $230,000, adjusted for non-cash charges (primarily depletion, depreciation and amortization) in the amount of $2.06 million, was the primary source of this cash flow. Cash flows from operating activities provided net cash flow of $3.35 million in fiscal year 1994. Net income of $509,000, adjusted for non-cash charges (primarily depletion, depreciation and amortization) in the amount of $2.41 million, was the principal source of the fiscal year 1994 cash flow.

     Investing activities during the nine month period ended September 30, 1995 resulted in a net cash outflow of $15.17 million. Of this amount, oil and gas property acquisition, development and exploration expenditures totaled $13.17 million, and a deposit in the amount of $100,000 was made in connection with an acquisition of oil and gas properties in Colombia, which is scheduled for closing in the first quarter of 1996. An additional $1.98 million was expended for other assets, consisting principally of an oil transmission pipeline and related oilfield equipment, which were acquired in connection with a property acquisition in Colombia.

     Investing activities during fiscal year 1994 resulted in a utilization of cash amounting to $3.93 million. Expenditures for oil and gas property acquisitions and exploration and development activities totaled $3.69 million. An additional $798,000 of cash was utilized for other equipment purchases. Sales of producing oil and gas properties provided cash of $530,000.

     Financing activities during the nine month period ended September 30, 1995, which provided net cash flow of $12.39 million, consisted principally of activity on the Company's revolving line of credit, a bank term loan of $4.7 million, a loan from the Company's parent company of $2.2 million, and retirement of a $606,000 note payable that was outstanding at December 31, 1994. Advances from affiliated companies in the amount of $387,000 were used to partially fund the note payable payoff.

     Financing activity directed to advances and repayments on the Company's revolving line of credit resulted in a net debt reduction under that credit facility of $1.32 million for the fiscal year 1994. A term loan of $2.0 million was used in connection with the acquisition of oil and gas properties in Canada, of which $535,000 was repaid in fiscal year 1994. Proceeds of $510,000 were realized from the exercise of options for 200,000 shares of the Company's Common Stock. Contributed surplus represents capital contributed to CRPL in fiscal year 1994 by its former parent company prior to its acquisition by the Company.

     The Company has expanded its operations through acquisitions of oil and gas producing properties, and intends to do so in the future by means of additional financing. The Company funded its acquisition of the Teca/Nare Fields and Velasquez-Galan Pipeline in part by obtaining loans of $700,000 and $1.5 million, bearing interest at prime plus one percent per annum, from Capco, its majority shareholder, and CRI, which, until December 1995, was a wholly-owned subsidiary of Capco and is now a majority-owned subsidiary of Capco, respectively, and in part by borrowing $4.7 million from a bank, which borrowing has been guaranteed by Ilyas Chaudhary, the controlling shareholder of Capco. Of such $700,000 loan, $600,000 will, prior to the close of the Offering, be converted into 75,000 shares of Common Stock of the Company at a conversion price of $8.00 per share. The Company intends to fund its acquisition of the Cocorna Field in part by reborrowing $450,000 under its bank credit facility following the completion of this Offering and the application of the net proceeds therefrom. In connection with the acquisition of the Teca/Nare Fields, the Company is required to pledge collateral consisting of, at the option of Omimex de Colombia, Ltd. and its bank, either a $1.75 million certificate of deposit or a commitment of $1.75 million against the Company's borrowing base under its bank credit facility to secure payments due third party vendors at the Teca/Nare Fields.

     Effective at the closing of the Offering, the maturity of the $1.5 million loan from CRI and the $100,000 balance of the loan from Capco will be extended to April 1, 2006, and such loans will be subordinated to the same extent the Debentures are subordinated. Such loans may be prepaid in whole or in part from the proceeds of the public or private sale by the Company for cash of (i) equity securities or (ii) debt securities (other than the Debentures) that rank pari passu in right of payment with, mature on or after the maturity date of and are subordinated to the same extent as, or are subordinated and junior in right of payment to, the Debentures. These loans may also be prepaid in part from time to time in amounts proportionate to any reduction in the aggregate amount of Debentures.

     The Company has a reducing, revolving line of credit with Bank One, Texas, N.A. At September 30, 1995, the borrowing base under the credit agreement was $10.7 million, subject to a monthly reduction of $200,000. Outstanding debt at September 30, 1995 under this revolving line of credit was $10.7 million.

     Should the Company be unable to obtain equity and/or debt financing in amounts sufficient to fund projected activities, it may be constrained in its ability to acquire and/or develop additional oil and gas properties.

NEW ACCOUNTING STANDARDS

     In March 1995, the Financial Accounting Standards Board adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which the Company will be required to implement in 1996. Management is currently assessing the impact, if any, which this new accounting standard, when adopted, will have on the Company.

IMPACT OF INFLATION

     The price the Company receives for its oil and gas has been impacted primarily by the world oil market and the domestic market for natural gas, respectively, rather than by any measure of general inflation. Because of the relatively low rates of inflation experienced in the United States in recent years, the Company's production costs and general and administrative expenses have not been impacted significantly by inflation.

                                    BUSINESS
OVERVIEW

     Saba is an international oil and gas producer with principal producing properties located in the United States, Canada and Colombia. In fiscal years 1993 and 1994, oil and gas sales accounted for 96.2% and 93.9%, respectively, of the Company's gross revenues. Until 1994, all of the Company's principal assets were located in the United States. In 1994 and the first nine months of fiscal year 1995, the Company acquired interests in producing properties in the United States, Canada and Colombia. For the nine months ended September 30, 1995, approximately 23.9% of the Company's gross revenues from oil and gas production were derived from its international operations. The percentage of the Company's gross revenues derived from international operations is anticipated to increase significantly following the acquisition of the TNC Fields, including acquisition of the Teca/Nare Fields completed in September 1995.

     Saba's principal business strategy is to increase its oil and gas reserves through the acquisition of producing oil and gas properties, which may include certain properties with developmental potential, and through the acquisition of companies with oil and gas reserves, both domestically and internationally. From time to time, including at the present time, the Company is engaged in negotiations to acquire such properties and companies, and it may endeavor to make such acquisitions in exchange for one or more of cash, notes or its securities. There can be no assurance that any such properties or companies could be acquired, or acquired on terms that are favorable or acceptable to the Company.

     The Company's proved reserves have increased each year since 1991 at an annual rate of approximately 120%. As of September 30, 1995, the Company owned working interests in 907 producing oil wells and 163 producing natural gas wells and royalty interests in 164 wells, with net proved reserves of approximately
14.7 million barrels of oil and 10.9 million Mcf of natural gas.

     Saba, formerly known as Bordeaux Petroleum Company ("Bordeaux"), was incorporated in 1979 in Colorado. Ilyas Chaudhary acquired approximately 46% of the then-outstanding stock of Bordeaux in 1988. In 1991, when Bordeaux did not have any significant operations, Bordeaux acquired Saba Energy of Texas, Incorporated, of which Mr. Chaudhary owned 87% of the outstanding common stock, in exchange for 2.3 million shares of Bordeaux common stock. Since this transaction, the Company has grown substantially through continuing acquisitions of oil and gas producing properties in North and South America.

     The principal executive offices of the Company are located at 17512 Von Karman Avenue, Irvine, California, 92714 and the Company's telephone number at this location is (714) 724-1112.

ACQUISITION OF PRODUCING PROPERTIES AND RELATED OPERATIONS

     For the period commencing January 1, 1992 and ending September 30, 1995, the Company expended approximately $24.4 million for the acquisition of producing properties. As a result of this series of acquisitions, the Company has established an experienced acquisitions group of employees and consultants with engineering, accounting, geological and financial expertise, allowing the Company to respond promptly and efficiently to acquisition opportunities. The Company's process for evaluating properties includes numerous factors, such as estimated reserves, projected cash flows from production, estimated future oil and gas prices, and other considerations affecting the marketing of production.

     The table on the following page lists certain properties in which the Company acquired an interest since 1992, including acquisition of the Cocorna Field (scheduled to be completed in the first quarter of 1996). All properties listed below are oil and gas producing properties except the Company's asphalt refinery located in Santa Maria, California and the Velasquez-Galan Pipeline.

                                                  TYPE OF                             CONTRACT
            DESCRIPTION OF PROPERTY               INTEREST       YEAR ACQUIRED     PURCHASE PRICE
            -----------------------            --------------    -------------     --------------
    United States:
      Michigan.............................      Leasehold           1992           $  6,177,000
      Richfield East Dome Unit (CA)........      Leasehold           1992                712,000
      North Belridge Field (CA)............      Leasehold           1992                940,000
      Weldon Canyon (CA)...................      Leasehold           1992                 25,500
      Cat Canyon/Gato Ridge Field (CA).....    Leasehold/Fee         1993                800,000
      Bunker Gas Field (CA)................      Leasehold           1993                103,000
      Various Royalties (CA)...............      Leasehold           1993                 50,000
      South Mountain Field (CA)............      Leasehold           1993                 73,000
      Hill Pool (CA).......................      Leasehold           1993                 90,000
      Santa Maria Refinery (CA)............         Fee              1994              1,700,000
      Dutch Slough Field (CA)..............      Leasehold           1994                 29,000
      Casmalia (CA)........................      Leasehold           1994                505,000
      Huntington Beach (CA)................      Leasehold           1994                232,000
      Santa Maria Valley (CA)..............    Leasehold/Fee         1995                400,000
      Cabot (TX)...........................      Leasehold           1995              2,249,000
      Mitchell (TX and NM).................      Leasehold           1995                324,000
    Canada:
      Wainright, Sounding Lake, Utikuma,
         Craigmyle, Rumsey (Alberta).......      Leasehold           1994              3,059,500
    Colombia:
      Velasquez Field......................         Fee              1995              1,250,000
      Teca/Nare Fields and Velasquez-Galan
         Pipeline..........................      Leasehold           1995             12,250,000
      Cocorna Field........................      Leasehold        Acquisition            750,000
                                                                    Pending

ACQUISITION OF THE TNC FIELDS

     In April 1995, the Company and Omimex de Colombia, Ltd., a member of the Omimex Group, a group of privately held companies based in the United States, as the successful parties in a sealed bidding process, executed an agreement with Texaco, under which each acquired one-half of Texaco's 50% interest in the Teca/Nare Fields and one-half of Texaco's 100% interest in the Velasquez-Galan Pipeline and under which each will acquire one-half of Texaco's 100% interest in the Cocorna Field. Ecopetrol, the Colombian government-owned oil company, holds the other 50% interest in the Teca/Nare Fields. The Company completed the Teca/Nare Fields and Velasquez-Galan Pipeline acquisition in September 1995 and anticipates completing the Cocorna Field acquisition in the first quarter of 1996, each with an effective date of January 1, 1995. The Company's gross acquisition cost for the Teca/Nare Fields and Velasquez-Galan Pipeline was $12.25 million, which was reduced by the Company's share of production credits from the properties from January 1, 1995 to the closing date (approximately $3.95 million), leaving a net purchase price of approximately $8.3 million. The Company financed the purchase price through application of a $1.4 million deposit made in April 1995, a loan of $700,000 from Capco, a corporation of which Mr. Chaudhary is the majority shareholder and which is the majority shareholder of the Company, a loan of $1.5 million from CRI, which, until December 1995 was a wholly-owned subsidiary of Capco and is now a majority-owned subsidiary of Capco, and a $4.7 million loan from a bank, guaranteed by Mr. Chaudhary. Of such $700,000 loan from Capco, $600,000 will, prior to the close of the Offering, be converted into 75,000 shares of Common Stock. The maturity of the $1.5 million loan from CRI and the $100,000 balance of the loan from Capco will, effective at the closing of the Offering, be extended to April 1, 2006, and such loans will be subordinated to the same extent the Debentures are subordinated. The Company's gross acquisition cost for the Cocorna Field is $750,000, which will be reduced by the Company's share of production credits from the property from January 1, 1995 to the closing date (approximately $200,000 at September 30, 1995), leaving a net purchase price of approximately $550,000. The Company has made a $100,000 deposit with Texaco and intends to finance the balance of the purchase price by reborrowing $450,000 under its bank credit facility following the completion of this Offering and the application of the net proceeds therefrom. See "Use of Proceeds."

     In connection with the acquisition of the Teca/Nare Fields, Ecopetrol has required that Omimex de Colombia, Ltd. obtain a letter of credit for the benefit of Ecopetrol in the amount of $3.5 million to secure payments due third party vendors at the Teca/Nare Fields. Such letter of credit was issued in November 1995. Under the terms of such letter of credit, which expires in October 1996, Ecopetrol may draw thereon should Omimex de Colombia, Ltd. fail to pay third party vendors at the Teca/Nare Fields. In connection with the issuance of the letter of credit, Omimex de Colombia, Ltd. will require that, in December 1995, the Company pledge collateral consisting of, at the option of Omimex de Colombia, Ltd. and its lender, a $1.75 million certificate of deposit or a commitment of $1.75 million against the Company's borrowing base under its bank credit facility.

     The 117 mile long Velasquez-Galan pipeline connects the Company's Velasquez Field to the Colombian government-owned refinery at Barrancabermeja. In addition to the Velasquez Field production, the pipeline also transports crude oil produced from the Cocorna oil field, the Nare oil field and Ecopetrol crude oil used as diluent for the Cocorna and Nare heavy crude oil. The Company expects the pipeline to generate revenues through collection of tariffs for use of the pipeline.

     The Company has entered into a joint operating agreement with Omimex de Colombia, Ltd., under which Omimex de Colombia, Ltd. will operate the TNC Fields. The Company currently anticipates attempting to increase production at the Teca/Nare Fields and, in this regard, the assets being purchased from Texaco include a drilling rig, tubular goods and related oil field supplies that the Company believes will help facilitate such an increase. Any such increase will require, among other things, the agreement of Omimex de Colombia, Ltd. and Ecopetrol. According to a report from Netherland, Sewell & Associates, Inc. and after giving effect to a 200,000 barrel oil imbalance obligation, at January 1, 1995, the TNC Fields had proved reserves of 5.3 million barrels of oil. As a result of sales subsequent to January 1, 1995, for which the Company received a credit against the purchase price of the TNC Fields, the TNC Fields are estimated to have increased the Company's proved reserves by approximately 4.6 million barrels of oil. For the nine months ended September 30, 1995, the TNC Fields produced 733,000 net barrels of oil, or 2,700 BOPD.

     The Teca/Nare Fields were initially developed by Texaco in 1981 under association contracts entered into with Ecopetrol in 1980. The exploitation period under those association contracts expires in August 2008, and is not renewable by the Company. Under these contracts, the Company and Omimex de Colombia, Ltd. will each receive 20% of the crude oil produced at the Teca/Nare Fields, Ecopetrol will receive 40% of such production and 20% will be paid to the Colombian government in royalties.

     Texaco has been operating the Cocorna Field for over 30 years under a concession contract with Ecopetrol which expires in February 1997, and is not renewable by the Company. The Cocorna Field has proved reserves of approximately 132,000 barrels of oil, or less than 3% of the proved reserves of the TNC Fields. After paying 7.59% of the oil produced in kind as a royalty to the Colombian government, the Company and Omimex de Colombia, Ltd. will share equally all oil produced from the Cocorna oil field through February 1997.

     All crude oil produced at the TNC Fields that is received by the Company must be sold to Ecopetrol at prices established by Ecopetrol. The operation of the TNC Fields has been affected by environmental concerns in the past and may be so affected in the future. For a discussion of these and other risks concerning the TNC Fields, see "Risk Factors -- Risks Relating to Colombian and Other Foreign Operations -- Operations in Colombia; TNC Fields." For information showing the pro forma effect of the acquisition of the TNC Fields and the Net Other Transactions on selected operating and production data, see "Prospectus Summary -- Summary Pro Forma Combined Financial and Oil and Gas Data."

OPERATION OF PRODUCING PROPERTIES

     Wherever possible, the Company seeks to be named as operator for wells in which it has acquired a significant interest, although this typically occurs only when the Company owns at least a plurality of the working interests in a particular well or field. The Company acts as operator of a significant number of wells in which it owns working interests, while a significant number of wells and fields in which it owns working interests are operated by other operators who also own working interests in such wells or fields.

     The Company exercises substantial influence over development and enhancement of the wells that it operates, and supervises the operation and maintenance of such wells on a day-to-day basis, making all decisions with respect to necessary labor and equipment, construction of processing facilities or pipelines, and marketing of production. As operator, the Company is also responsible for payment of applicable taxes, purchase of necessary insurance, and payment of royalties and other production expenses. The Company employs experienced petroleum engineers, geologists and other operations and production specialists who attempt to improve rates of production from, increase reserves attributable to, and/or lower the cost of operating, the oil and gas properties in which the Company owns interests.

     Oil and gas properties are customarily operated under the terms of joint operating agreements among the operator and the other parties owning working interests in the subject properties, and accompanying joint accounting procedures, which provide for reimbursement to the operator of its direct expenses of operating a property and for monthly per-well supervision fees. Per-well supervision fees vary widely depending on geographic location and producing formation of the well, whether the well produces oil or gas, and other factors. Such fees received by the Company range from $225 to $839 per-well, per month. A substantial number of the Company's joint operating agreements are with Omimex Energy, Inc., a member of the Omimex Group, and its affiliates. At December 31, 1994, Company-operated wells accounted for 69.1% of the Company's total proved reserves.

ASPHALT REFINERY OPERATIONS

     In June 1994, in order to increase margins on heavy crude oil from the Company's oil and gas producing operations in Santa Barbara County, California, the Company acquired from Conoco Inc. and Douglas Oil Company of California an asphalt refinery in Santa Maria, California that had been inoperative since October 1993. The Company refurbished the refinery and, in May 1995, completed a re-permitting environmental impact review process with Santa Barbara County and received a Conditional Use Permit to operate the refinery. Under a processing agreement with Petro Source, the refinery re-commenced operations in June 1995. Under the processing agreement, Petro Source purchases crude oil (including crude oil produced by the Company), delivers it to the refinery, reimburses the Company's out-of-pocket costs for refining, markets the asphalt and other products and generally shares any profits equally with the Company. Throughput at the refinery is currently 1,500 BOPD. The refinery has the capacity to process approximately 8,000 BOPD. Pursuant to the refinery purchase agreement, the sellers are required to perform certain remediation and other environmental activities on the refinery property for a period of five years. See "Risk Factors -- Governmental Regulation and Environmental Risks."

STRATEGY REGARDING SUBSIDIARY COMPANIES

     In order to enhance the value of the assets of each of its subsidiary companies, the Company has established a long-term strategy of considering transferring minority ownership in certain of its subsidiaries, either by a public offering of the subsidiary's common stock or by combining the subsidiary with another company. The Company's strategy is to continue to maintain a controlling ownership interest and a majority position on the Board of Directors of each subsidiary. See "Description of the Debentures -- Certain
Covenants -- Limitations on Restricted Payments" and "Common Stock Price Range and Dividend Policy" for restrictions on the Company's ability to complete these transactions.

     In this regard, the Company has entered into an agreement whereby CRPL was merged into Beaver Lake Energy Corporation ("Beaver Lake"), whose common stock is traded on the Alberta Stock Exchange, and the Company will invest approximately $350,000 in Beaver Lake. As a result of this merger, which was completed in October 1995, and the investment, which is anticipated to be completed in the first quarter of 1996, the Company will own approximately 70% of the outstanding stock of Beaver Lake.

     The Company has considered a similar strategy for its Michigan and refinery subsidiaries, which accounted for 24.3% of consolidated assets and 16.3% of consolidated revenues of the Company as of and for the nine months ended September 30, 1995, and 18.3% of the Company's present value of future net revenues (before income taxes) at December 31, 1994. However, no specific plans have been developed or pursued.

MARKETING OF PRODUCTION

     Substantially all of Saba's crude oil production is sold at the wellhead at posted prices under short term contracts, as is customary in the industry. The Company markets its gas on the spot market or under short term sales contracts. The prices obtained for oil and gas are dependent on numerous factors beyond the control of the Company, including domestic and foreign production rates of oil and natural gas, market demand, and the effect of governmental regulations and incentives. In fiscal year 1994, approximately 18.1% and 30.5% of the Company's oil and gas revenues were derived from sales to two purchasers, Texaco and Unocal, respectively. In January 1995, Unocal canceled its purchase contract, effective March 1, 1995, for the Company's production from one of its major properties near Santa Maria, California, which accounted for approximately 25% of the Company's U.S. oil sales in fiscal year 1994. The Company, however, replaced Unocal with other purchasers on terms generally as favorable as the terms of the contract with Unocal.

DESCRIPTION OF PROPERTY -- OIL AND GAS PROPERTIES

     The following is a description of the Company's oil and gas properties. At December 31, 1994, the Company had no agreement for the sale of oil and gas to foreign governments or authorities. All of the production, however, from the Velasquez Field and the Teca/Nare Fields in Colombia, will be sold to Ecopetrol, the Colombian government-owned oil company.

  Proved Reserves and Future Net Revenues

     Saba's proved reserves and future net revenues from proved developed and undeveloped oil and gas properties (before income taxes) in this Prospectus have been estimated by the following independent petroleum engineers: for 1994, Netherland, Sewell & Associates, Inc. (as to United States reserves) and Sproule Associates Limited (as to Canadian reserves); for 1993 and 1992, Netherland, Sewell & Associates, Inc. (48% of future net revenues in both 1993 and 1992), K.E. Richison & Associates Petroleum Engineering, Inc. (52% of future net revenues in both 1993 and 1992), and, for 1991, Foster Engineering & Consulting. There have been no reserve estimates filed with any other United States federal authority or agency.

     Saba's reserves as of December 31, 1994 and 1993 were as follows:

                                         RESERVE CATEGORY
                       ----------------------------------------------------
                           PROVED DEVELOPED           PROVED UNDEVELOPED                TOTAL
                       -------------------------   ------------------------   -------------------------
        1994           OIL (BBLS)     GAS (MCF)    OIL (BBLS)    GAS (MCF)    OIL (BBLS)     GAS (MCF)
---------------------  -----------   -----------   -----------   ----------   -----------   -----------
United States........    4,530,000     6,583,000     2,141,000      643,000     6,671,000     7,226,000
Canada...............      465,000     1,921,000            --      645,000       465,000     2,566,000
                        ----------    ----------    ----------   ----------    ----------    ----------
          Total......    4,995,000     8,504,000     2,141,000    1,288,000     7,136,000     9,792,000
                        ==========    ==========    ==========   ==========    ==========    ==========
1993
United States only...    2,999,000     6,983,000        53,000       30,000     3,052,000     7,013,000
                        ==========    ==========    ==========   ==========    ==========    ==========

     The estimated future net revenues (using current prices and costs at the respective years end) and the present value of future net revenues (using a discount factor of 10 percent per annum) before income taxes for Saba's proved developed and proved undeveloped oil and gas reserves as of December 31, 1994 and 1993 are as follows:

                                         RESERVE CATEGORY
                       ----------------------------------------------------
                           PROVED DEVELOPED           PROVED UNDEVELOPED                TOTAL
                       -------------------------   ------------------------   -------------------------
                                       PRESENT                    PRESENT                     PRESENT
                         FUTURE       VALUE OF       FUTURE       VALUE OF      FUTURE       VALUE OF
                           NET       FUTURE NET        NET       FUTURE NET       NET       FUTURE NET
        1994             REVENUE       REVENUE       REVENUE      REVENUE       REVENUE       REVENUE
---------------------  -----------   -----------   -----------   ----------   -----------   -----------
United States........  $25,747,000   $17,734,000   $11,441,000   $5,932,000   $37,188,000   $23,666,000
Canada...............    2,895,000     2,301,000        84,000       47,000     2,979,000     2,348,000
                       -----------   -----------   -----------   ----------   -----------   -----------
          Total......  $28,642,000   $20,035,000   $11,525,000   $5,979,000   $40,167,000   $26,014,000
                       ===========   ===========   ===========   ==========   ===========   ===========

        1993
---------------------
United States only...  $17,327,000   $11,597,000   $   444,000   $  298,000   $17,771,000   $11,895,000
                       ===========   ===========   ===========   ==========   ===========   ===========

     "Proved developed" oil and gas reserves are reserves that can be expected to be recovered from existing wells with existing equipment and operating methods. "Proved undeveloped" oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. In recent years, the market for oil and gas has experienced substantial fluctuations which have resulted in significant swings in the prices for oil and gas. Saba cannot predict the future of oil and gas prices or whether future declines in prices will occur. Any such decline could have a material adverse effect on Saba.

  Major Properties

     The Company's major oil and gas producing properties for the fiscal year ended December 31, 1994 and proved reserves at January 1, 1995, were as follows:

                                                            OIL            GAS          PROVED
                                                        PRODUCTION      PRODUCTION     RESERVES
                    NAME AND LOCATION                     (BBLS)          (MCF)         (BOE)
    --------------------------------------------------  -----------     ----------     --------
    UNITED STATES:
    Richfield East Dome Unit (California).............    129,000               --       902,000
    Saba (Michigan)...................................    119,000          455,000     1,113,000
    North Belridge Field (California).................     74,000           58,000       426,000
    Cat Canyon/Gato Ridge Field (California)..........    217,000           95,000     3,525,000

    CANADA:
    Wainright, Sounding Lake, Utikuma, Craigmyle,
      Rumsey (Alberta)................................     80,000          473,000      892,000

  Net Quantities of Oil and Gas Produced

     The net quantities of oil and gas produced by the Company during each of the last two years are as follows:

                           1994                         OIL (BBLS)      GAS (MCF)        BOE
    --------------------------------------------------  -----------     ----------     --------
    United States.....................................    658,000          980,000      821,000
    Canada............................................     80,000          473,000      159,000
                                                         --------        ---------     --------
              Total...................................    738,000        1,453,000      980,000
                                                         ========        =========     ========

                           1993
    --------------------------------------------------
    United States only................................    573,000        1,096,000      755,000
                                                         ========        =========     ========

  Average Sales Price and Production Cost

     The following table sets forth information concerning average per unit sales price and production cost for the Company's oil and gas production for the periods indicated:

                                                                                 NINE MONTHS
                                                 YEAR ENDED DECEMBER 31,            ENDED
                                               ----------------------------     SEPTEMBER 30,
                                                1992       1993       1994          1995
                                               ------     ------     ------     -------------
                                                     (AMOUNTS IN UNITED STATES DOLLARS)
    Average sales price per BOE:
      United States..........................  $15.39     $13.41     $12.67        $ 13.31
      Canada.................................      --         --      11.12           9.87
      Colombia...............................      --         --         --           8.31
      Combined...............................   15.39      13.41      12.42          11.92
    Average production cost per BOE:
      United States..........................  $ 8.61     $ 7.75     $ 8.19        $  8.79
      Canada.................................      --         --       5.19           4.64
      Colombia...............................      --         --         --           4.87
      Combined...............................    8.61       7.75       7.70           7.51

  Productive Wells

     The following table sets forth certain information at September 30, 1995 relating to the number of productive wells in which the Company owned a working interest:

                                          OIL                    GAS                  TOTAL
                                    ----------------       ---------------       ----------------
                                    GROSS      NET         GROSS      NET        GROSS      NET
                                    -----     ------       -----     -----       -----     ------
    United States.................   448      197.79        114      57.32         562     255.11
    Canada........................    88       22.12         49       9.31         137      31.43
    Colombia......................   371       92.75         --         --         371      92.75
                                    ----      ------       ----      -----       -----     ------
                                     907      312.66        163      66.63       1,070     379.29
                                    ====      ======       ====      =====       =====     ======

---------------

(1) Productive wells are producing wells and wells capable of production, including wells that are shut in.

(2) A gross well is a well in which a working interest is owned.

(3) A net well is the Company's share of a working interest in a well. The number of net wells is the total of the Company's working interests in wells.

     The Company also held royalty interests in 164 productive wells in the United States and Canada.

  Acreage

     The following table sets forth certain information at September 30, 1995 relating to oil and gas acreage in which the Company owned a working interest:

                                                  DEVELOPED(1)                 UNDEVELOPED
                                               -------------------         -------------------
                                               GROSS        NET            GROSS        NET
                                               ------     --------         ------     --------
    United States (nine states)..............  50,774     14,094.7          8,803      5,017.0
    Canada...................................  15,512      3,253.0         15,071      8,589.0
    Colombia.................................   6,398      1,599.0          5,719      1,430.0
                                               ------     --------         ------     --------
                                               72,684     18,946.7         29,593     15,036.0
                                               ======     ========         ======     ========

---------------

(1) Developed acreage is acreage assigned to productive wells.

     A majority of the Company's oil and gas properties are in the form of mineral leases. As is customary in the oil and gas industry, a preliminary investigation of title is made at the time of acquisition of undeveloped properties. Title investigations are generally completed, however, before commencement of drilling operations or the acquisition of producing properties. The Company believes that its methods of investigating title to, and acquisition of, its oil and gas properties are consistent with practices customary in the industry and that it has generally satisfactory title to the leases covering its proved reserves.

  Drilling Activity

     The following table sets forth certain information for the fiscal years ended December 31, 1993 and 1994 relating to the Company's participation in the drilling of exploratory and development wells. The Company did not participate in the drilling of any wells in Canada in 1994. The Company did not engage in exploratory or development drilling activity in 1992.

                                                              1993                   1994
                                                         --------------         --------------
                                                         GROSS     NET          GROSS     NET
                                                         -----     ----         -----     ----
    Exploratory:
      Oil..............................................     1      0.06           --        --
      Gas..............................................    --        --            1      0.07
      Dry..............................................    --        --            3      0.19
    Development:
      Oil..............................................     3      1.50            2      0.65
      Gas..............................................    --        --            2      0.29
      Dry..............................................    --        --            1      0.25
    Total:
      Oil..............................................     4      1.56            2      0.65
      Gas..............................................    --        --            3      0.36
      Dry..............................................    --        --            4      0.44

  Real Estate

     The Company may from time to time seek to purchase real estate in conjunction with its acquisition of oil and gas properties. In connection with the acquisition of oil and gas producing properties in Santa Maria, California in June 1993, the Company purchased 247 acres in Santa Barbara County for an aggregate purchase price of $65,000. The Company also agreed to acquire an additional 1,460 acres in Santa Maria for an aggregate purchase price of $400,000, the closing of which is subject to certain conditions and approval of a subdivision map, which is currently anticipated to occur in 1995. In addition, the Company entered into an agreement to acquire 385 fee acres in Santa Barbara County in 1995 in connection with an acquisition of producing oil and gas properties at a contract purchase price of $400,000, the closing of which took place in June 1995. The Company intends to hold these properties for exploitation of oil and gas and has no current plans to otherwise develop these properties. In addition, the Company acquired approximately 370 acres of undeveloped land in Santa Maria, California in June 1994 in connection with the acquisition of its Santa Maria refinery.

OIL AND GAS PRICES

     The Company's revenues are heavily dependent on the prices the Company receives for its oil and gas, which are influenced by world prices for crude oil. The price the Company receives for its oil and gas also depends greatly on the grade of oil sold; typically, light oil is sold at a premium, while heavy grades of crude oil are discounted.

EMPLOYEES

     As of September 30, 1995, the Company employed 60 persons in the operation of its business, 23 of whom were administrative employees. The Company has not entered into any collective bargaining agreements with any unions and believes that its overall relations with its employees are satisfactory.

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

     The following table sets forth the name, age and position of the executive officers, directors and key employees of the Company:

          NAME             AGE                              POSITION
-------------------------  ---           ----------------------------------------------
Ilyas Chaudhary            48            Chairman of the Board, President and Chief
                                         Executive Officer
Francis J. Barker          76            Director
William N. Hagler          63            Director
William J. Hickey          64            Director
William E. Richards        69            Director
Walton C. Vance            48            Vice President, Secretary and Chief Financial
                                         Officer
Larry R. Burroughs         58            President and Chief Operating Officer of Saba
                                         Petroleum, Inc.
Bradley T. Katzung         43            President and Chief Operating Officer of Saba
                                         Energy of Texas, Incorporated and Saba
                                         Petroleum of Michigan, Inc.
Burt M. Cormany            66            President and Chief Operating Officer of Santa
                                         Maria Refining Company

  Executive Officers and Directors

     Ilyas Chaudhary has been a director of the Company since 1985 and has served as Chairman of the Board since 1993. He has been Chief Executive Officer since 1993 and President since 1994 and had also served as President during parts of 1991, 1992 and 1993. Mr. Chaudhary is a director and controlling shareholder of Capco, the Company's majority shareholder, whose common stock is traded on the Alberta Stock Exchange and which owns 61.9% of the Company's Common Stock, and the controlling shareholder of Sedco, owner of 4.9% of the Company's Common Stock. Mr. Chaudhary has 24 years of experience in various capacities in the oil and gas industry, including eight years of employment with Schlumberger Well Services from 1972 to 1979. Mr. Chaudhary received a Bachelor of Science degree in Electrical Engineering from the University of Alberta, Canada. See "Risk Factors -- Dependence on Mr. Chaudhary."

     Francis J. Barker has been a director of the Company since November 1994. Mr. Barker has been a consultant in the oil and gas industry since 1984. Prior to 1984, Mr. Barker served as Vice President of Operations at Unocal Corporation, where he served in various capacities since 1947.

     William N. Hagler has been a director of the Company since 1994. Mr. Hagler is Chairman of the Board of Directors, Chief Executive Officer and President of Unico, Inc., a company he founded in 1979. Unico is engaged in petroleum refining, co-generation, natural gas production and the manufacturing of methanol, a natural gas based petrochemical. Prior to 1979, Mr. Hagler was Vice President of Plateau, Inc., a Rocky Mountain regional oil refinery. Mr. Hagler is a member of the City of Farmington, New Mexico Public Utility Commission. Since 1955, Mr. Hagler has been continuously engaged in various phases of petroleum manufacturing and marketing with Exxon Corporation, Cities Service Oil Company and Riffe Petroleum Company.

     William J. Hickey has been a director of the Company since 1992, and served as Secretary of the Company from 1992 until 1994 and as Vice President and General Counsel of the Company in 1994. Prior to 1989, Mr. Hickey served as General Counsel of the Business Equipment Group of Litton Industries Inc. Mr. Hickey was Senior Vice President and a director of American Telephone+Data, Inc., a public company, from April 1994 to July 1995. Mr. Hickey currently serves as President of Hickey, Klein & Schumacher, Inc., a New York professional law corporation.

     William E. Richards has been a director of the Company since 1993. Since 1989, Mr. Richards has been engaged in the management of his own investments, including acquisitions in the oil and gas business. He is currently a director of Maxx Petroleum Ltd. and Capco (the majority shareholder of the Company). Mr. Richards spent 26 years with Dome Petroleum Limited, which was a large oil and gas company in Canada, retiring as President in 1983.

     Walton C. Vance has been the Vice President and Chief Financial Officer of the Company since 1993 and became Secretary in 1994. From 1990 to 1993, Mr. Vance provided accounting and financial reporting services to small businesses, including oil and gas producers. From 1985 to 1990, Mr. Vance was the Executive Director for a law firm in Dallas, Texas. Mr. Vance was Chief Financial Officer of Natural Resource Management Corporation (now Edisto Resources) from 1981 to 1983 and Treasurer in 1984.

  Officers of Significant Subsidiaries

     Larry R. Burroughs has been President and Chief Operating Officer of Saba Petroleum, Inc., which operates the Company's California properties, since 1994. Mr. Burroughs has over 38 years experience in the oil and gas industry as an engineer and producer, and as the owner of several oil and gas production companies.

     Bradley T. Katzung has been President and Chief Operating Officer of Saba Energy of Texas, Incorporated and President of Saba Petroleum of Michigan, Inc. since 1994. Mr. Katzung joined the Company in 1993 as Vice President of Operations for Saba Energy of Texas, Incorporated, Saba Petroleum of Michigan, Inc., and Saba Petroleum, Inc. Mr. Katzung has more than twenty years experience in the oil and gas industry, including as Vice President of Operations for Okland Oil Company and President of Midwest Oil and Gas Consultants.

     Burt M. Cormany has been President of Santa Maria Refining Company since July 1994. Mr. Cormany has worked in various capacities for the Company's Santa Maria refinery since 1961, including refinery manager from 1974 to 1990, and was a consultant to the Company for several months in 1994 prior to becoming President of Santa Maria Refining Company.

  Board Committees

     The Executive Committee consists of Messrs. Chaudhary, Barker and Richards and has all authority, consistent with the Colorado Business Corporation Act, as may be granted to it by the Board. Accordingly, the Executive Committee may have and may exercise all the powers and authority of the Board in the oversight of the management of the business and affairs of the Company, except that the Executive Committee will not have the power (except, to the extent authorized by a resolution of the Board) to amend the Company's Articles of Incorporation or By-laws, fix the designations, preferences, and other terms of any preferred stock of the Company, adopt an agreement of merger or consolidation, authorize the issuance of stock, declare a dividend or recommend to the stockholders of the Company the sale, lease or exchange of all or substantially all of the Company's property and assets, a dissolution of the Company or a revocation of such a dissolution.

     The Audit Committee, consisting of Messrs. Hagler, Hickey and Barker, reviews the professional services to be provided by the Company's independent auditors. The Audit Committee reviews the scope of the audit by the Company's independent auditors, the annual financial statements of the Company and such other matters with respect to the accounting, auditing and financial reporting practices and procedures of the Company as it may find appropriate or as may be brought to its attention.

     The Compensation Committee, consisting of Messrs. Chaudhary, Hagler and Hickey, reviews executive salaries, administers the stock option plans of the Company and approves the salaries and other benefits of the executive officers of the Company. In addition, the Compensation Committee consults with the Company's management regarding pension and other benefit plans and compensation policies and practices of the Company.

  Director Compensation

     The Company does not pay additional remuneration to executive officers for serving as directors. Directors who are not employees currently receive an annual $7,500 retainer and meeting fees of $650 per meeting. Directors of the Company are also reimbursed for out of pocket expenses incurred in connection with their attendance at Board of Directors meetings, including reasonable travel and lodging expenses.

EXECUTIVE COMPENSATION

     The following table sets forth certain information as to compensation of the Chief Executive Officer of the Company. No other executive officers of the Company received salary and bonuses of over $100,000 in 1994.

                                                                               LONG TERM
                                                                              COMPENSATION
                                                ANNUAL COMPENSATION           ------------
                                         ----------------------------------    SECURITIES
       NAME AND PRINCIPAL                                      OTHER ANNUAL    UNDERLYING     ALL OTHER
            POSITION              YEAR     SALARY      BONUS   COMPENSATION    OPTIONS(4)    COMPENSATION
--------------------------------  ----   -----------   -----   ------------   ------------   ------------
Ilyas Chaudhary
  Chairman of the Board,          1994   $120,786(2)    --       (3)            --             --
  President and Chief             1993   $110,000(2)    --       (3)            --             --
  Executive Officer(1)            1992   $148,000(2)    --       (3)            --             --

---------------

(1) Mr. Chaudhary served as President from September 11, 1991 until July 16, 1992, when he was elected Chairman of the Board. He was again elected President on December 23, 1992, and served in that capacity until April 26, 1993. On December 11, 1993 and February 19, 1994, respectively, Mr. Chaudhary was elected Chief Executive Officer and President, in addition to his position as Chairman of the Board.

(2) In 1992, 1993 and 1994 the Company reimbursed a corporation wholly owned by Ilyas Chaudhary, Chairman of the Board, President and Chief Executive Officer of the Company, $148,000, $110,000 and $120,786, respectively, for management services performed by Mr. Chaudhary.

(3) "Other Annual Compensation" was less than the lesser of $50,000 or 10% of Mr. Chaudhary's annual salary and bonus for such year.

(4) In September 1992, the Company's stockholders approved an Incentive Stock Option Plan and a Non-Qualified Stock Option Plan, and reserved 500,000 and 250,000 shares, respectively, of unissued Common Stock for issuance under the plans. No options were granted under either plan prior to the cancellation of such plans in July 1995. In 1993 and 1994, the Company issued options for 270,000 shares of Common Stock to certain employees of the Company, other than Mr. Chaudhary. These options, which are not covered by the Incentive Stock Option Plan or the non-qualified Stock Option Plan, become exercisable ratably over a period of five years from the date of issue. The exercise price of the options was the fair market value of the shares at the date of grant and ranges from $2.50 to $3.00. Options to acquire 74,000 shares were exercisable as of September 30, 1995.

BENEFIT PLANS AND EMPLOYMENT AGREEMENTS

  Employment Agreements

     The Company has entered into an employment agreement with Ilyas Chaudhary for a term expiring in the year 2000, pursuant to which Mr. Chaudhary will serve as President and Chief Executive Officer of the Company. A relatively small portion of Mr. Chaudhary's time is spent working for Capco and other companies. The Company is reimbursed for Mr. Chaudhary's time spent on such other matters. The employment agreement provides for a base salary of $150,000 in 1995, increasing 10% annually to $219,615 in 1999. The employment agreement also provides Mr. Chaudhary with options to purchase 100,000 shares of the Company's Common Stock, 20,000 of which may be exercised each year of the agreement, beginning in 1996, for $3.00 per share. Upon termination of Mr. Chaudhary's employment during the term of the employment agreement for any reason other than for "cause," Mr. Chaudhary's death or permanent incapacitation, or voluntary termination, the Company will be obligated to pay Mr. Chaudhary a lump sum severance payment in the amount equal to Mr. Chaudhary's then current annual base salary.

  Stock Option Plans

     In September 1992, the Company's stockholders approved an Incentive Stock Option Plan and a Non-Qualified Stock Option Plan, and reserved 500,000 and 250,000 shares, respectively, of Common Stock for issuance under such plans. No options were granted under either plan prior to the cancellation of such plans in July 1995.

     In fiscal years 1993 and 1994, the Company issued options for 270,000 shares of Common Stock to certain employees of the Company, other than Mr. Chaudhary. These options, which are not covered by the Incentive Stock Option Plan or the Non-Qualified Stock Option Plan, become exercisable ratably over a period of five years from the date of issue. The exercise price of the options is the fair market value of the shares at the date of grant and ranges from $2.50 to $3.00. Options to acquire 74,000 shares were exercisable as of September 30, 1995.

  Retirement Plan

     The Company sponsors a defined contribution retirement savings plan ("401(k) Plan"). The Company currently provides matching contributions equal to 50% of each employee's contribution, subject to a maximum of 4% of employee earnings. The Company's contributions for the 401(k) Plan were $3,245 in 1994 and $2,245 in 1993.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Sedco and Capco, corporations majority-owned by Mr. Chaudhary, own 203,495 shares (4.9%) (4.8% after giving effect to the Capco Common Stock Conversion), and 2,571,500 shares (61.4%) (2,646,500 shares or 62.1% after giving effect to the Capco Common Stock Conversion), respectively, of the Common Stock of the Company.

     Certain officers and directors are engaged in the oil and gas business for their own account and have business relationships with other oil and gas exploration and development companies or individuals. As a result, potential conflicts of interests between such persons and the Company may arise from time to time. The Directors have agreed, however, that oil and gas opportunities which may become available to them will first be offered to the Company.

     In 1994, the following occurred: (i) Capco and other affiliated companies advanced approximately $160,000 to the Company; and (ii) the Company's Canadian subsidiary provided advances of approximately $177,000 to companies controlled by Mr. Chaudhary.

     In December 1994, the Company acquired all the outstanding shares of common stock of CRPL from Capco, holder of 61.4% of the Company's outstanding Common Stock, in exchange for 300,000 shares of Common Stock of the Company. Mr. Chaudhary is the controlling shareholder of Capco.

     In connection with the acquisition of the Teca/Nare Fields, Capco and CRI loaned the Company $700,000 and $1.5 million, respectively, at an interest rate of prime plus one percent per annum, and the Company has borrowed $4.7 million from a bank, which borrowing was guaranteed by Mr. Chaudhary. Of the borrowing from Capco, $600,000 will, prior to the close of the Offering, be converted into 75,000 shares of Common Stock of the Company. The maturity of the $1.5 million loan from CRI and the $100,000 balance of the loan from Capco will, effective at the closing of the Offering, be extended to April 1, 2006, and such loans will be subordinated to the same extent the Debentures are subordinated.

     The Company had previously entered into an agreement with CRI whereby CRI agreed to purchase from the Company, prior to the completion of this Offering, 150,000 shares of Common Stock at a purchase price of $8.00 per share. This agreement was cancelled prior to the issuance of any shares thereunder, when in connection with this Offering, the Company discovered that preemptive rights may have been inadvertently granted to shareholders in connection with the 1988 Amendment to the Company's Articles of Incorporation. See "Risk Factors -- Risks Relating to Certain Corporate Matters -- Preemptive Rights."

     If the Company were obligated to issue any shares to satisfy the preemptive rights of any shareholder of the Company, Capco has agreed to sell or cause to be sold to the Company a like number of shares, at the same price as the Company is obligated to issue the shares, thereby eliminating any effect on the Company. See "Risk Factors -- Risks Relating to Certain Corporate Matters -- Preemptive Rights."

     In October 1995, the Company borrowed $250,000 from Unico, Inc., a company controlled by William N. Hagler, a director of the Company, which indebtedness bears interest at 10% per annum and matures April 15, 1996. In December 1995, the Company borrowed an additional $100,000 from Unico, Inc. on the same terms.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information with respect to beneficial ownership of the Company's Common Stock as of September 30, 1995, and as adjusted to reflect the sale and assumed conversion of the Debentures being offered hereby (assuming no exercise of the Underwriters' over-allotment option) by (i) each record owner and each person known to the Company to be a beneficial owner of more than 5% of the Common Stock, (ii) each director of the Company and
(iii) all directors and officers of the Company as a group. Except as otherwise indicated, the Company believes that the beneficial owners of the Common Stock listed below, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable.

                                                                           OWNERSHIP AS A PERCENT
                                                                               OF COMMON STOCK
                                                             SHARES        ----------------------
                                                          BENEFICIALLY                    AS
SHAREHOLDERS:                                                OWNED         ACTUAL     ADJUSTED(1)
                                                          ------------     ------     -----------
  Capco Resources Ltd.(2)...............................    2,571,500        61%        48%
     950, 444 Fifth Ave. S.W.
     Dayon Building
     Calgary, AB, Canada T2P 2T8
  Ilyas Chaudhary(3)....................................    2,775,560        66%        52%
     17512 Von Karman Ave.
     Irvine, California 92714
DIRECTORS OTHER THAN MR. CHAUDHARY:
  Francis J. Barker.....................................        3,100        *           *
  William N. Hagler.....................................        1,000        *           *
  William J. Hickey.....................................        1,350        *           *
  William E. Richards...................................          100        *           *
  All Directors and Officers as a Group(2)(3)...........    2,782,710        66%        52%

---------------

 *  Less than one percent.

(1) Adjusted to reflect the Capco Common Stock Conversion and the sale and assumed conversion of the Debentures.

(2) Mr. Chaudhary, as the controlling shareholder of Capco, is deemed to be the beneficial owner of these shares.

(3) Includes 2,571,500 and 203,495 shares of Common Stock of the Company owned by Capco and Sedco, respectively. Mr. Chaudhary, as the controlling shareholder of such companies, is deemed to be the beneficial owner of such shares.

                         DESCRIPTION OF THE DEBENTURES

     The following description of certain terms of the Debentures does not purport to be complete and is qualified in its entirety by reference to the Indenture pursuant to which the Debentures will be issued, a copy of the proposed form of which is an exhibit to the Registration Statement (see "Available Information"), and to those terms made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). Terms (whether or not capitalized) used but not defined in this "Description of the Debentures" section have the meanings given to them in the Indenture.

     AS USED BELOW IN THIS "DESCRIPTION OF THE DEBENTURES" SECTION, THE "COMPANY" MEANS SABA PETROLEUM COMPANY, BUT NOT ANY OF ITS SUBSIDIARIES, UNLESS THE CONTEXT REQUIRES OTHERWISE.

GENERAL

     The Debentures will be general unsecured senior subordinated obligations of the Company and will be issued under an Indenture between the Company and BNY Western Trust Company, as Trustee (the "Trustee"). The Debentures will be limited to an aggregate principal amount of $14,375,000 and will mature on December 15, 2005. The Debentures will bear interest from December 26, 1995 at the rate shown on the cover page of this Prospectus, payable semi-annually on June 15 and December 15 of each year, commencing on June 15, 1996, to holders of record ("Holders") at the close of business on the preceding June 1 or December 1, as the case may be, immediately preceding the respective interest payment date. The Debentures will be issued in denominations of $1,000 and integral multiples thereof.

     The Debentures will be subordinated and junior in right of payment, to the extent and in the manner set forth below, to all Senior Debt. The Company is a holding company, which currently conducts its operations through subsidiaries. This effectively subordinates the Debentures to all indebtedness (including trade payables) of the Company's subsidiaries. Therefore, the Company's rights and the rights of its creditors, including holders of Debentures, to participate in the assets of any subsidiary upon the subsidiary's liquidation or recapitalization will be subject to the prior claims of the subsidiary's creditors, except to the extent that the Company may itself be a creditor with recognized claims against the subsidiary. However, in that case the claims of the Company would still be effectively junior to any indebtedness of the subsidiaries to the extent the creditors holding that indebtedness are entitled to the benefit of security interests in the assets of the subsidiary, as well as to any indebtedness of the subsidiary senior to that held by the Company. In addition, because the Company is a holding company, it is dependent on dividends or other distributions from its subsidiaries to make payments on its indebtedness, including the Debentures. Such dividends or other distributions to the Company may be subject to state law, which can restrict the ability of a corporation to pay dividends or make other distributions to its shareholders and which protect the rights of creditors of a corporation in the event of improperly made dividends or distributions, as well as to present or future contractual or regulatory restrictions that could materially restrict the subsidiaries' ability to make such payments to the Company. The Indenture will not restrict the Company's ability to enter into contracts in the future that limit the ability of the Company's subsidiaries to pay dividends, or make loans or advances to it. Payments to the Company from its subsidiaries also are contingent upon the earnings of such subsidiaries and are subject to various business considerations, such as the working capital needs of the subsidiaries. See "Risk Factors -- Subordination of the Debentures."

     Principal, premium and interest on the Debentures will be payable, and the Debentures may be presented for registration of transfer or exchange, at the offices of the Trustee in Los Angeles, California. Payments may be made by check mailed to the registered addresses of the holders of record. The Holders must surrender their Debentures to the Paying Agent to collect principal payments. The Company may require appropriate endorsements, transfer documents and payment of a sum sufficient to cover any transfer tax or other governmental charge payable in connection with certain transfers or exchanges of the Debentures. Initially, the Trustee will act as the Paying Agent and the Registrar under the Indenture. The Company or any of its subsidiaries may subsequently act as the Paying Agent and/or the Registrar, except in certain circumstances described in the Indenture, and the Company may change any Paying Agent or any Registrar without prior notice to the Holders.

CONVERSION OF DEBENTURES

     The holder of any Debenture will be entitled at any time prior to the close of business on December 15, 2005, subject to prior redemption, to convert the Debentures (or portions thereof which are in denominations of $1,000 or in integral multiples thereof), at the principal amount thereof, into shares of Common Stock of the Company at the conversion price set forth on the cover page of this Prospectus, subject to adjustment as described below. Interest is required to be paid on any semi-annual interest payment date with respect to Debentures surrendered for conversion after the record date therefor to the registered holder on that record date. No other payment or adjustment will be made on conversion of any Debenture for interest accrued thereon or for dividends on the Common Stock. The Company may not issue fractional shares upon conversion of Debentures and in lieu thereof will pay a cash adjustment based upon the current market price of the Common Stock on the last business day prior to the date of conversion. In the case of Debentures called for redemption, conversion rights will expire at the close of business on the redemption date.

     The conversion price is subject to adjustment as set forth in the Indenture in certain events, including: the issuance of stock of the Company as a dividend or distribution on the Common Stock; subdivisions, combinations and reclassifications of the Common Stock; the issuance to all holders of Common Stock of certain rights (but only when the rights become exercisable) or warrants entitling them to subscribe for Common Stock at less than the current market price; except for cash dividends permitted by the Indenture, the distribution to all holders of Common Stock of assets or debt securities of the Company or rights (other than those referred to above, but only when such additional rights become exercisable) or warrants (other than those referred to above) to purchase assets, debt securities or other securities of the Company; the issuance, in certain circumstances, of shares of Common Stock for less than the then current market price; and the issuance in certain circumstances of securities which are convertible into or exchangeable for Common Stock (other than pursuant to transactions described above) for a consideration per share less than the then current market price of the Common Stock. No adjustment in the conversion price will be required unless the adjustment would require a change of at least 1% in the conversion price then in effect, but any adjustment that would otherwise be required to be made will be carried forward and taken into account in any subsequent adjustment. The Company may at any time reduce the conversion price by any amount, provided that the period during which the reduced price is available is at least 20 days and the reduced price is irrevocable during that period.

     If the Company consolidates or merges with or into or transfers or leases all or substantially all of its assets to any Person, the Debentures will become convertible into the kind and amount of securities, cash or other assets which the holders of the Debentures would have owned immediately after the transaction had they converted the Debentures into Common Stock immediately before the transaction occurred.

REDEMPTION OF THE DEBENTURES

  Optional

     The Company may redeem any or all the Debentures at any time or some of them from time to time at any time after December 15, 1997. The redemption price for Debentures so redeemed shall be the redemption prices (expressed in percentages of principal amount) set forth below, plus accrued interest to the redemption date, if redeemed during the 12-month period beginning December 15 of the years starting with the year indicated below.

                YEAR                                               PERCENTAGE
               ------                                              ----------
                1997.............................................   102.000%
                1998.............................................   101.714%
                1999.............................................   101.429%
                2000.............................................   101.143%
                2001.............................................   100.857%
                2002.............................................   100.572%
                2003.............................................   100.286%
                2004 and thereafter..............................   100.000%

The Company also has the option to redeem up to an additional 15% of the initial principal amount of the Debentures in each year commencing in 2000, as described below under "Mandatory Sinking Fund Redemption."

  Mandatory Sinking Fund Redemption

     The Company is required to redeem 15% of the initial principal amount of Debentures issued pursuant to this Prospectus (including for the purpose of determining initial principal amount, the additional principal amount of any Debentures issued pursuant to the Underwriters' over allotment option) (which amount shall be rounded to the next highest integral multiple of $1,000) on December 15, 2000 and on each December 15 thereafter through and including December 15, 2004 at a redemption price of 100% of the principal amount of the Debentures redeemed, plus accrued interest thereon to the redemption date. At its option, the Company may, at any such redemption date, redeem up to an additional 15% of such initial principal amount of the Debentures (which amount shall be rounded to the next highest integral multiple of $1,000) at the same price, provided that the right to redeem Debentures pursuant to this sentence is not cumulative so that, to the extent the right is not exercised at any such redemption date, the amount of Debentures that may be acquired pursuant to this sentence in subsequent years will not be increased. The Company may reduce the principal amount of Debentures to be redeemed pursuant to the Mandatory Sinking Fund Redemption by subtracting, without duplication, 100% of the principal amount (excluding premium) of any Debentures that Holders have converted, the Company has delivered to the Trustee for cancellation or the Company has previously purchased, redeemed, retired or acquired, other than pursuant to the Mandatory Sinking Fund provision or the covenant regarding insurance on the life of Ilyas Chaudhary, provided that the Company may reduce the principal amount of the Debentures it is so required to redeem in any year by subtracting 100% of the principal amount of Debentures acquired pursuant to the second sentence of this paragraph, but may do so for any Debentures so acquired only against the Mandatory Sinking Fund Redemption payment due in the year immediately following the year of acquisition.

  Selection and Notice

     If less than all of the Debentures are to be redeemed at any time, selection of the Debentures to be redeemed will be made by the Trustee from among the outstanding Debentures by lot (pro rata for redemption pursuant to the covenant set forth under "-- Certain Covenants -- Insurance on the Life of Ilyas Chaudhary") or in compliance with the requirements of the principal national securities exchange, if any, on which the Debentures are then listed. Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each Holder whose Debentures are to be redeemed at the registered address of such Holder. On and after the redemption date, interest shall cease to accrue on the Debentures or portions thereof called for redemption.

SUBORDINATION

     The Debentures will be subordinate and junior in right of payment, to the extent and in the manner to be set forth below, to all "Senior Debt" of the Company. The Indenture will define "Senior Debt" as all present or future "Debt" (defined below) created, incurred, assumed or guaranteed (to the extent of the guarantee) by the Company (and all renewals, extensions or refundings thereof), unless the instrument under which such Debt is created, incurred, assumed or guaranteed provides that such Debt is not senior or superior in right of payment to the Debentures; provided, however, that Senior Debt shall not include (i) any Debt of the Company to any of its subsidiaries, (ii) any Debt of the Company or guarantees of Debt by the Company which by its terms or the terms of the instrument creating or evidencing it expressly provides that such Debt or guarantee is expressly subordinated in right of payment to any other Debt of the Company or (iii) Guarantees by the Company of Debt (a) outstanding at the date of the Indenture or (b) which may be outstanding in the future, except that Senior Debt shall include any present and future guarantees that provide by their terms that they constitute Senior Debt.

     At September 30, 1995, the Senior Debt of the Company was $17.8 million. After giving effect to the acquisition of the TNC Fields, the CRPL Business Combination, providing $1.75 million as required security in connection with the operations of the Teca/Nare Fields, the Capco Common Stock Conversion, the CRI Debt Conversion, and the sale of the Debentures and the anticipated use of the net proceeds therefrom, as if they had occurred on September 30, 1995, the Company would have had $11.4 million of Senior Debt outstanding as of September 30, 1995.

     By reason of the subordination described above, in the event of a liquidation or dissolution of the Company or in a bankruptcy, reorganization, insolvency, receivership or other similar proceeding relating to the Company or its property, upon any distribution of assets, holders of Senior Debt will be entitled to be paid principal and interest in full before principal or interest payments may be made on the Debentures, and the Holders of Debentures will be required to pay over their share of such distribution to the holders of Senior Debt until such Senior Debt is paid in full, except that Holders of Debentures may receive securities that are subordinated at least to the same extent as the Debentures are to Senior Debt. By reason of this subordination, in the event of dissolution, insolvency or bankruptcy of the Company, Holders of the Debentures may recover less, ratably, than holders of Senior Debt and other creditors of the Company, or may recover nothing.

     The Company may not pay principal of, or interest on, the Debentures and may not acquire any Debentures for cash or property (other than securities that are subordinated to at least the same extent as the Debentures are subordinated to Senior Debt) if (i) a default in the payment of any principal or other obligations with respect to Designated Senior Debt occurs and is continuing beyond any applicable grace period or (ii) a default, other than a payment default, on Designated Senior Debt occurs and is continuing that then permits holders of the Designated Senior Debt to accelerate its maturity and the Trustee receives a notice of the default from a person permitted to give such notice under the Indenture requesting that payment of principal or interest with respect to the Debentures be prohibited. Notwithstanding the foregoing, the Company may resume payments in respect of the Debentures upon the earlier of (a) the date upon which the default is cured or waived or (b) in the case of a default referred to in (ii) above, 179 days pass after notice is received (a "Payment Blockage Period"), provided that the terms of the Indenture otherwise permit the payment, distribution or acquisition of the Debentures at the time in question. Only one Payment Blockage Period may be commenced within any consecutive 365-day period with respect to the Debentures. "Designated Senior Debt" will be defined in the Indenture to mean (i) Senior Debt of the Company permitted to be incurred under the Indenture under any institutional credit agreement and (ii) any other Senior Debt permitted to be incurred under the Indenture in the principal amount of $5 million or more.

PUT OPTION UPON A CHANGE OF CONTROL

     The Indenture will require the Company to make an offer to purchase all of the outstanding Debentures upon a Change of Control. See "-- Certain
Covenants -- Change of Control." The Company's ability to purchase the Debentures in the event of a Change of Control may be adversely affected by covenants and restrictions in the Company's principal credit agreement and covenants and restrictions in the Company's credit facilities in existence from time to time in the future. See Note 9 of Notes to the Consolidated Financial Statements of the Company. There can be no assurance that sufficient funds will be available in the event of a Change of Control to permit the Company to make any repurchases then required.

CERTAIN COVENANTS

  Affirmative Covenants

     In addition to the covenants described below, the Indenture will require the Company, subject to certain limitations described therein, to, among other things, do the following: (a) deliver to the Trustee copies of all reports filed with the Commission; (b) deliver to the Trustee quarterly officers' certificates with respect to the Company's compliance with its obligations under the Indenture; (c) maintain its corporate existence, subject to the provisions described below relating to mergers and acquisitions; and (d) pay its taxes when due except where such taxes are being contested in good faith.

  Limitations on Restricted Payments

     The Indenture will provide that the Company will not, and will not permit any of its subsidiaries to, directly or indirectly make any Restricted Payment after the date of the Indenture, except as provided below in this Restricted Payments covenant, if at the time of such Restricted Payment and giving effect thereto:

          (i) a Default or Event of Default shall have occurred and be continuing or shall occur as a consequence thereof;

          (ii) the amount of such Restricted Payment, when added to the aggregate amount of all Restricted Payments (except the Restricted Payments permitted by the last sentence of this Restricted Payments covenant) made after the date of the Indenture, exceeds the sum of the following: (1) 20% (50% at all times when the Consolidated Tangible Net Worth of the Company exceeds $10 million) of the Company's Consolidated Net Earnings, excluding net earnings of subsidiaries that are not Wholly Owned Subsidiaries except to the extent such earnings have been received in cash by the Company or a Wholly Owned Subsidiary of the Company, accrued during the period (taken as one accounting period) since December 31, 1995 (or, if the aggregate Consolidated Net Earnings of the Company shall be a deficit, minus 100% of such aggregate deficit), plus (2) 50% (100% at all times when the Consolidated Tangible Net Worth of the Company exceeds $10 million) of the aggregate net proceeds, including the fair market value of property other than cash (such fair market value to be determined by a majority of the disinterested members of the full Board of Directors of the Company, whose good faith determination shall be conclusive and evidenced by a resolution certified by an Officers' Certificate and filed with the Trustee), received by the Company from the issuance of Capital Stock of the Company (other than to a subsidiary of the Company) that is not Disqualified Stock since December 31, 1995, plus (3) 50% (100% at all times when the Consolidated Tangible Net Worth of the Company exceeds $10 million) of the principal amount of any Indebtedness of the Company (excluding the Debentures) or a Wholly Owned Subsidiary that is converted into or exchanged for Capital Stock of the Company that is not Disqualified Stock since December 31, 1995; and

          (iii) the Company's Consolidated Fixed Charge Coverage Ratio would be at least 3.0 to 1.0.

Clauses (i), (ii) and (iii) above will not prevent:

          (a) the payment of any dividend within 60 days after the date of declaration thereof if the payment thereof would have complied with the limitations of this Indenture on the date of declaration; or

          (b) the retirement of shares of the Company's Capital Stock in exchange for or out of the proceeds of a substantially concurrent sale (other than a sale to a subsidiary of the Company) of other shares of its Capital Stock (other than Disqualified Stock).

Clauses (ii) and (iii) above will not prevent any transaction that is a Restricted Payment under clause (iv) of the definition of Restricted Payments, if the conditions in both subparagraph (A) below and subparagraph (B) below are met:

          (A) any transaction by which a subsidiary becomes a Former Subsidiary (or a transaction by a subsidiary that is a Former Subsidiary but, were it not a Former Subsidiary, would cause it to become a Former Subsidiary), unless as a result of the transaction the shareholders' equity of the Company will not decrease or, if there is such a decrease, the decrease is deemed a Restricted Payment and is permissible under clauses (i), (ii) and
     (iii) above; and

          (B) any transaction by which a subsidiary becomes a Former Subsidiary unless, as part of the transaction and without the payment of any consideration therefor by the Company of any or its other subsidiaries, the subsidiary that is to become a Former Subsidiary is, or becomes and, in each case, remains solely liable (without any Guarantee by the Company or any other subsidiary of the Company) for a portion of the pre-transaction Consolidated Indebtedness of the Company equal to such pre-transaction Consolidated Indebtedness multiplied by a fraction of which (x) the numerator is the Consolidated Cash Flow Available For Fixed Charges of the subsidiary that is to become a Former Subsidiary (calculated on the same basis as if the reference to the "Company" in the definition of

     Consolidated Cash Flow Available For Fixed Charges were references to such subsidiary) for the most recent four quarters for which financial results have been reported by the Company prior to the transaction being effected and (y) the denominator is the Consolidated Cash Flow Available For Fixed Charges of the Company for such four quarters (if positive and, if not, one).

  Limitations on Transactions with Affiliates

     The Company will not, and will cause each of its subsidiaries to not, after the date of the Indenture, make any loan, advance, Guarantee or capital contribution to, or for the benefit of, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or for the benefit of, or purchase or lease any property or assets from, or enter into or amend any contract, agreement or understanding with, or for the benefit of, (i) any Affiliate of the Company or any of its subsidiaries or (ii) any Person (or any Affiliate of such Person) holding 10% or more of the Common Equity of the Company or any of its subsidiaries (each an "Affiliate Transaction"), except on terms that are no less favorable to the Company or the relevant subsidiary, as the case may be, than those that could have been obtained in a comparable transaction on an arms length basis from a Person that is not an Affiliate.

     The Company will not, and will not permit any of its subsidiaries to, enter into an Affiliate Transaction involving or having a value of more than $500,000 unless (i) such Affiliate Transaction has been approved by the disinterested members of the full Board of Directors of the Company, a Committee of the Board of Directors of the Company, the members of which are each disinterested, or the non-Affiliated shareholders of the Company and (ii) for such transactions involving in excess of $5.0 million, the Company has received an opinion from Van Kasper & Company or another investment banking firm of national repute that the transaction is fair to the Company or its nonaffiliated stockholders from a financial point of view.

     Notwithstanding the foregoing, the term "Affiliate Transaction" shall not include any contract, agreement or understanding with or for the benefit of, or plan for the benefit of, any or all employees of the Company or its subsidiaries (in their capacity as such) that has been approved by the independent members of the Board of Directors of the Company or a Committee of the Board of Directors of the Company, the members of which are each disinterested.

  Teca/Nare and California Oil and Gas Producing Properties

     As long as any of the Debentures are outstanding, the Company will cause its and its subsidiaries' direct or indirect interests in the Teca/Nare Fields and its and its subsidiaries' direct and indirect interests in oil and gas producing properties located in California at the date of the Indenture to be held in Wholly Owned Subsidiaries of the Company and will not voluntarily directly or indirectly sell, transfer or assign, or cooperate in the sale, transfer or assignment of, all or any portion of or interest in the Teca/Nare Fields or such California oil and gas producing properties, in each case other than in exchange for cash; provided that this covenant will not restrict the sale, transfer or assignment of (i) oil and gas properties in the ordinary course of business other than for securities, (ii) the asphalt refinery in Santa Maria, California that is owned by a subsidiary of the Company or (iii) any California real property of the Company or any of its subsidiaries that is not then used or held for oil and gas production.

  Change of Control

     The Indenture will provide that following any Change of Control, the Company will make an offer (a "Change of Control Offer") to purchase all outstanding Debentures at a purchase price equal to 102 percent of the aggregate principal amount of the Debentures, plus accrued interest to the date of purchase.

     Within 30 days after any Change of Control, the Company, or the Trustee at the Company's request, will mail or cause to be mailed to all Holders on the date of the Change of Control a notice of the occurrence of such Change of Control and of the Holders' rights arising as a result thereof. The notice will contain all instructions and materials necessary to enable Holders to tender their Debentures to the Company. Any Change of Control Offer will be conducted in compliance with applicable regulations under the federal securities laws, including Exchange Act Rule 14e-l.

     The Company's ability to purchase Debentures pursuant to a Change of Control Offer may be restricted by covenants in the Company's principal credit agreement and any other credit agreements the Company may have in the future. Also, there can be no assurance that sufficient funds will be available at the time of any Change of Control Offer to make any required repurchases. However, the Company's failure to comply with the Change of Control covenant will be an Event of Default under the Indenture if such failure continues for a specified period and the required notice is given by the Trustee or the Holders of not less than 25 percent in principal amount of the then outstanding Debentures.

     Except as described above with respect to a Change of Control, the Indenture does not contain provisions that will afford Holders of the Debentures protection in the event of a highly-leveraged transaction, takeover, reorganization, restructuring, recapitalization, merger or similar transaction involving the Company that may adversely affect Holders.

  Insurance on the Life of Ilyas Chaudhary

     The Indenture will require the Company to maintain in effect at all times with an insurance company rated at least A- by Best's Key Rating Guide (Life/Health) (or successor rating guide), so called key man life insurance on the life of Ilyas Chaudhary in the amount of $5 million or, if less, the aggregate principal amount of the Debentures then outstanding. To the extent of the lesser of $5 million or the aggregate principal amount of the Debentures outstanding from time to time, the first proceeds of the insurance policy or policies, up to the amount stated above, will be dedicated to the Trustee for the benefit of the Holders of the Debentures. To accomplish this, the Indenture will require that, among other things, the Trustee be the (or a) named beneficiary or owner of the insurance policy, with that designation not to be changed without the prior written consent of the Trustee, to the extent of the lesser of $5 million or the principal amount of the Debentures outstanding from time to time, the Company use its best efforts so that the Trustee will be entitled to timely notice from the insurance company of any non-payment of insurance premiums and the Company take all actions required so that the Trustee have a perfected, non-preferential first priority security interest in such proceeds of the insurance policy. Any proceeds of the policy received by the Trustee will be used to redeem Debentures pro rata as soon as reasonably practicable and at a redemption price equal to the principal amount of the Debentures being redeemed plus accrued interest to the redemption date. The Debentures so redeemed may not be used to reduce the amount of Debentures required to be redeemed pursuant to the Mandatory Sinking Fund redemption provisions described above, nor shall such redemptions of Debentures reduce the amount of additional Debentures that the Company has the option to redeem in connection with Mandatory Sinking Fund redemptions. See "Redemption of the Debentures -- Mandatory Sinking Fund Redemption."

  Limitation on Fundamental Changes and Certain Trading Activities

     As long as any of the Debentures are outstanding: (i) the primary business of the Company and its subsidiaries taken as a whole will be activities related to the oil and gas industry and (ii) trading in oil and gas by the Company and each of its subsidiaries involving an unhedged risk, if any, will be done by or under the direct supervision of Ilyas Chaudhary.

  Limitations on Mergers and Consolidations of the Company

     The Indenture will provide that the Company will not consolidate or merge with or into, or sell, lease, convey or otherwise dispose of all or substantially all of its assets (including by way of liquidation or dissolution) to any Person, unless: (i) the Person formed by or surviving such consolidation or merger (if other than the Company) or to which such sale, lease, conveyance or other disposition shall be made (collectively, the "Successor"), is a corporation or other legal entity organized and existing under the laws of the United States or any State thereof or the District of Columbia, and the Successor assumes by supplemental indenture in a form reasonably satisfactory to the Trustee all of the obligations of the Company under the Debentures and the Indenture; (ii) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing; and (iii) immediately after giving effect to such transaction and the use of any net proceeds therefrom, on a pro forma basis the Consolidated Tangible Net Worth of the Company or the Successor, as the case may be, would be at least equal to the Consolidated Tangible Net Worth of the Company immediately prior to such transaction. A sale, lease, conveyance or other disposition by the Company and/or its subsidiaries of all or substantially all of the assets of the Company and its subsidiaries, taken as a whole, shall be deemed a sale, lease, conveyance or other disposition of all or substantially all of the assets of the Company. The meaning of the term "all or substantially all of the assets" has not been definitely established, is likely to be interpreted by reference to applicable state law if and at the time the issue arises and will be dependent on the facts and circumstances existing at that time. Accordingly, there may be uncertainty as to whether a Holder of Debentures can determine whether such a sale or other disposition of all or substantially all of the assets has occurred and exercise any remedies such Holder may have as a result of such an occurrence.

  Limitation on Ranking of Future Indebtedness

     The Company will not, directly or indirectly, incur, create, assume, guarantee or otherwise become liable for any indebtedness which is subordinated in right of payment to any Senior Debt of the Company and senior in right of payment to the Debentures.

EVENTS OF DEFAULT

     An "Event of Default" will be defined in the Indenture as (i) failure by the Company to pay interest on any of the Debentures when it becomes due and payable, whether or not prohibited by the subordination provisions of the Indenture, and the continuance of any such failure for 30 days; (ii) failure by the Company to pay the principal on the Debentures when due, either at maturity, upon redemption at the option of the Company, by declaration of acceleration or otherwise, whether or not prohibited by the subordination provisions of the Indenture; (iii) failure by the Company to comply with any agreement or covenant in the Indenture or the Debentures and continuance of such failure for 60 days (or for ten days in the case of the covenants described under "Certain
Covenants -- Change of Control" and "-- Insurance on the Life of Ilyas Chaudhary") after notice of such failure has been given to the Company by the Trustee or by the Holders of at least 25 percent of the aggregate principal amount of the Debentures then outstanding (except that with respect to certain covenants, such defaults shall be Events of Default with such notice but without such passage of time); (iv) an event of default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its subsidiaries (or the payment of which is Guaranteed by the Company or any of its subsidiaries, to the extent of the Guarantee) other than Non-Recourse Indebtedness if (a) either (1) such event of default results from the failure to pay any such Indebtedness when due (whether at maturity or otherwise) or (2) as a result of such event of default the maturity of such Indebtedness has been accelerated prior to its expressed maturity and (b) the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal when due or the maturity of which has been so accelerated, equals or exceeds $2.0 million or more in the aggregate, without such Indebtedness having been discharged or such acceleration rescinded within 30 days after notice to the Company from the Trustee or the Holders of 25 percent in principal amount of the Debentures then outstanding; (v) prepayment of the CRI Subordinated Debt when not permitted by the terms thereof or by the terms set forth under "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources"; (vi) a final judgment or judgments, except to the extent the judgment or judgments are in respect of Non-Recourse Indebtedness, that exceed $2.0 million in the aggregate, for the payment of money, being entered by a court or courts of competent jurisdiction, and remaining undischarged for a period (during which execution shall not be effectively stayed) of 60 days, against (x) the Company,
(y) any of its Material Subsidiaries or (z) any subsidiary which is (A) a member of a Material Subsidiary Group and (B) material to or holds material assets of (in each case as determined in good faith by the Board of Directors) the specific larger asset in respect of which it is a member of the Material Subsidiary Group; and (vii) certain events of bankruptcy, insolvency or reorganization involving (a) the Company, (b) any of its Material Subsidiaries or (c) any subsidiary which is at the time (1) a member of a Material Subsidiary Group and (2) material to or holds material assets of (in each case as determined in good faith by the Board of Directors) the specific larger asset in respect of which it is a member of the Material Subsidiary Group.

     If an Event of Default (other than an Event of Default resulting from bankruptcy, insolvency or reorganization involving the Company) has occurred and is continuing, the Trustee by written notice to the Company, or the Holders of at least 25 percent in aggregate principal amount of the Debentures then outstanding by written notice to the Company and the Trustee, may declare all amounts owing under the Debentures to be due and payable. Upon such declaration of acceleration, the aggregate principal amount of, and all accrued and unpaid interest on, the outstanding Debentures shall immediately become due and payable. If an Event of Default results from bankruptcy, insolvency or reorganization involving the Company, all outstanding Debentures shall become due and payable without any further action or notice. The Holders of a majority in aggregate principal amount of the Debentures then outstanding may waive or annul an existing Default or Event of Default (other than any Default or Event of Default in payment of principal or interest on the Debentures), and its consequences, under the Indenture.

     The Holders may not institute any action to enforce the provisions of the Indenture or the Debentures (except actions for payment of overdue principal or interest) unless (a) such Holders previously have given the Trustee written notice of the default and continuance thereof, (b) the Holders of not less than 25 percent in principal amount of the Debentures then outstanding have requested the Trustee to institute such action and offered the Trustee reasonable indemnity, (c) the Trustee has not instituted such action within 60 days of the request and (d) the Trustee has not received direction inconsistent with such written request from the Holders of a majority in principal amount of the Debentures then outstanding.

     Subject to certain limitations, Holders of a majority in principal amount of the Debentures then outstanding may direct the Trustee in its exercise of any trust or power, provided that such direction does not conflict with the terms of the Indenture and such Holders have offered to the Trustee security and indemnity satisfactory to the Trustee. The Trustee may withhold from the Holders notice of any continuing Default or Event of Default (except any Default or Event of Default in payment of principal or interest on the Debentures) if the Trustee determines that withholding such notice is in the Holders' interest.

     The Company is required to deliver to the Trustee quarterly a statement regarding compliance with the Indenture, and upon any Officer of the Company becoming aware of any Default or Event of Default, a statement specifying such Default or Event of Default.

     The Indenture will provide that no director, officer, employee or shareholder of the Company, as such, will have any liability for any obligations of the Company under the Debentures or the Indenture. The Indenture and the Debentures will each provide that each holder of the Debentures, by accepting the Debentures, waives and releases all such liability.

DEFEASANCE AND DISCHARGE

     The Company can discharge or defease its obligations under the Indenture as set forth below.

     Under terms satisfactory to the Trustee, the Company may discharge certain obligations to Holders of Debentures that have not already been delivered to the Trustee for cancellation and that have either become due and payable or are by their terms due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the Trustee cash or United States Government Obligations, or a combination thereof, as trust funds in an amount certified to be sufficient to pay at maturity (or upon redemption) the principal of and interest on such Debentures.

     The Company may also discharge any and all of its obligations to Holders of the Debentures at any time ("defeasance"), but may not thereby avoid its duty to register the transfer or exchange of the Debentures, to replace any temporary, mutilated, destroyed, lost or stolen Debentures or to maintain an office or agency in respect of such Debentures and certain other obligations. Alternatively, the Company may be released with respect to the Debentures from the obligations imposed by specified portions of Article 4 and by Article 5 of the Indenture (which contain, among other things, the covenant described above limiting consolidations, mergers, asset sales and leases) and omit to comply with such Articles or portions thereof without creating an Event of Default ("covenant defeasance"). Defeasance or covenant defeasance may be effected only if, among other things: (a) the Company irrevocably deposits with the Trustee cash or United States Government Obligations, or a combination thereof, as trust funds in an amount certified to be sufficient to pay at maturity the principal of and interest on all outstanding Debentures; (b) no Event of Default under the

Indenture has occurred and is then continuing; (c) the defeasance or covenant defeasance will not result in an event of default under any agreement to which the Company is a party or by which it is bound; and (d) the Company delivers to the Trustee an opinion of counsel to the effect that the Holders of Debentures will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance or covenant defeasance and that such defeasance or covenant defeasance will not otherwise alter such Holders' federal income tax treatment of principal and interest payments on the Debentures.

MODIFICATION OF THE INDENTURE

     The Indenture will provide that the Company and the Trustee may enter into supplemental indentures without the consent of the Holders of Debentures to, among other things: (a) cure any ambiguity or correct any inconsistency in the Indenture; (b) make any change that does not adversely affect the legal rights of Holders of Debentures; (c) modify, eliminate or add to the provisions of the Indenture to the extent necessary to qualify the Indenture under applicable federal statutes; (d) provide for uncertificated Debentures in addition to certificated Debentures; or (e) surrender any right or power conferred by the Indenture upon the Company.

     The Indenture also will contain provisions permitting the Company and the Trustee, with the consent of the Holders of not less than a majority in principal amount of Debentures outstanding, to add any provision to, change in any manner or eliminate any of the provisions of the Indenture or modify in any manner the rights of the Holders of the Debentures so affected; provided, however, that the Company and the Trustee may not, without the consent of the Holder of each outstanding Debenture affected thereby, do, among other things, any of the following: (a) reduce the amount of Debentures whose Holders must consent to an amendment, supplement or waiver with respect to the Indenture; (b) reduce the rate of or change the time for payment of interest on any Debentures;
(c) reduce the principal of or change the fixed maturity of any Debenture or alter the redemption provisions with respect thereto; (d) waive a default in the payment of the principal of, or interest on, any Debenture; (e) make any Debenture payable in money other than that stated in the Debenture; and (f) make any change in the provisions of the Indenture relating to waiver of past defaults, the rights of Holders of Debentures to receive payments of principal of or interest on the Debentures or the foregoing amendment provisions.

     The Indenture may not be amended to alter the subordination of any outstanding Debentures without the consent of each holder of Senior Debt then outstanding which would be adversely affected in any material respect thereby.

TRANSFER AND EXCHANGE

     A Holder will be able to transfer or exchange Debentures only in accordance with the provisions of the Indenture. The Registrar and the Company may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to (i) transfer or exchange any Debenture selected for redemption or (ii) transfer or exchange any Debenture for a period of 15 days before a selection of Debentures to be redeemed. The registered Holder of a Debenture may be treated as the owner of such Debenture for all purposes.

CONCERNING THE TRUSTEE

     The Indenture will contain certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest, it must eliminate such conflict or resign.

     The Holders of a majority in principal amount of the then outstanding Debentures will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exception. The Indenture provides that in case an Event of Default occurs and is not cured, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in similar circumstances in the conduct of his, her or its own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to the Trustee.

CERTAIN DEFINITIONS

     Set forth below is a summary of certain of the defined terms used in the Indenture.

     "Affiliate" of any Person means any Person directly or indirectly controlling or controlled by, or under direct or indirect common control with, the referent Person. For purposes of this definition, control of a Person shall mean the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise. Notwithstanding the foregoing, the term "Affiliate" shall not include, with respect to the Company or any Wholly Owned Subsidiary of the Company, any Wholly Owned Subsidiary of the Company.

     "Capital Stock" of any Person means any and all shares, rights to purchase, warrants or options (whether or not currently exercisable), participations or other equivalents of or interests in (however designated) the equity (which includes, but is not limited to, common stock, preferred stock and partnership and joint venture interests) of such Person (excluding any debt securities that are convertible into, or exchangeable for, such equity).

     "Capitalized Lease Obligations" of any Person means the obligations of such Person to pay rent or other amounts under a lease that is required to be capitalized for financial reporting purposes in accordance with GAAP, and the amount of such obligation shall be the capitalized amount thereof determined in accordance with GAAP.

     "Change of Control" means any of the following: (i) the sale, lease, conveyance or other disposition of all or substantially all of the Company's assets as an entirety or substantially as an entirety to any Person or "group" (within the meaning of Section 13(d)(3) of the Exchange Act) in one or a series of transactions, provided that a transaction where the holders of all classes of Common Equity of the Company immediately prior to such transaction own, directly or indirectly, 50 percent or more of all classes of Common Equity of such Person or group immediately after such transaction(s) shall not be a Change of Control;
(ii) the acquisition by the Company and/or any of its subsidiaries of 50 percent or more of the aggregate voting power of all classes of Common Equity of the Company in one transaction or a series of related transactions; (iii) the liquidation or dissolution of the Company, provided that a liquidation or dissolution of the Company which is part of a transaction or series of related transactions that does not constitute a Change of Control under the "provided" clause of clause (i) above shall not constitute a Change of Control under this clause (iii); or (iv) any transaction or series of transactions (as a result of a tender offer, merger, consolidation or otherwise) that results in, or that is in connection with, (a) any Person, including a "group" (within the meaning of Section 13(d)(3) of the Exchange Act) that includes such Person, not theretofore having "beneficial ownership" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of 50 percent or more of the aggregate voting power of all classes of Common Equity of the Company, acquiring such 50 percent or more direct or indirect "beneficial ownership," provided that transfers of securities among corporations that are affiliated by 100% common ownership (such as a contribution by a parent corporation to a wholly owned subsidiary) shall not, of themselves, result in a Change of Control, or (b) less than 50 percent (measured by the aggregate voting power of all classes) of the Company's Common Equity being listed on one of the New York Stock Exchange, the AMEX or the Nasdaq National Market System. The meaning of the term "all or substantially all of the assets" has not been definitely established, is likely to be interpreted by reference to applicable state law if and at the time the issue arises and will be dependent on the facts and circumstances existing at that time. Accordingly, there may be uncertainty as to whether a Holder of Debentures can determine whether a Change of Control has occurred and exercise any remedies such Holder may have upon a Change of Control.

     "Common Equity" of any Person means all Capital Stock of such Person that is generally entitled to (i) vote in the election of directors of such Person or
(ii) if such Person is not a corporation, vote or otherwise participate in the selection of the governing body, partners, managers or others that will control the management and policies of such Person.

     "Consolidated Cash Flow Available for Fixed Charges" of the Company means for any period the amounts for such period of (i) Consolidated Net Earnings plus
(ii) Consolidated Income Tax Expense, plus

(iii) amortization of capitalized interest, plus (iv) allocation of noncash costs to operating expenses, excluding interest, plus (v) to the extent not otherwise included, other noncash charges to earnings, net, reduced by (vi) noncash earnings included in Consolidated Net Earnings, with each of the amounts in clauses (i) through (vi) inclusive of this definition as determined, subject to the definitions of Consolidated Interest Expense and Consolidated Net Earnings, on a consolidated basis for the Company and its subsidiaries in accordance with GAAP.

     "Consolidated Fixed Charge Coverage Ratio" of the Company means, with respect to any determination date, the ratio of (i) Consolidated Cash Flow Available for Fixed Charges of the Company for the prior four full fiscal quarters for which financial results have been reported immediately preceding the determination date to (ii) the greater of the aggregate Consolidated Interest Expense of the Company (x) incurred during such prior four fiscal quarters or (y) reasonably anticipated in good faith by the Company to become due during the fiscal quarter in which the determination date occurs and the three fiscal quarters immediately subsequent to such fiscal quarter; provided, however, that in any calculation of the Company's Consolidated Fixed Charge Coverage Ratio for the purposes of clause (y) of this sentence, the interest on any Indebtedness (whether existing or being incurred) bearing a floating interest rate shall be computed as if the rate in effect on the determination date had been the applicable rate for the entire period.

     "Consolidated Income Tax Expense" of the Company for any period means the provision for taxes based on earnings and profits of the Company and its subsidiaries (but only to the extent such earnings or profits were included in computing the Consolidated Net Earnings of the Company for such period).

     "Consolidated Interest Expense" of the Company for any period means the aggregate amount of interest which, in conformity with GAAP, would be set opposite the caption "interest expense" or any like caption on the consolidated statement of operations of the Company and its consolidated subsidiaries (including, but not limited to, imputed interest included on Capitalized Lease Obligations, the portion of a sale/leaseback transaction that is in effect interest, all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing, the net costs associated with hedging obligations, amortization of other financing fees and expenses, the interest portion of any deferred payment obligation, amortization of discount or premium, if any, and all other noncash interest expense other than interest amortized to operating expenses) and includes, without duplication (including duplication of the foregoing items), all capitalized interest and interest actually paid by the Company or a subsidiary under any Guarantee of Indebtedness (including a Guarantee of principal, interest or any combination thereof) of any other Person, all determined on a consolidated basis in accordance with GAAP, provided that such interest expense for a Former Subsidiary will not, after such subsidiary becomes a Former Subsidiary, be included in the Consolidated Interest Expense of the Company, except to the extent the Company or a subsidiary has directly or indirectly paid or, if the interest has not been paid, has Guaranteed or is directly or indirectly liable for such interest.

     "Consolidated Net Earnings" of the Company for any period means the net income (or loss) of the Company and its subsidiaries for such period determined on a consolidated basis in accordance with GAAP; provided that there shall be excluded from such net income (to the extent otherwise included therein), without duplication: (i) the net income (or loss) of any Person in which any Person other than the Company has an ownership interest, except to the extent that any such income has actually been received by the Company or any of its Wholly Owned Subsidiaries in the form of cash dividends or cash distributions, provided that if any net earnings of the Wholly Owned Subsidiary(ies) receiving such cash dividends or distributions are not then includable in the Consolidated Net Earnings of the Company pursuant to clause (iii) of this sentence, no portion of the net income of such person that is not a Wholly Owned Subsidiary will be included in the consolidated net income of the Company until, without duplication, cash dividends or distributions thereof to the Company are permitted; (ii) except to the extent includable in the consolidated net income of the Company pursuant to the foregoing clause (i), the net income (or loss) of any Person that accrued prior to the date that (a) such Person becomes a subsidiary of the Company or is merged into or consolidated with the Company or any of its subsidiaries or (b) the assets of such Person are acquired by the Company or any of its subsidiaries; (iii) the net earnings of any Wholly Owned Subsidiary of the Company to the extent that (but only so long as) the declaration or payment of cash dividends or cash distributions by such subsidiary of those earnings is not permitted by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to the subsidiary during such period (and when and to the extent such dividend or other distribution is permitted, such income not previously recognized shall then be recognized, in the period when such dividend or other distribution is permitted and to the extent of such permission and any other necessary relevant permission permits cash dividends and similar distributions to be received by the Company); (iv) any gain (but not loss), together with any related provisions for taxes on any such gain, realized during such period by the Company or any of its subsidiaries upon the acquisition of any securities, or the extinguishment of any Indebtedness, of the Company or any of its subsidiaries; (v) any extraordinary gain (but not extraordinary loss), together with any related provision for taxes on any such extraordinary gain, realized by the Company or any of its subsidiaries during such period; and (vi) in the case of a successor to the Company by consolidation, merger or transfer of its assets, any earnings of the successor prior to such merger, consolidation or transfer of assets; provided, further, that in calculating Consolidated Net Earnings, the Company shall be entitled to take into consideration the tax benefits associated with any loss, but only when and to the extent such tax benefits are realized by the Company; and, provided, further, that any loss attributable to or recognized or incurred with respect to the adoption of Financial Accounting Standards Board Opinion No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, will be considered a loss in determining Consolidated Net Earnings.

     "Consolidated Tangible Net Worth" of the Company as of any date means the stockholders' equity (including any preferred stock that is classified as equity under GAAP, other than Disqualified Stock) of the Company and its subsidiaries on a consolidated basis at such date, as determined in accordance with GAAP, less (i) all write-ups subsequent to December 31, 1994 in the book value of any asset owned by the Company or any of its subsidiaries and (ii) Intangible Assets reflected on the consolidated balance sheet of the Company and its subsidiaries as of such date; provided that no amounts for assets, liabilities or stockholders equity (deficit) of any Former Subsidiary, other than liabilities or Indebtedness of Former Subsidiaries for which the Company or a subsidiary that is not a Former Subsidiary has direct or indirect liability or has otherwise Guaranteed, will be included in calculating the Consolidated Tangible Net Worth of the Company.

     "Default" means any event, act or condition that is, or after notice or the passage of time or both would be, an Event of Default.

     "Disqualified Stock" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part, on or prior to the final maturity date of the Debentures.

     "Exchange Act" means the Securities Exchange Act of 1934, as amended, or any successor statute.

     "Former Subsidiary" means any subsidiary or former subsidiary of the Company of which (a) Capital Stock has been distributed to holders of the Capital Stock of the Company as such in a transaction that is a Restricted Payment pursuant to clause (i) of the definition of Restricted Payment or (b) any of the Capital Stock or any of the assets were sold, transferred or otherwise disposed of in a transaction that is a Restricted Payment pursuant to clause (iv) of the definition of Restricted Payments, but only if such Restricted Payment was made in compliance with the Restricted Payments covenant.

     "GAAP" means generally accepted accounting principles set forth in the authoritative literature of the American Institute of Certified Public Accountants, the Financial Accounting Standards Board and the Securities and Exchange Commission, in each case as in effect on the date of the Indenture.

     "Guarantee" with respect to any obligation means: (i) any direct or indirect guarantee; (ii) any direct or indirect agreement or arrangement, contingent or otherwise, to purchase, repurchase or otherwise acquire any part or all of such obligation; or (iii) any other direct or indirect agreement or arrangement the practical effect of which is to assure the payment or performance (or payment of damages in the event of nonperformance) of all or any part of such obligation, including without limitation a keep well, make well or net worth maintenance or income maintenance agreement.

     "Indebtedness" of any Person at any date means, without duplication, (i) all indebtedness of such Person for borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof), (ii) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments, (iii) all obligations of such Person in respect of letters of credit or other similar instruments (or reimbursement obligations with respect thereto), other than standby letters of credit incurred by such Person in the ordinary course of business, (iv) all obligations of such Person to pay the deferred and unpaid purchase price of property or services, except trade payables and accrued expenses incurred in the ordinary course of business, (v) all Capitalized Lease Obligations of such Person, (vi) all Indebtedness of others secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person, and (vii) all Indebtedness of others Guaranteed by such Person to the extent of such Guarantee. The amount of Indebtedness of any Person at any date shall be (a) the outstanding balance at such date of all unconditional obligations described above, (b) the maximum liability of such Person for any contingent obligations under clause (iii) above and (c) in the case of clause (vi), the lesser of (A) the fair market value of any asset subject to a Lien securing the Indebtedness of others on the date that the Lien attaches or (B) the amount of the Indebtedness secured. To the extent such Person Guarantees the obligation of another Person to pay interest on indebtedness owed by such other Person, then a designated percentage of the interest Guaranteed or the principal amount of the underlying Indebtedness, as the case may be, shall be deemed Indebtedness of the referent Person. For purposes of this definition, the amount of such deemed Indebtedness of the referent Person shall be equal to the greater of: (a) the aggregate principal amount of the underlying Indebtedness Guaranteed plus the aggregate amount of any accrued but unpaid interest or (b) the aggregate amount of interest due and payable over the term of such Indebtedness (or the term of the Debentures, if shorter) determined based upon the rate of interest in effect as of the date of such determination, together with the maximum prepayment premium or penalty which could become due or payable with respect to such Indebtedness if such Indebtedness was prepaid prior to the maturity of the Debentures. Notwithstanding the foregoing, Indebtedness shall not include
(v) Indebtedness which has been defeased or discharged, (w) Indebtedness in respect of interest rate swap or similar agreements intended to protect against fluctuations in interest rates, or foreign currency hedge, exchange or similar agreements intended to protect against fluctuations in currency exchange rates,
(x) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business, provided that such Indebtedness is extinguished within five Business Days of its incurrence, (y) letters of credit provided in the ordinary course of business securing performance (and not financial) obligations and (z) performance, completion, surety and similar bonds and similar purpose undertakings provided in the ordinary course of business.

     "Intangible Assets" of the Company means all unamortized debt discount and expense, unamortized deferred charges, goodwill, patents, trademarks, service marks, trade names, copyrights, write-ups of assets over their carrying value at December 31, 1994 or the date of acquisition, if acquired subsequent thereto, and all other items which would be treated as intangibles on the consolidated balance sheet of the Company and its subsidiaries prepared in accordance with GAAP.

     "Lien" means, with respect to any asset, any mortgage, deed of trust, pledge, lien, charge, security interest, adverse claim affecting title or resulting in a charge against such asset or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell).

     "Material Subsidiary" means any subsidiary of the Company which accounted for (a) 5% or more of the revenues of the Company on a consolidated basis for the four full fiscal quarters for which financial results have been reported immediately prior to the Default or Event of Default or (b) 5% or more of the total assets of the Company on a consolidated basis as of the end of the latest fiscal quarter for which financial results have been reported immediately prior to the Default or Event of Default. Subsidiaries of the Company that hold assets of a specific larger asset will be a "Material Subsidiary Group" if such subsidiaries, when considered as one subsidiary, would be a Material Subsidiary under the preceding sentence.

     "Non-Recourse Indebtedness" means Indebtedness incurred in connection with the acquisition of property and secured by a Lien solely on property acquired, its income and rents, to the extent the liability for such Indebtedness (and any interest thereon) is limited to the security of the borrower's rights in such property and its income and rents, without liability on the part of the Company or any of its subsidiaries for any deficiency, including liability by reason of any agreement by the Company or any of its subsidiaries to provide additional capital or maintain the financial condition of or otherwise support the credit of the Person incurring such indebtedness. Indebtedness which is otherwise Non-Recourse Indebtedness will not lose its character as Non-Recourse Indebtedness because there is recourse to the borrower, any guarantor or any other Person for (1) environmental warranties or indemnities, (2) indemnities for fraud, misrepresentation or non-payment of rents or profits from secured assets to be paid to the lender or (3) any other matters which are at the relevant time customary in instruments evidencing or securing non-recourse Indebtedness.

     "Person" means any individual, corporation, partnership, joint venture, limited liability company, limited liability partnership, incorporated or unincorporated association, joint-stock company, trust, unincorporated organization or government or other agency or political subdivision thereof or other entity of any kind.

     "Restricted Payment" means with respect to any Person or the Company, as the case may be, (i) the declaration of any dividend or the making of any other payment or distribution of cash, securities or other property or assets in respect of Capital Stock of such Person (but, for this purpose, not of any subsidiary of such Person), provided that a dividend payable solely in Capital Stock (other than Disqualified Stock) of such Person shall not constitute a Restricted Payment, (ii) any payment on account of the purchase, redemption, retirement or other acquisition for value of such Person's Capital Stock or any other payment or distribution made in respect thereof, either directly or indirectly, (iii) any principal payment, redemption, repurchase, defeasance or other acquisition or retirement of Indebtedness of the Company or its subsidiaries which is subordinated in right of payment to the Debentures prior to the scheduled principal payment or scheduled maturity of such Indebtedness or
(iv) any sale, transfer or other disposition (however structured, including without limitation by ways of merger, reverse merger, consolidation, or sale of stock or assets) of any of the non-cash assets of the Company (including any Capital Stock of any subsidiary) or of a subsidiary of the Company, including for this purpose unissued or treasury Capital Stock of such subsidiary, to another Person or Persons, other than the Company or a Wholly Owned Subsidiary of the Company, to the extent such sale, transfer or other disposition was in consideration of or in exchange for any securities of such other Person or Persons or any other Person or Persons; provided, however, that with respect to the Company and its subsidiaries, Restricted Payments shall not include (a) any payment described in clause (i) or (ii) above made to the Company or any of its Wholly Owned Subsidiaries by any of the Company's subsidiaries, (b) any underwritten call of Indebtedness of the Company which is convertible into Capital Stock (other than Disqualified Stock), but only to the extent the Company is not required to make any redemption or principal payments in respect of Indebtedness subject to such underwritten call (other than redemption and principal payments which are covered by the net proceeds received by the Company from a concurrent sale of Capital Stock (other than Disqualified Stock) to the underwriters or standby purchasers participating in such underwritten call) or
(c) the exchange by the Company of Capital Stock (other than Disqualified Stock) for Indebtedness of the Company or a subsidiary in an exchange offer, but only to the extent the exchange is solely for such Capital Stock. The amount of a Restricted Payment described in clause (iv) of the preceding sentence will, except for Restricted Payments permitted by the last sentence of the Restricted Payments covenant, be determined by the independent members of the full Board of Directors.

     "Subsidiary" of any Person means (i) any corporation of which at least a majority of the aggregate voting power of all classes of the Common Equity is owned by such Person directly or through one or more other subsidiaries of such Person and (ii) any entity other than a corporation in which such Person, directly or indirectly, owns at least a majority of the Common Equity of such entity.

     "United States Government Obligations" means obligations for which the full faith and credit of the United States of America is pledged and which are not callable at the issuer's option.

     "Wholly Owned Subsidiary" of any Person means (i) a subsidiary of which 100% of the Common Equity (except for directors' qualifying shares or certain minority interests owned by other Persons solely due to local law requirements that there be more than one stockholder, but which interest is not in excess of what is required for such purpose) is owned directly by such Person or through one or more other Wholly Owned Subsidiaries of such Person or (ii) any entity other than a corporation in which such Person, directly or indirectly, owns all of the Common Equity.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 150,000,000 shares of Common Stock, no par value, and 50,000,000 shares of Preferred Stock, no par value ("Preferred Stock"). No shares of Preferred Stock are outstanding.

COMMON STOCK

     The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of the stockholders of the Company. In addition, such holders are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor, subject to the payment of preferential dividends with respect to any Preferred Stock that from time to time may be outstanding. See "Common Stock Price Range and Dividend Policy." In the event of the dissolution, liquidation or winding-up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities of the Company and subject to the prior distribution rights of the holders of any Preferred Stock that may be outstanding at that time. The holders of Common Stock have cumulative voting rights but not preemptive or other rights to acquire or subscribe for additional, unissued or treasury shares. See "Risk Factors -- Risks Relating to Certain Corporate Matters." All outstanding shares of Common Stock are, and, when issued, the shares of Common Stock to be issuable upon conversion of the Debentures will be, fully paid and nonassessable.

PREFERRED STOCK

     The Board has the authority to issue 50,000,000 shares of Preferred Stock in one or more series and to fix the designations, relative powers, preferences, rights, qualifications, limitations and restrictions of all shares of each such series, including, without limitation, dividend rates, preemptive rights, conversion rights, voting rights, redemption and sinking fund provisions, liquidation preferences and the number of shares constituting each such series, without any further vote or action by the stockholders. The issuance of Preferred Stock could decrease the amount of earnings and assets available for distribution to holders of Common Stock or adversely affect the rights and powers, including voting rights, of the holders of Common Stock. The issuance of Preferred Stock could also have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders in the event the Company no longer remained in the control of the present controlling stockholders.

LIMITATIONS ON DIRECTORS' LIABILITIES AND INDEMNIFICATION

     As permitted by the Colorado Business Corporation Act, the Articles of Incorporation and By-laws provide that no director or officer will be liable to the Company or its shareholders for monetary damages for breach of fiduciary duty as a director or officer, except for liability (i) for any breach of the director's or officer's duty of loyalty to the Company or its shareholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases, and (iv) for any transaction from which the director or officer derives an improper personal benefit. The effect of this provision is to eliminate the rights of the Company and its shareholders to recover monetary damages against a director or officer for breach of the fiduciary duty of care as a director or officer (including breaches resulting from negligent or grossly negligent behavior), except in the situations described in clauses (i), (ii), (iii) and (iv) above. This provision does not limit or eliminate the rights of the Company or any shareholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director's or officer's duty of care. The Articles of Incorporation and By-laws also provide that the Company shall, to the fullest extent permitted by law, indemnify and advance expenses to each of its currently acting and former directors and officers and may indemnify and advance expenses to each of its currently acting and former employees and agents. The Company has a directors' and officers' liability insurance policy.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is American Securities Transfer, Inc., Denver, Colorado.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Offering, assuming no conversion of the Debentures, the Company will have outstanding 4,264,590 shares of Common Stock. Of these shares, 1,372,660 shares will be freely tradeable without restriction or further registration under the Securities Act. Of the remaining shares, 2,891,930 will be "restricted securities" ("Restricted Shares") within the meaning of Rule 144 under the Securities Act. Sales of Restricted Shares in the public market, or the availability of such shares for sale, could adversely affect the market price of the Common Stock. See "Risk Factors -- Shares Eligible for Future Sale."

     In general, under Rule 144, as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least two years, including persons who may be deemed "affiliates" of the Company, would be entitled to sell within any three-month period a number of shares that does not exceed 1% of the number of shares of Common Stock then outstanding or the average weekly trading volume of the Common Stock during the four calendar weeks preceding the making of a filing with the Securities and Exchange Commission ("Commission") with respect to such sale. Such sales under Rule 144 are also subject to a certain manner of sale provisions and notice requirements and to the availability of current public information about the Company. In addition, a person who is not deemed to have been an affiliate of the Company at any time during the 90 calendar days preceding a sale, and who has beneficially owned for at least three years the shares proposed to be sold, would be entitled to sell such shares under Rule 144(k) as currently in effect without regard to the requirements as stated above. The Company is unable to estimate accurately the number of Restricted Shares that ultimately will be sold under Rule 144 because the number of shares will depend in part on the market price for the Common Stock, the personal circumstances of the sellers and other factors, although the Company and certain of its stockholders have agreed, subject to certain limitations, not to sell any shares of Common Stock for a period of 180 calendar days after the date of this Prospectus without the prior consent of Van Kasper & Company. See "Underwriting."

     Prior to the Offering, there has been no market for the Debentures. See "Risk Factors -- No Prior Public Market for Debentures." The Company can make no prediction as to the effect, if any, that sales of shares of Common Stock, or the availability of such shares for sale, will have on the market price of the Debentures prevailing from time to time.

     In addition, the Company intends to file a registration statement under the Securities Act covering approximately 425,000 shares of Common Stock issued to Capco, certain employees and others. However, substantially all of these shares may not be sold, without the prior consent of Van Kasper & Company, the Representative of the Underwriters, until 180 days after the Closing Date.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the underwriters named below, for which Van Kasper & Company is acting as Representative, have severally agreed to purchase from the Company the principal amount of Debentures set forth opposite their names below:

                                                                           PRINCIPAL AMOUNT
                   NAME                                                     OF DEBENTURES
                   ----                                                    ----------------
    Van Kasper & Company.................................................    $  7,920,000
    Hanifen, Imhoff Inc..................................................         440,000
    Jefferies & Company, Inc.............................................         440,000
    Josephthal Lyon & Ross Incorporated..................................         440,000
    Offerman & Company...................................................         440,000
    Rauscher Pierce Refnes, Inc..........................................         440,000
    Rodman & Renshaw, Inc................................................         440,000
    Sutro & Co. Incorporated.............................................         440,000
                                                                             ------------
           Total.........................................................    $ 11,000,000
                                                                             ============

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all of the Debentures offered hereby (other than those subject to the Underwriters' over-allotment option described below) if any of such Debentures are purchased.

     Van Kasper & Company, the Representative of the several underwriters, has advised the Company that the Underwriters propose to offer the Debentures directly to the public at the initial public offering price set forth on the cover page of this Prospectus and to certain dealers at this price less a concession not in excess of 3% of the principal amount of the Debentures. The Underwriters may allow and these dealers may reallow a concession not in excess of .25% of the principal amount of the Debentures to certain other dealers. After the initial public offering of the Debentures, the offering price and other selling terms may be changed by the Representative.

     The Company has granted to the Underwriters an option, exercisable no later than 45 days after the date of this Prospectus, to purchase up to $1,650,000 in principal amount of additional Debentures at the initial public offering price, less the underwriting discount set forth on the cover page of this Prospectus, solely to cover overallotments. To the extent that the Underwriters exercise this option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof as the principal amount of Debentures to be purchased by it shown in the above table bears to the total offering, and the Company will be obligated, pursuant to the option, to sell such Debentures to the Underwriters.

     In the Underwriting Agreement, the Company has agreed to reimburse the Underwriters for their out-of-pocket expenses of retaining an independent petroleum engineer to assist in their due diligence review, the fees of counsel to the Underwriters in connection with state securities or Blue Sky laws and certain other fees of counsel to the Underwriters in connection with this Offering.

     The Underwriting Agreement contains covenants of indemnity between the Underwriters, on the one hand, and, jointly and severally, the Company and Capco, on the other, against certain civil liabilities, including liabilities under the Securities Act.

     Pursuant to the terms of certain lock-up agreements, certain holders of the Company's Common Stock have agreed with the Underwriters that, for a period of 180 days after the effective date of the registration statement, they will not offer to sell or otherwise sell, dispose of or grant any rights with respect to any shares of Common Stock, now owned or hereafter acquired directly by such holders or with respect to which they have the power of disposition, without the prior written consent of Van Kasper & Company. The Company also has agreed not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, or any options or warrants to purchase Common Stock other than shares or options issued under the Company's stock and option plans, for a period of 180 days after the date of this Prospectus, except with the prior written consent of Van Kasper & Company. See "Shares Eligible for Future Sale."

     Prior to this Offering there has been no public market for the Company's Debentures. The initial public offering price for the Debentures offered hereby has been determined by negotiation among the Company and the Underwriters. Among the factors to be considered in making such determination are the history of and the prospects for the industry in which the Company competes, an assessment of the Company's management, the past and present operations of the Company, the historical results of operations of the Company, the general condition of the securities markets at the time of the offering and the prices of certain publicly traded companies. The Debentures have been approved for listing on the AMEX. However, there can be no assurance that an active or orderly trading market will develop for the Debentures or that the Debentures will trade in the public market subsequent to the Offering at or above the initial public offering price.

     Van Kasper & Company delivered a fairness opinion to the Company in December 1994 in connection with the purchase by the Company of the outstanding common stock of CRPL, for which Van Kasper & Company received a fee of $50,000, plus reimbursement of its expenses.

                             CERTAIN LEGAL MATTERS

     The validity of the Debentures will be passed upon for the Company by Rogers & Wells, Los Angeles, California, counsel to the Company. Rogers & Wells will rely on Holland & Hart, Denver, Colorado, special counsel to the Company, with respect to certain matters of Colorado law, on Burnet, Duckworth & Palmer, Alberta, Canada, special counsel to the Company, with respect to certain matters of Canadian law and on Fernando Caycedo, Bogota, Colombia, special counsel to the Company with respect to certain matters of Colombian law. Certain legal matters will be passed upon for the Underwriters by Gibson, Dunn & Crutcher, Los Angeles, California.

                                    EXPERTS

     The Consolidated Financial Statements of the Company as of December 31, 1994 and for the year then ended, included in this Prospectus, have been included herein in reliance on the report of Coopers & Lybrand L.L.P. (Los Angeles, California), independent accountants, given upon the authority of that firm as experts in accounting and auditing.

     The Consolidated Financial Statements of the Company as of December 31, 1993 and for the year then ended, included in this Prospectus, have been included herein in reliance on the report of Jackson & Rhodes P.C., independent accountants, given on the authority of that firm as experts in accounting and auditing.

     The change in accountants from Jackson & Rhodes P.C. to Coopers & Lybrand L.L.P. was effective for fiscal 1994 and was not due to any disagreements between the Company and Jackson & Rhodes P.C.

     The Historical Summaries of Gross Revenues and Direct Operating Expenses of the TNC Fields for the years ended December 31, 1993 and 1994, included in this Prospectus, have been included herein in reliance on the report of Coopers & Lybrand (Santafe de Bogota, Colombia), independent accountants, given upon the authority of that firm as experts in accounting and auditing.

     The information appearing in this Prospectus with respect to the Company's proved reserves at December 31, 1991, 1992, 1993 and 1994 and to the extent stated herein, was estimated by Netherland, Sewell & Associates, Sproule Associates Limited, K.E. Richison & Associates Petroleum Engineering, Inc. and Foster Engineering & Consulting, independent petroleum engineers. Such information is included herein on the authority of such firms as experts in petroleum engineering.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports and other information may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's Regional Offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Common Stock is listed on the AMEX and such reports and other information concerning the Company also can be obtained at the offices of the AMEX at 86 Trinity Place, New York, New York 10006-1881.

     The Company has filed with the Commission a Registration Statement on Form SB-2 under the Securities Act with respect to the Debentures. This Prospectus, which constitutes part of the Registration Statement, omits certain of the information contained in the Registration Statement and the exhibits thereto on file with the Commission pursuant to the Securities Act and the rules and regulations of the Commission thereunder. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other documents filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

                                    GLOSSARY

     The definitions below are used in this Prospectus.

     Bbl. or barrel. 42 U.S. gallons liquid volume, usually used herein in reference to crude oil or other liquid hydrocarbons.

     BOE or barrels of oil equivalent converts gas to oil at a ratio of 6,000 cubic feet of gas to one barrel of oil, usually. Then oil and gas are added together for total BOE.

     BOPD. Barrels of oil per day.

     BTU. British Thermal Unit.

     Depletion. The act of emptying, reducing, or exhausting, such as depletion of a natural resource like oil and gas. Also means a reduction in income reflecting the amortization of the cost of mineral deposits.

     Developed Acreage. The number of acres of oil and gas leases held by, or if owned, which are allocated or assignable to, producing wells or wells capable of production.

     Development Well. A well which is drilled to and completed in a known producing formation adjacent to a producing well in a previously discovered field and in a stratigraphic horizon known to be productive.

     Exploration. The search for economic deposits of minerals, petroleum and other natural earth resources by any geological, geophysical, or geochemical technique.

     Field. A geographic area in which a number of oil or gas wells produce from a continuous reservoir.

     GAAP. Generally accepted accounting principles set forth in the authoritative literature of the American Institute of Certified Public Accountants, the Financial Accounting Standards Board and the Commission, in each case, except as used in "Description of the Debentures," as in effect from time to time.

     Mcf. One thousand cubic feet of natural gas.

     Mineral interest. Possessing the right to explore, right of ingress and egress, right to lease, and right to receive part or all of the income from mineral exploitation, i.e., bonus, delay rentals and royalties.

     Net Acres or Net Wells. A "net acre" or "net well" is deemed to exist when the sum of fractional ownership working interests in gross acres or gross wells equals one.

     Oil Wells or Gas Wells. Oil wells are those wells which generate revenue from oil production; gas wells are those wells which generate nearly all revenue from gas production.

     Operator. The person or company actually operating an oil or gas well.

     Proved Reserves. The estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data have demonstrated with reasonable certainty to be recoverable in future years from known oil and gas reservoirs under existing economic and operating conditions, on the basis of prices and costs on the date the estimate is made and any price changes provided by existing contracts.

     Proved Developed Reserves. Proved Reserves which can be expected to be recovered through existing wells with existing equipment and operating methods.

     Proved Undeveloped Reserves. Proved Reserves which can be expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
SABA PETROLEUM COMPANY
Report of Independent Accountants.....................................................   F-2
Independent Auditors' Report..........................................................   F-3
Consolidated Balance Sheets as of December 31, 1993 and 1994, and as of September 30,
  1995 (Unaudited)....................................................................   F-4
Consolidated Statements of Operations for the years ended December 31, 1993 and 1994,
  and for the nine month periods ended September 30, 1994 and 1995 (Unaudited)........   F-5
Consolidated Statements of Stockholders' Equity for the years ended December 31, 1993
  and 1994, and for the nine months ended September 30, 1995 (Unaudited)..............   F-6
Consolidated Statements of Cash Flows for the years ended December 31, 1993 and 1994,
  and for the nine month periods ended September 30, 1994 and 1995 (Unaudited)........   F-7
Notes to Consolidated Financial Statements............................................   F-8
Supplemental Information About Oil and Gas Producing Activities (Unaudited)...........  F-22
THE TNC FIELDS
Report of Independent Accountants.....................................................  F-25
Historical Summaries of Gross Revenues and Direct Operating Expenses for the years ended December 31, 1993 and 1994 and for the nine months ended September 30, 1995
  (Unaudited).........................................................................  F-26
Notes to Historical Summaries of Gross Revenues and Direct Operating Expenses.........  F-27
Supplemental Information About Oil and Gas Producing Activities (Unaudited)...........  F-30

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
Saba Petroleum Company

     We have audited the accompanying consolidated balance sheet of Saba Petroleum Company and subsidiaries as of December 31, 1994, and the related consolidated statements of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Saba Petroleum Company and subsidiaries as of December 31, 1994, and the consolidated results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

COOPERS & LYBRAND L.L.P.
Los Angeles, California
April 3, 1995

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Saba Petroleum Company

     We have audited the accompanying consolidated balance sheet of Saba Petroleum Company and subsidiaries as of December 31, 1993, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Saba Petroleum Company and subsidiaries as of December 31, 1993, and the consolidated results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

                                          JACKSON & RHODES P.C.
Dallas, Texas
March 21, 1994

                    SABA PETROLEUM COMPANY AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                             DECEMBER 31,
                                                      ---------------------------     SEPTEMBER 30,
                                                         1993            1994             1995
                                                      -----------     -----------     -------------
                                                                                      (UNAUDITED)
Current assets:
  Cash and cash equivalents.........................  $   522,748     $   798,984      $   159,424
  Accounts receivable, net of allowance for doubtful
     accounts of $55,000 (1993), $62,000 (1994) and
     $71,500 (1995).................................    2,445,680       2,428,360        3,700,141
  Other current assets..............................      151,168         534,993          594,829
                                                      -----------     -----------      -----------
          Total current assets......................    3,119,596       3,762,337        4,454,394
                                                      -----------     -----------      -----------
Property and equipment (Note 9):
  Oil and gas properties (full cost method).........   14,526,699      18,416,330       32,422,505
  Land..............................................           --       1,166,938        1,166,938
  Plant and equipment...............................      445,401       1,260,023        3,238,428
                                                      -----------     -----------      -----------
                                                       14,972,100      20,843,291       36,827,871
  Less accumulated depletion and depreciation.......   (5,508,294)     (7,363,502)      (9,272,682)
                                                      -----------     -----------      -----------
          Total property and equipment..............    9,463,806      13,479,789       27,555,189
                                                      -----------     -----------      -----------
Other assets:
  Deposits on properties............................      134,375          50,000          150,000
  Notes receivable, less current portion............       60,000         360,290          197,579
  Due from affiliates...............................       22,794         215,831               --
  Deposits and other................................      460,838         240,175          682,720
                                                      -----------     -----------      -----------
          Total other assets........................      678,007         866,296        1,030,299
                                                      -----------     -----------      -----------
                                                      $13,261,409     $18,108,422      $33,039,882
                                                      ===========     ===========      ===========
                               LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Note payable......................................  $        --     $   606,363      $        --
  Accounts payable and accrued liabilities..........    2,539,518       3,222,187        4,258,015
  Current portion of long-term debt.................    1,440,000       2,356,524        8,519,743
  Oil imbalance obligation..........................                                       841,552
                                                      -----------     -----------      -----------
          Total current liabilities.................    3,979,518       6,185,074       13,619,310
Long-term debt, net of current portion..............    4,875,000       5,322,716       11,511,415
Other liabilities...................................           --          62,505          448,093
Deferred taxes......................................           --         254,800          491,166
                                                      -----------     -----------      -----------
          Total liabilities.........................    8,854,518      11,825,095       26,069,984
                                                      -----------     -----------      -----------
Commitments and contingencies (Note 13)
Stockholders' equity:
  Preferred stock -- no par value, authorized
     50,000,000 shares; none issued.................           --              --               --
  Common stock -- no par value, authorized
     150,000,000 shares; issued and outstanding
     3,597,037 (1993), 4,119,257 (1994) and
     4,189,590 (1995)...............................    4,405,335       5,772,457        6,191,640
Cumulative translation adjustment...................           --              --           50,257
Unearned compensation...............................           --              --          (12,750)
Retained earnings...................................        1,556         510,870          740,751
                                                      -----------     -----------      -----------
          Total stockholders' equity................    4,406,891       6,283,327        6,969,898
                                                      -----------     -----------      -----------
                                                      $13,261,409     $18,108,422      $33,039,882
                                                      ===========     ===========      ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                    SABA PETROLEUM COMPANY AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                              NINE MONTHS ENDED
                                             YEAR ENDED DECEMBER 31,            SEPTEMBER 30,
                                            --------------------------    --------------------------
                                               1993           1994           1994           1995
                                            -----------    -----------    -----------    -----------
                                                                          (UNAUDITED)    (UNAUDITED)
Revenues:
  Oil and gas sales.......................  $10,129,554    $12,170,203    $ 8,964,935    $10,976,571
  Other...................................      400,194        783,688        269,303        417,286
                                            -----------    -----------    -----------    -----------
          Total revenues..................   10,529,748     12,953,891      9,234,238     11,393,857
                                            -----------    -----------    -----------    -----------
Expenses:
  Production costs........................    5,856,947      7,547,479      5,490,305      6,923,330
  General and administrative..............    2,502,543      1,881,852      1,317,055      1,406,004
  Depletion, depreciation and
     amortization.........................    1,853,339      2,041,032      1,727,450      1,931,031
                                            -----------    -----------    -----------    -----------
          Total expenses..................   10,212,829     11,470,363      8,534,810     10,260,365
                                            -----------    -----------    -----------    -----------
Operating income..........................      316,919      1,483,528        699,428      1,133,492
                                            -----------    -----------    -----------    -----------
Other income (expense):
  Interest income.........................       17,495         25,481          1,217         15,181
  Other income (expense)..................      (16,174)        18,397         92,383         34,469
  Interest expense, net of interest
     capitalized of $58,085 (December 31,
     1994), $29,803 (September 30, 1994)
     and $27,369 (September 30, 1995).....     (443,363)      (634,292)      (473,129)      (778,461)
                                            -----------    -----------    -----------    -----------
          Total other income (expense)....     (442,042)      (590,414)      (379,529)      (728,811)
                                            -----------    -----------    -----------    -----------
          Income (loss) before income
            taxes.........................     (125,123)       893,114        319,899        404,681
Provision (benefit) for taxes on income...      (37,000)       383,800         81,930        174,800
                                            -----------    -----------    -----------    -----------
          Net income (loss)...............  $   (88,123)   $   509,314    $   237,969    $   229,881
                                            ===========    ===========    ===========    ===========
Net income (loss) per common share........  $     (0.02)   $      0.13    $      0.06    $      0.05
                                            ===========    ===========    ===========    ===========
Weighted average common and common
  equivalent shares outstanding...........    3,532,556      3,997,787      3,966,492      4,354,647
                                            ===========    ===========    ===========    ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                    SABA PETROLEUM COMPANY AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 1993 AND 1994, AND NINE MONTHS ENDED SEPTEMBER 30, 1995
                                  (UNAUDITED)

                                        COMMON STOCK        CUMULATIVE                                   TOTAL
                                   ----------------------   TRANSLATION     UNEARNED     RETAINED    STOCKHOLDERS'
                                    SHARES       AMOUNT     ADJUSTMENT    COMPENSATION   EARNINGS       EQUITY
                                   ---------   ----------   -----------   ------------   ---------   -------------
Balance at December 31, 1992.....  3,421,037   $3,920,495     $    --       $     --     $  89,679    $ 4,010,174
  Issuance of common stock for
     cash........................    136,000      414,840          --             --            --        414,840
  Issuance of common stock
     (Note 5)....................     40,000       70,000          --             --            --         70,000
  Net loss.......................         --           --          --             --       (88,123)       (88,123)
                                   ---------   ----------     -------       --------     ---------    -----------
Balance at December 31, 1993.....  3,597,037    4,405,335          --             --         1,556      4,406,891
  Exercise of options............    200,000      625,756          --             --            --        625,756
  Issuance of common stock for
     interest in oil and gas
     property....................     22,220       66,660          --             --            --         66,660
  Issuance of common stock for
     acquisition of subsidiary
     (Note 2)....................    300,000           --          --             --            --             --
  Contributed surplus............         --      674,706          --             --            --        674,706
  Net income.....................                                  --             --       509,314        509,314
                                   ---------   ----------     -------       --------     ---------    -----------
Balance at December 31, 1994.....  4,119,257    5,772,457          --             --       510,870      6,283,327
  Exercise of options............     58,333      189,583          --             --            --        189,583
  Issuance of common stock for
     compensation................     12,000       25,500          --             --            --         25,500
  Cumulative translation
     adjustment..................         --           --      50,257             --            --         50,257
  Unearned compensation..........         --           --          --        (12,750)           --        (12,750)
  Contributed surplus............         --      204,100          --             --            --        204,100
  Net income.....................         --           --          --             --       229,881        229,881
                                   ---------   ----------     -------       --------     ---------    -----------
Balance at September 30, 1995
  (Unaudited)....................  4,189,590   $6,191,640     $50,257       $(12,750)    $ 740,751    $ 6,969,898
                                   =========   ==========     =======       ========     =========    ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                    SABA PETROLEUM COMPANY AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                NINE MONTHS ENDED
                                              YEAR ENDED DECEMBER 31,              SEPTEMBER 30,
                                            ---------------------------     ---------------------------
                                               1993            1994            1994            1995
                                            -----------     -----------     -----------     -----------
                                                                            (UNAUDITED)     (UNAUDITED)
Cash flows from operating activities:
  Net income (loss).......................  $   (88,123)    $   509,314     $   237,969     $   229,881
  Adjustments to reconcile net income
     (loss) to net cash provided by
     operations:
     Depletion, depreciation and
       amortization.......................    1,853,339       2,041,032       1,727,450       1,931,031
     Deferred taxes.......................      (37,000)        254,800          26,000         116,070
     Compensation expense attributable to
       non-employee option................           --         115,756              --              --
     Amortization of unearned
       compensation.......................           --              --              --          12,750
     Changes in:
       Accounts receivable................   (1,155,211)        100,820        (234,428)     (1,271,781)
       Other assets.......................     (135,410)       (299,830)        (76,177)       (167,260)
       Accounts payable and accrued
          liabilities.....................       65,209         624,584         604,478       1,284,321
                                            -----------     -----------     -----------     -----------
       Net cash provided by operating
          activities......................      502,804       3,346,476       2,285,292       2,135,012
                                            -----------     -----------     -----------     -----------
Cash flows from investing activities:
  Expenditures for oil and gas
     properties...........................   (1,905,023)     (3,694,094)     (3,554,090)    (13,166,899)
  Sale of oil and gas properties..........      658,946         529,611          49,371          77,062
  Expenditures for equipment, net.........     (127,459)       (797,690)       (641,592)     (1,978,199)
  Change in other assets..................      (65,000)         32,250        (104,438)       (100,000)
                                            -----------     -----------     -----------     -----------
       Net cash used in investing
          activities......................   (1,438,536)     (3,929,923)     (4,250,749)    (15,168,036)
                                            -----------     -----------     -----------     -----------
Cash flows from financing activities:
  Proceeds from notes payable and
     long-term debt.......................    7,325,000       5,986,266       3,602,922      20,564,900
  Principal payments on notes payable and
     long-term debt.......................   (4,881,293)     (5,822,026)     (2,682,976)     (8,819,345)
  (Increase) decrease in production notes
     receivable...........................           --        (445,073)       (269,134)        137,428
  Proceeds from notes receivable..........           --          74,848          68,583         137,100
  Increase in deferred financing costs....     (280,936)        (11,972)        (23,194)       (407,553)
  Net change in accounts with affiliated
     companies............................   (1,619,805)       (107,066)        (24,700)        387,251
  Net proceeds from exercise of options
     and issuance of common stock.........      414,840         510,000         510,000         189,583
  Increase in contributed surplus of
     subsidiary...........................           --         674,706         674,706         204,100
                                            -----------     -----------     -----------     -----------
       Net cash provided by financing
          activities......................      957,806         859,683       1,856,207      12,393,464
                                            -----------     -----------     -----------     -----------
Net increase (decrease) in cash...........       22,074         276,236        (109,250)       (639,560)
Cash at beginning of period...............      500,674         522,748         522,748         798,984
                                            -----------     -----------     -----------     -----------
Cash at end of period.....................  $   522,748     $   798,984     $   413,498     $   159,424
                                            ===========     ===========     ===========     ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                    SABA PETROLEUM COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     o General

     Saba Petroleum Company (the Company) was organized and incorporated in 1979 under the laws of the State of Colorado and is engaged in the business of acquiring interests in and developing oil and gas properties. As of December 31, 1994, 67.4% of the Company's Common Stock is owned directly, or indirectly, by the Company's Chief Executive Officer, or the corporation of which he is the majority shareholder.

     o Consolidation

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

     o Interim Financial Information (Unaudited)

     The consolidated financial statements at September 30, 1995, and for the nine month periods ended September 30, 1994 and 1995, are unaudited but include all adjustments (consisting of normal recurring accruals only) which management considers necessary to present fairly the Company's consolidated financial position as of September 30, 1995, and the consolidated results of operations and cash flows for the nine month periods ended September 30, 1994 and 1995.

     o Cash and Cash Equivalents

     The Company considers all liquid investments with an original maturity of three months or less to be cash equivalents.

     o Oil and Gas Properties

     The Company's oil and gas producing activities are accounted for using the full cost method of accounting. Accordingly, the Company capitalizes all costs, in separate cost centers for each country, incurred in connection with the acquisition of oil and gas properties and with the exploration for and development of oil and gas reserves. Such costs include lease acquisition costs, geological and geophysical expenditures, costs of drilling both productive and non-productive wells, and overhead expenses directly related to land acquisition and exploration and development activities. Proceeds from the disposition of oil and gas properties are accounted for as a reduction in capitalized costs, with no gain or loss recognized unless such disposition involves a significant change in reserves in which case the gain or loss is recognized.

     Depletion of the capitalized costs of oil and gas properties, including estimated future development costs, is provided using the equivalent unit-of-production method based upon estimates of proved oil and gas reserves and production which are converted to a common unit of measure based upon their relative energy content. Unproved oil and gas properties are not amortized but are individually assessed for impairment. The cost of any impaired property is transferred to the balance of oil and gas properties being depleted.

     In accordance with the full cost method of accounting, the net capitalized costs of oil and gas properties are not to exceed their related estimated future net revenues discounted at 10 percent, net of tax considerations, plus the lower of cost or estimated fair market value of unproved properties.

     Substantially all of the Company's exploration, development and production activities are conducted jointly with others and, accordingly, the financial statements reflect only the Company's proportionate interest in such activities.

                    SABA PETROLEUM COMPANY AND SUBSIDIARIES

     o Plant and Equipment

     Plant, consisting of an asphalt refining facility, is stated at the acquisition price of $500,000 plus the cost to refurbish the equipment. Depreciation will be calculated using the straight line method over its estimated useful life. Equipment is stated at cost. Depreciation of equipment is calculated using the straight line method over the estimated useful lives of the equipment, ranging from three to seven years. Depreciation expense in 1993 and 1994 was $71,739 and $74,554, respectively. Normal repairs and maintenance are charged to expense as incurred. Upon disposition of plant and equipment, any resultant gain or loss is recognized in current operations.

     Interest is capitalized in connection with the construction of major facilities. The capitalized interest is recorded as part of the asset to which it relates and is amortized over the asset's estimated useful life.

     o Income Taxes

     The Company accounts for income taxes pursuant to Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS-109). SFAS-109 requires the asset and liability method of computing deferred income taxes. The objective of the asset and liability method is to establish deferred tax assets and liabilities for the temporary differences between the financial reporting bases and the tax bases of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

     o Foreign Currency Translation

     Assets and liabilities of foreign subsidiaries are translated at year-end rates of exchange; income and expenses are translated at the weighted average rates of exchange during the year. The resultant cumulative translation adjustments are included as a separate component of stockholders' equity (immaterial for 1994). Foreign currency transaction gains and losses are included in net income.

     o Earnings per Common Share

     Per share amounts have been computed using the weighted average number of shares of Common Stock and Common Stock equivalents (consisting of dilutive options) outstanding for each period.

     o Reclassifications

     Certain previously reported financial information has been reclassified to conform to the current period's presentation.

                    SABA PETROLEUM COMPANY AND SUBSIDIARIES

 2. ACQUISITIONS

  YEARS ENDED DECEMBER 31, 1993 AND 1994

     On December 30, 1994, the Company acquired Capco Resource Properties Ltd. ("CRPL"), a Canadian oil and gas company, from its parent company, Capco Resources, Ltd., in exchange for 300,000 shares of the Company's Common Stock. The transaction has been accounted for on an "as if pooled" basis and, accordingly, the consolidated financial statements for 1994 include the accounts of CRPL. The 1993 financial statements have not been restated as the impact was not material.

     The 1994 results of operations and total assets at December 31, 1994 of the separate companies are as follows:

                                                 SABA PETROLEUM        CRPL
                                                 COMPANY (U.S.)      (CANADA)         TOTAL
                                                 --------------     ----------     -----------
    Oil and gas sales..........................   $ 10,403,835      $1,766,368     $12,170,203
    Operating income...........................   $  1,177,814      $  305,714     $ 1,483,528
    Net income.................................   $    434,070      $   75,244     $   509,314
    Total assets...............................   $ 14,222,514      $3,885,908     $18,108,422

  NINE MONTHS ENDED SEPTEMBER 30, 1995 (UNAUDITED)

     On September 12, 1995, the Company acquired a 25% interest in the Teca and Nare oil producing fields and a 50% interest in a 117-mile oil transmission pipeline in Colombia, South America. The acquisition cost of $9,223,700, including a previously released deposit of $1,400,000 and assumption of an oil imbalance obligation of $932,700, was funded by proceeds from a bank term loan in the amount of $4,700,000, with additional financing provided by the Company's parent company through an unsecured loan of $2,191,000.

     As part of this transaction, but scheduled to close in the first quarter of 1996, the Company will acquire a 50% interest in an adjacent oil field, known as the Cocorna Field. The contract price for this property is $750,000, which will be reduced by the Company's share of production credits from the property from January 1, 1995 to the date of closing (approximately $200,000 at September 30,
1995). The Company has placed a $100,000 deposit with the seller.

     The following unaudited pro forma condensed statements of operations for the year ended December 31, 1994 and for the nine months ended September 30, 1995 give effect to the acquisition of the Teca and Nare fields and the Velasquez-Galan Pipeline in Colombia, South America ("Acquisition") as if it had occurred on January 1, 1994. The Acquisition has been accounted for using the purchase method of accounting. In connection with the preparation of the pro forma financial data which follows, it was assumed, in accordance with Securities and Exchange Commission (the "Commission") requirements, that the purchase price for these acquisitions as of January 1, 1995 was the purchase price paid in September 1995 (for the Teca and Nare fields and Velasquez-Galan Pipeline) and to be paid in the first quarter of 1996 (for the Cocorna Field). The purchase price so paid and payable ($8.8 million plus an oil imbalance obligation of approximately $900,000) is less than the contract price of $13.0 million plus assumption of the oil imbalance obligation (approximately $2.0 million at January 1, 1995) because, under the contract, which was signed in February 1995, the purchase price is adjusted for production from January 1, 1995 to closing. Accordingly, had the purchases been completed on January 1, 1995, the purchase price and related debt incurred by the Company would have been significantly higher.

     Similarly, in accordance with the Commission's requirements, the pro forma financial data for 1994 assumes that the purchase price for these acquisitions at January 1, 1994 was the purchase price paid and payable in September and December 1995, without any upward adjustment to reflect production for all of

                    SABA PETROLEUM COMPANY AND SUBSIDIARIES

1994 and the portion of 1995 to the date of purchase. Thus, among other things, the purchase price assumed in the pro forma financial data for the year ended December 31, 1994 does not reflect the significantly higher reserves that these properties would have had at January 1, 1994, and no assurance can be given that these acquisitions could have been effected as of January 1, 1994 or that, if such acquisitions could have been so completed, what the terms of such acquisitions or the results of operations thereafter would have been. Neither the pro forma financial data for the year ended December 31, 1994 nor such data for the nine months ended September 30, 1995 is intended to be indicative of future operations.

                                                    HISTORICAL     PRO FORMA       PRO FORMA
                                                     RESULTS       ADJUSTMENTS      RESULTS
                                                    ----------     ----------     -----------
                                                     (DOLLARS IN THOUSANDS EXCEPT PER SHARE
                                                    AMOUNTS)
    YEAR ENDED DECEMBER 31, 1994
      Total revenues..............................  $   12,954     $   11,516     $    24,470
      Total expenses..............................      11,470          6,850          18,320
                                                    ----------     ----------     -----------
      Operating income............................       1,484          4,666           6,150
      Other income................................          43             --              43
      Interest expense............................         634            813           1,447
      Provision for taxes.........................         384          1,657           2,041
                                                    ----------     ----------     -----------
      Net income..................................  $      509     $    2,196     $     2,705
                                                    ==========     ==========     ===========
      Net income per common share.................  $     0.13                    $      0.68
                                                    ==========                    ===========
    NINE MONTHS ENDED SEPTEMBER 30, 1995
      Total revenues..............................  $   11,394     $    9,793     $    21,187
      Total expenses..............................      10,260          4,839          15,099
                                                    ----------     ----------     -----------
      Operating income............................       1,134          4,954           6,088
      Other income................................          50             --              50
      Interest expense............................         779            568           1,347
      Provision for taxes.........................         175          1,886           2,061
                                                    ----------     ----------     -----------
      Net income..................................  $      230     $    2,500     $     2,730
                                                    ==========     ==========     ===========
      Net income per common share.................  $     0.05                    $      0.63
                                                    ==========                    ===========
    PROVED RESERVES, DECEMBER 31, 1994
      Oil (Bbls)..................................   7,135,731      5,301,639      12,437,370
                                                    ==========     ==========     ===========
      Gas (MCF)...................................   9,791,773             --       9,791,773
                                                    ==========     ==========     ===========

                    SABA PETROLEUM COMPANY AND SUBSIDIARIES

 3. NOTES RECEIVABLE

     Notes receivable are comprised of the following at December 31:

                                                                       1993         1994
                                                                     --------     --------
    9 3/4% production notes receivable, with monthly installments
      of $16,050, plus interest, through April 1997................  $     --     $445,073
    5% note receivable from a former officer of the Company, due
      January 1, 1997, with 20,000 shares of Company Common Stock
      as collateral................................................    60,000       60,000
    9% note receivable from sale of real estate, due July 31, 1995,
      with a deed of trust covering real property as collateral....        --       75,000
    6% note receivable from purchaser of personal property, due
      June 30, 1995, uncollateralized..............................        --       11,698
    12% demand note receivable, with monthly installments of
      $4,448, including interest, through January 1995. Paid in
      full in January 1994.........................................    64,524           --
    Other..........................................................     4,836        7,160
                                                                     --------     --------
                                                                      129,360      598,931
    Less current portion (included in other current assets)........    69,360      238,641
                                                                     --------     --------
                                                                     $ 60,000     $360,290
                                                                     ========     ========

 4. OIL AND GAS PROPERTIES, LAND, PLANT AND EQUIPMENT

     Oil and gas properties, land, plant and equipment at December 31, 1993 and 1994 are as follows:

                                                   UNITED STATES       CANADA          TOTAL
                                                   -------------     ----------     -----------
    DECEMBER 31, 1993
    OIL AND GAS PROPERTIES
    Unevaluated oil and gas properties...........    $   166,115     $       --     $   166,115
    Proved oil and gas properties................     14,360,584             --      14,360,584
                                                     -----------     ----------     -----------
      Total capitalized costs....................     14,526,699             --      14,526,699
    Less accumulated depletion and
      depreciation...............................      5,406,569             --       5,406,569
                                                     -----------     ----------     -----------
      Capitalized costs, net.....................    $ 9,120,130     $       --     $ 9,120,130
                                                     ===========     ==========     ===========
    OTHER PROPERTY AND EQUIPMENT
    Plant and equipment..........................    $   445,401     $       --     $   445,401
    Less accumulated depreciation................        101,725             --         101,725
                                                     -----------     ----------     -----------
                                                     $   343,676     $       --     $   343,676
                                                     ===========     ==========     ===========

                    SABA PETROLEUM COMPANY AND SUBSIDIARIES

                                                   UNITED STATES       CANADA          TOTAL
                                                    -----------      ----------     -----------
    DECEMBER 31, 1994
    OIL AND GAS PROPERTIES
    Unevaluated oil and gas properties...........    $   339,575     $       --     $   339,575
    Proved oil and gas properties................     15,017,287      3,059,468      18,076,755
                                                     -----------     ----------     -----------
      Total capitalized costs....................     15,356,862      3,059,468      18,416,330
    Less accumulated depletion and
      depreciation...............................      6,857,834        380,717       7,238,551
                                                     -----------     ----------     -----------
      Capitalized costs, net.....................    $ 8,499,028     $2,678,751     $11,177,779
                                                     ===========     ==========     ===========
    OTHER PROPERTY AND EQUIPMENT
    Land.........................................    $ 1,166,938     $       --     $ 1,166,938
    Plant and equipment..........................      1,225,363         34,660       1,260,023
                                                     -----------     ----------     -----------
                                                       2,392,301         34,660       2,426,961
    Less accumulated depreciation................        120,180          4,771         124,951
                                                     -----------     ----------     -----------
                                                     $ 2,272,121     $   29,889     $ 2,302,010
                                                     ===========     ==========     ===========

     Costs incurred in oil and gas property acquisition, exploration, and development activities are as follows:

                                                     UNITED
                                                     STATES         CANADA         TOTAL
                                                   ----------     ----------     ----------
    1993
    Exploration..................................  $  252,146     $       --     $  252,146
    Development..................................     617,165             --        617,165
    Acquisition of proved properties.............   1,266,916             --      1,266,916
                                                   ----------     ----------     ----------
      Total costs incurred.......................  $2,136,227     $       --     $2,136,227
                                                   ==========     ==========     ==========
    1994
    Exploration..................................  $  277,448     $       --     $  277,448
    Development..................................     198,851             --        198,851
    Acquisition of proved properties.............     883,475      3,059,468      3,942,943
                                                   ----------     ----------     ----------
      Total costs incurred.......................  $1,359,774     $3,059,468     $4,419,242
                                                   ==========     ==========     ==========

     Oil and gas depletion expense in 1993 and 1994 was $1,765,000 and $1,906,203, or $2.34 and $1.94 per barrel of oil equivalent, respectively.

 5. STATEMENT OF CASH FLOWS

     Following is certain supplemental information regarding cash flows for the years ended December 31, 1993 and 1994 and the nine month periods ended September 30, 1994 and 1995:

                                               DECEMBER 31,                 SEPTEMBER 30,
                                           ---------------------     ---------------------------
                                             1993         1994          1994            1995
                                           --------     --------     -----------     -----------
                                                                     (UNAUDITED)     (UNAUDITED)
    Interest paid........................  $435,497     $462,639       $425,113        $754,421
                                           ========     ========       ========        ========
    Income taxes paid....................  $     --     $     --       $     --        $     --
                                           ========     ========       ========        ========

  NON-CASH INVESTING AND FINANCING TRANSACTIONS:

     Years ended December 31, 1993 and 1994

     Oil and gas property with a purchase price of $231,204 was acquired in February 1993 by an advance under the applicable production note payable.

                    SABA PETROLEUM COMPANY AND SUBSIDIARIES

     In April 1993, the Company made a final payment for the acquisition of a subsidiary by issuing 40,000 shares of Common Stock valued at $70,000.

     Proceeds in the form of a reduction of affiliate indebtedness ($237,500) and trade payables ($125,000) were realized as partial consideration in connection with the sale of producing oil and gas properties in June 1993.

     Funding in the amount of $606,363 was provided by the seller in connection with the acquisition of oil and gas properties in February 1994.

     A note in the amount of $24,346, payable to the Company in eight monthly installments, was received as consideration for the sale of vehicles, furniture and equipment in March 1994.

     Funding in the amount of $1,200,000 was provided by the seller in connection with the acquisition of a refinery in June 1994.

     Property deposits totaling $52,125 were used in partial settlement of oil and gas property acquisitions which closed during the year ended December 31, 1994.

     The Company issued 22,220 shares of Common Stock in December 1994 as consideration for the acquisition of an oil and gas property at a cost of $66,660.

     Accrued interest in the amount of $58,085 was capitalized in connection with the refurbishment of the refinery facility.

     The Company incurred a charge to operations, and a credit to Stockholders' Equity, in the amount of $115,756 resulting from the exercise of stock options by a consultant during the year ended December 31, 1994.

     Nine months ended September 30, 1995 (Unaudited)

     In January 1995 the Company awarded 12,000 shares of Common Stock with a fair market value of $25,500 to an employee.

     The acquisition cost of oil and gas properties which were acquired in September 1995 included an oil imbalance obligation in the amount of $932,700 which was assumed by the Company.

     Cumulative foreign currency translation gains in the amount of $50,257 were recorded during the nine months ended September 30, 1995.

 6. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

     Accounts payable and accrued liabilities at December 31, 1993 and 1994 are as follows:

                                                                 1993           1994
                                                              ----------     ----------
        Trade accounts payable..............................  $1,829,610     $2,153,567
        Undistributed revenue payable.......................     481,925        238,269
        Other accrued expenses..............................     227,983        830,351
                                                              ----------     ----------
                  Total.....................................  $2,539,518     $3,222,187
                                                              ==========     ==========

                    SABA PETROLEUM COMPANY AND SUBSIDIARIES

 7. INCOME TAXES

     The components of income (loss) before income taxes for the years ended December 31, 1993 and 1994 are as follows:

                                                                  1993          1994
                                                                ---------     --------
        U.S...................................................  $(125,123)    $734,396
        Canada................................................         --      158,718
                                                                ---------     --------
                  Total.......................................  $(125,123)    $893,114
                                                                =========     ========

     Components of income tax expense (benefit) for the years ended December 31, 1993 and 1994 are as follows:

                                                                   1993         1994
                                                                 --------     --------
        Current:
          Federal..............................................  $     --     $ 19,300
          State................................................        --       25,700
          Foreign..............................................        --       84,000
                                                                 --------     --------
                                                                       --      129,000
                                                                 --------     --------
        Deferred:
          Federal..............................................   (37,000)     164,400
          State................................................        --       90,400
                                                                 --------     --------
                                                                  (37,000)     254,800
                                                                 --------     --------
                                                                 $(37,000)    $383,800
                                                                 ========     ========

     The provision (benefit) for income taxes differs from the amount that would result from applying the federal statutory rate for the years ended December 31, 1993 and 1994 as follows:

                                                                      1993        1994
                                                                      -----       ----
        Expected tax provision (benefit)............................  (34.0)%     34.0%
        State income taxes, net of federal benefit..................     --        5.9
        Effect of foreign earnings..................................     --        3.4
        Change in valuation allowance...............................     --       (2.2)
        Other.......................................................    4.4        1.9
                                                                      -----       ----
                                                                      (29.6)%     43.0%
                                                                      =====       ====

     The tax effected temporary differences which give rise to the deferred tax provision consist of the following:

                                                                  1993         1994
                                                                --------     ---------
        Property and equipment................................  $(11,700)    $ 569,600
        Effect of state taxes.................................        --       (39,500)
        Net operating losses..................................   (34,300)     (212,400)
        Alternative minimum tax credits.......................        --       (42,600)
        Change in valuation allowance.........................        --       (19,700)
        Other.................................................     9,000          (600)
                                                                --------     ---------
                                                                $(37,000)    $ 254,800
                                                                ========     =========

                    SABA PETROLEUM COMPANY AND SUBSIDIARIES

     The components of the deferred income tax liability as of December 31 are as follows:

                                                                  1993         1994
                                                                --------     ---------
        Property and equipment................................  $(69,100)    $(638,700)
        State taxes...........................................        --        39,500
        Net operating losses..................................    34,300       246,700
        Alternative minimum tax credits.......................    54,500        97,100
        Other.................................................        --           600
                                                                 -------     ---------
                                                                  19,700      (254,800)
        Valuation allowance...................................   (19,700)           --
                                                                 -------     ---------
        Net deferred income tax liability.....................  $     --     $(254,800)
                                                                 =======     =========

     At December 31, 1994, the Company had net operating loss carryforwards for federal and state purposes of approximately $670,000 and $190,000, respectively, which begin expiring in 2008 and 1998. The Company also has alternative minimum tax credit carryforwards for federal and state purposes of approximately $71,400 and $25,700, respectively. The credits carry over indefinitely and can be used to offset future regular tax to the extent of current alternative minimum tax.

     In general, section 382 of the Internal Revenue Code includes provisions which limit the amount of net operating loss carryforwards and other tax attributes that may be used annually in the event that a greater than 50% ownership change (as defined) takes place in any three year period. As of December 31, 1994, the Company had not experienced such a change for purposes of section 382.

 8. NOTE PAYABLE

     The note payable at December 31, 1994 represents an obligation by the Company's Canadian subsidiary, CRPL, which was incurred in connection with an acquisition of oil and gas properties in February 1994. The obligation is guaranteed by the Company's parent company and is collateralized by common stock of that company. The note bears interest at the Canadian prime rate (8% at December 31, 1994) plus 2%, and was due on December 31, 1994. The entire indebtedness, including accrued interest, was paid in January 1995.

 9. LONG-TERM DEBT

     Long-term debt at December 31, 1993 and 1994 and September 30, 1995 consists of the following:


                                                                                  SEPTEMBER 30,
                                                       1993           1994            1995
                                                    ----------     ----------     -------------
                                                                                   (UNAUDITED)
    Revolving loan agreement with a bank..........  $6,315,000     $4,999,000     $10,700,000
    Term loan agreement with a bank...............          --             --       4,700,000
    Demand loan agreement with a bank.............          --      1,480,240       1,209,258
    Promissory note...............................          --      1,200,000       1,200,000
    Promissory notes-Capco........................          --             --       2,221,900
                                                    ----------     ----------     -----------
                                                     6,315,000      7,679,240      20,031,158
    Less current portion..........................   1,440,000      2,356,524       8,519,743
                                                    ----------     ----------     -----------
                                                    $4,875,000     $5,322,716     $11,511,415
                                                    ==========     ==========     ===========

     December 31, 1993 and 1994

     In September 1993 the Company entered into a Revolving Loan Agreement ("Agreement") with Bank One, Texas, NA. The loan is subject to semi-annual borrowing base redeterminations and revolves to June 1,

                    SABA PETROLEUM COMPANY AND SUBSIDIARIES

1996, at which time it will be converted to a three-year term loan. Funds advanced under the facility are collateralized by substantially all of the Company's U.S. oil and gas producing properties and the common stock of its U.S. subsidiaries and bear interest at the prime rate (8.5% at December 31, 1994) plus 1%. The Company is charged a commitment fee equal to .5% of the available, but not used, loan amount.

     The initial authorized borrowing base was established at $7,500,000. Effective January 1, 1995, the borrowing base was increased to $8,100,000. In accordance with the terms of the Agreement, $1,575,000 is classified as currently payable at December 31, 1994. The Agreement requires, among other things, that the Company maintain at least a 1 to 1 working capital ratio, stockholders' equity of $3,800,000 and adjusted quarterly net income equal to
8.3 percent of the quarter end loan balance, all as defined in the Agreement. Additionally, the Company is restricted from paying dividends and advancing funds to affiliates. The Company was in compliance with the terms of the Agreement at December 31, 1994.

     CRPL has a demand non-revolving bank loan with principal repayments of $53,500 on the first day of every month. The loan bears interest at a variable rate equal to the Canadian prime rate (8.0% at December 31, 1994) plus 1-3/4% per annum. The loan is collateralized by the Company's Canadian oil and gas producing properties, the common stock of CRPL and a guarantee from the Company's parent company in the amount of $1,500,000. Effective March 1, 1995, CRPL was granted an extension on its bank loan which allows CRPL to defer principal repayments for March to May 1995. Terms of the loan agreement require that, based on an annual engineering report, the discounted net present value of the collateralized properties exceed 200% of the outstanding loan balance and that estimated annual future net revenue exceed 175% of that period's debt service. Although the bank can demand payment in full of the note at any time, it has committed not to do so except in the event of a default.

     The promissory note is due to the seller of an oil refining facility which was acquired by the Company in June 1994. Payment of the note, which bears interest at the prime rate in effect on the note anniversary date plus two percent (9.25% at December 31, 1994), is due in annual installments of $300,000, $450,000 and $450,000. The note is collateralized by a deed of trust on the acquired assets.

     Maturities of long term debt are as follows:

                        1995.............................  $2,356,524
                        1996.............................   2,537,699
                        1997.............................   1,598,017
                        1998.............................     791,333
                        1999.............................     395,667

     September 30, 1995 (Unaudited)

     The revolving loan ("Agreement") is subject to semi-annual borrowing base redeterminations and revolves to June 1, 1997, at which time it will be converted to a three year term loan. Effective September 29, 1995, the borrowing base was increased from $10,200,000 to $10,700,000. On September 7, 1995, the Agreement was amended to provide for a term loan ("Term Loan"), in addition to the revolving loan, in the amount of $4,700,000, with a maturity date of October 1, 1996. Amounts outstanding under the Term Loan bear interest at the rate of prime plus 1% through October 31, 1995, and prime plus 4% thereafter. Required minimum monthly principal payments are equal to the greater of monthly cash flow from the Company's Colombian properties, or $300,000. In accordance with the terms of the Agreement, $7,100,000 of the revolving and term loans is classified as currently payable at September 30, 1995. The Agreement, as amended, requires, among other things, that the Company maintain at least a .75 to 1 working capital ratio, stockholders' equity of $6,250,000, a ratio of cash flow to debt service of not less than 1.25 to 1.0 and general and administrative expenses at a level not greater than 20% of revenue, all as defined in the Agreement. Additionally, the Company is restricted from paying dividends and advancing funds in excess of specified

                    SABA PETROLEUM COMPANY AND SUBSIDIARIES
limits to affiliates. For such time that funds remain outstanding under the Term Loan, the repayment of all amounts outstanding under the Agreement are guaranteed by Mr. Ilyas Chaudhary.

     On September 21, 1995 the payment date for the principal payment of $300,000 due on the $1.2 million promissory note was extended to November 15, 1995. Amounts outstanding under the note bear interest at the prime rate in effect on the note anniversary date plus 1.75% (10.75% on September 30, 1995).

     The promissory notes-Capco are due to the Company's parent company, Capco Resources Ltd. and to Capco Resources, Inc., formerly wholly-owned by Capco Resources Ltd. and now majority-owned by Capco Resources Ltd. Payment of the notes, which bear interest at the current prime rate (8.75% at September 30, 1995) plus 1%, is due September 14, 2000. The loan proceeds were utilized by the Company principally in connection with the acquisition of producing oil and gas properties in Colombia. Prior to the completion of a debenture offering, which is expected to close in December 1995, $600,000 of the loan amount due Capco Resources Ltd. will be converted into 75,000 shares of the Company's Common Stock. The maturity of the $1.5 million loan from Capco Resources, Inc., and the $100,000 balance of the loan from Capco Resources Ltd. will, effective at the closing of the Offering, be extended to April 1, 2006, and such loans will be subordinated to the same extent the Debentures are subordinated.

10. RELATED PARTY TRANSACTIONS

     Related party transactions are described as follows:

          Included in accounts receivable at December 31, 1993 is $96,703, which is due from an affiliated company.

          In 1993 and 1994, the Company sold certain oil and gas producing properties to an affiliated company for total consideration of $475,000 and $20,630, respectively.

          In 1993 and 1994, the Company charged its affiliates $45,000 and $105,312, respectively, and was charged $110,000 in 1993 by affiliates for reimbursement of certain general and administrative expenses.

          In 1994, the Company charged its affiliates $24,800 for costs related to property settlements.

          In 1994, the Company's parent company and other affiliated companies advanced $157,938 to the Company.

          In 1994, the Company's Canadian subsidiary provided advances totaling $176,719 to affiliated companies.

11. COMMON STOCK AND STOCK OPTIONS

     December 31, 1993 and 1994

     In 1993, the Company issued 136,000 shares of Common Stock for cash consideration of $414,840. In 1994, the Company issued 200,000 shares of Common Stock to an independent consultant upon exercise of nonqualified options for cash consideration of $510,000. The Company incurred a charge to current period operations of $115,756 in recognition of the compensation element of this transaction.

     In September 1992, the Company's stockholders approved an Incentive Stock Option Plan and a Non-qualified Stock Option Plan, and reserved 500,000 and 250,000 shares, respectively, of unissued Common Stock for issuance under the plans. The exercise price of each option shall be the fair market value of the shares at the date of grant. The options may be exercised in cumulative annual increments of 25%, beginning one year from the date of grant and expire five years from the date of issue. No options have been granted under either Plan as of December 31, 1994.

                    SABA PETROLEUM COMPANY AND SUBSIDIARIES

     In 1993 and 1994, the Company issued options for 445,000 shares of Common Stock to certain employees of the Company. These options, which are not covered by the Incentive or Nonqualified Stock Option Plans, become exercisable ratably over a period of five years from the date of issue. The exercise price of the options is the fair market value of the shares at the date of grant and ranges from $2.50 to $3.00. Options to acquire 30,000 shares were exercisable as of December 31, 1994.

     September 30, 1995 (Unaudited)

     In January 1995, the Company awarded 12,000 shares of Common Stock to an employee pursuant to the terms of an employment agreement. The cost of the stock award, based on the stock's fair market value at the award date, was charged to stockholders' equity and is amortized against earnings over the contract term.

     In January 1995, the Company issued options for 100,000 shares of Common Stock to the Company's Chief Executive Officer. These options, which are not covered by the Incentive or Nonqualified Stock Option Plans, become exercisable ratably over a period of five years from the date of issue. The exercise price of the options is $3.00. No options were exercisable at September 30, 1995.

     In July 1995, the Company cancelled its Incentive and Nonqualified Stock Option Plans. No options were granted under either plan prior to its cancellation.

     During the nine month period ended September 30, 1995, the Company issued options to an independent consultant for the purchase of 100,000 shares of the Company's Common Stock. The options had an exercise price of $3.25 and were exercisable for a period of one year, beginning January 2, 1995. Options to acquire 58,333 shares of Common Stock were exercised during the nine month period ended September 30, 1995. In July 1995, the consulting arrangement was terminated and the balance of the options was canceled.

12. RETIREMENT PLAN

     The Company sponsors a defined contribution retirement savings plan ("401(k) Plan") for its U.S. employees. The Company currently provides matching contributions equal to 50% of each employee's contribution, subject to a maximum of 4% of employee earnings. The Company's contributions to the 401(k) Plan were $2,245 in 1993 and $3,245 in 1994.

13. COMMITMENTS AND CONTINGENCIES

     Contingencies

     The Company is subject to extensive Federal, state, local and foreign environmental laws and regulations. These laws, which are constantly changing, regulate the discharge of materials into the environment. The Company believes that it is in substantial compliance with existing laws and regulations.

     The Company has a significant contingent liability in connection with the plugging and abandonment ("P&A") of approximately 225 wells on certain California property acquired by the Company during 1993. The Company acquired the mineral rights and fee title to the property. The Company intends to operate the producing wells on the property as long as economically feasible and will decide in the future regarding the ultimate disposition of the land. If the Company chooses to sell the property, it may decide to sell the land "as is" or incur the P&A costs, thus enhancing the property's value. The Company estimates that the P&A costs will range from $20,000 to $25,000 per well, for a total of $4,500,000 to $5,625,000. Management believes that the fair market value of this land, after restoration, will exceed the estimated P&A costs.

     The Company is a defendant in various legal proceedings and claims which arise in the normal course of business. Based on discussions with legal counsel, management does not believe that the ultimate resolution of such actions will have a significant effect on the Company's financial statements or operations.

                    SABA PETROLEUM COMPANY AND SUBSIDIARIES

     Leases

     The Company leases office space, vehicles and office equipment under non-cancelable operating leases expiring in the years 1995 through 2000. Future minimum lease payments under all leases are as follows:

                         YEAR ENDING
                         DECEMBER 31,
                         ------------
                             1995.........................  $158,913
                             1996.........................   144,122
                             1997.........................   133,751
                             1998.........................    89,718
                             1999.........................     4,089
                             Remaining years..............       167
                                                            --------
                                                            $530,760
                                                            ========

     Rent expense amounted to $93,636 and $92,349 for the years ended December 31, 1993 and 1994, respectively.

     Concentration of Credit Risk

     The Company invests its cash primarily in deposits with major banks. Certain deposits may, at times, be in excess of federally insured limits ($483,259 at December 31, 1994). The Company has not incurred losses related to such cash balances.

     The Company's accounts receivable result from its activities in the oil and gas industry. Concentrations of credit risk with respect to trade receivables are limited due to the large number of joint interest partners comprising the Company's customer base. Ongoing credit evaluations of the financial condition of joint interest partners are performed and, generally, no collateral is required. The Company maintains reserves for potential credit losses and such losses have not exceeded management's expectations. Included in accounts receivable at December 31, 1993 and 1994 is $829,198 and $727,461, respectively, which is due from an unaffiliated third party, who is both an operator of property in which the Company is a joint owner and a joint owner of property operated by the Company.

     September 30, 1995 (Unaudited)

     The Colombian Ministry of the Environment issued a resolution dated June 7, 1995 that set forth a number of measures aimed at correcting certain deficiencies that the Ministry has allegedly found in environmental aspects of the Teca and Nare fields. Among such measures, the Ministry ordered the temporary closing of one of five production modules and of any wells processed in that module until Texas Petroleum Company, the former owner and operator of the properties, provided a document detailing the timetable to implement some of the measures described above. This temporary closing of the module has not had a substantial effect on total production because substantially all of the crude oil which would otherwise have been processed in the closed module has been directed to other production modules. The resolution also ordered the opening of an environmental investigation of Texas Petroleum Company's operation of the Teca and Nare fields. The document containing the requested timetable was presented to the Ministry of the Environment on July 6, 1995. On August 8, 1995 the Ministry of the Environment requested certain revisions to the timetable.

     Texas Petroleum Company, the previous owner of the property, estimated that the cost of compliance with the resolution would not exceed $250,000. Texas Petroleum Company formally appealed the resolution and the Company is currently awaiting a response from the Ministry of the Environment.

                    SABA PETROLEUM COMPANY AND SUBSIDIARIES

     In connection with the acquisition of the Teca and Nare fields, the Company is required to pledge collateral consisting of either a $1.75 million certificate of deposit or a commitment of $1.75 million against the Company's borrowing base under its bank credit facility to the operator of the fields to secure payments due third party vendors at the Teca and Nare fields.

14.  BUSINESS SEGMENTS AND MAJOR CUSTOMERS

     The Company considers that its operations are principally in one industry segment, that of acquisition, exploration, development and production of oil and gas reserves. For a summary of the Company's operations by geographic area, see
Note 2.

     Sales to major unaffiliated customers (customers accounting for 10 percent or more of gross revenue), all representing purchasers of oil and gas, for each of the years ended December 31, 1993 and 1994, are as follows:

                                                                 1993           1994
                                                              ----------     ----------
        Customer A..........................................  $2,107,000     $3,713,000
                                                              ==========     ==========
        Customer B..........................................  $1,641,000     $2,198,000
                                                              ==========     ==========

15. SUBSEQUENT EVENTS (UNAUDITED)

     In January 1995, the Company acquired certain oil and gas interests in Colombia, South America, at a cost of $1,250,000. The purchase price was funded from proceeds available under the Company's revolving line of credit. The acquisition represents a 25% interest in an area encompassing 3,800 gross (950.0 net) acres, and includes 82 active wells, 61 of which are oil producers. Proved reserves, net to the Company's interest and estimated by the property's operator at the time of acquisition, are approximately 2,971,000 barrels of oil.

     In October 1995, the Company consummated a reverse merger transaction, effective April 1, 1995, with an unaffiliated third party, by which CRPL was merged with the third party. All of the outstanding shares of CRPL were exchanged for 13,437,322 shares of common stock of the third party. In addition, the Company will subscribe for 1,000,000 shares of the common stock of the third party at an approximate cost of $350,000, which subscription is expected to close in the first quarter of 1996. As a result of these transactions, the Company will own approximately 70% of the issued and outstanding shares of common stock of the third party. The merger was effected to expand the funding alternatives available to CRPL for future acquisition and development activities.

     In October 1995, the Company borrowed $250,000 from Unico, Inc., a company controlled by a director of the Company, which indebtedness bears interest at 10% per annum and matures April 15, 1996.

                    SABA PETROLEUM COMPANY AND SUBSIDIARIES

       SUPPLEMENTAL INFORMATION ABOUT OIL AND GAS PRODUCING ACTIVITIES
                                 (UNAUDITED)

     Estimated Proved Reserves

     Estimates of the Company's proved developed and undeveloped oil and gas reserves for its working and royalty interest wells were prepared by independent engineers. The estimates are based upon engineering principles generally accepted in the petroleum industry and take into account the effect of past performance and existing economic conditions. Reserve estimates vary from year to year because they are based upon judgmental factors involved in interpreting and analyzing production performance, geological and engineering data and changes in prices, operating costs and other economic, regulatory, and operating conditions. Changes in such factors can have a significant impact on the estimated future recoverable reserves and estimated future net revenue by changing the economic lives of the properties. Proved undeveloped oil and gas reserves include only those reserves which are expected to be recovered on undrilled acreage from new wells which are reasonably certain of production when drilled, or from presently existing wells which could require relatively major expenditures to effect recompletion.

     Presented below is a summary of proved reserves of the Company's oil and gas properties:

     YEAR ENDED DECEMBER 31, 1993 (United States only)

                                                                      OIL           GAS
                                                                    (BBLS)         (MCF)
                                                                   ---------     ----------
    Proved reserves:
      Beginning of year..........................................  2,708,473      8,044,348
      Acquisition, exploration and development of minerals in
         place...................................................  1,504,430      1,749,969
      Revisions of previous estimates............................   (310,405)      (695,728)
      Production.................................................   (572,783)    (1,096,294)
      Sales of minerals in place.................................   (277,696)      (989,633)
                                                                   ---------     ----------
      End of year................................................  3,052,019      7,012,662
                                                                   =========     ==========
    Proved developed reserves, end of year.......................  2,998,618      6,982,419
                                                                   =========     ==========

     YEAR ENDED DECEMBER 31, 1994

                                                        UNITED
                                                        STATES         CANADA         TOTAL
                                                       ---------      --------      ---------
    Oil (Barrels)
    Proved reserves:
      Beginning of year..............................  3,052,019            --      3,052,019
      Acquisition, exploration and development of
         minerals in place...........................  1,095,717       544,337      1,640,054
      Revisions of previous estimates................  3,307,387            --      3,307,387
      Production.....................................   (658,016)      (79,947)      (737,963)
      Sales of minerals in place.....................   (125,766)           --       (125,766)
                                                       ---------       -------      ---------
      End of year....................................  6,671,341       464,390      7,135,731
                                                       =========       =======      =========
    Proved developed reserves, end of year...........  4,530,148       464,390      4,994,538
                                                       =========       =======      =========

                   SABA PETROLEUM COMPANY AND SUBSIDIARIES

       SUPPLEMENTAL INFORMATION ABOUT OIL AND GAS PRODUCING ACTIVITIES
                           (UNAUDITED) (CONTINUED)

                                                        UNITED
                                                        STATES        CANADA         TOTAL
                                                       ---------     ---------     ----------
    Gas (Thousands of cubic feet)
    Proved reserves:
      Beginning of year..............................  7,012,662            --      7,012,662
      Acquisition, exploration and development of
         minerals in place...........................    497,684     3,038,952      3,536,636
      Revisions of previous estimates................    765,069            --        765,069
      Production.....................................   (979,893)     (473,152)    (1,453,045)
      Sales of minerals in place.....................    (69,549)           --        (69,549)
                                                       ---------     ---------     ----------
      End of year....................................  7,225,973     2,565,800      9,791,773
                                                       =========     =========     ==========
    Proved developed reserves, end of year...........  6,582,511     1,920,800      8,503,311
                                                       =========     =========     ==========

     Standardized Measure of Discounted Future Net Cash Flows and
     Changes Therein Relating to Proved Oil and Gas Reserves

     The following information has been prepared in accordance with Statement of Financial Accounting Standards No. 69, which requires the standardized measure of discounted future net cash flows to be based on sales prices, costs and statutory income tax rates in effect at the time the projections are made and a 10 percent per year discount rate. The projections should not be viewed as estimates of future cash flows nor should the "standardized measure" be interpreted as representing current value to the Company.

                                                  1993                       1994
                                              ------------     ---------------------------------
                                                (UNITED         UNITED
                                              STATES ONLY)      STATES      CANADA       TOTAL
                                              ------------     --------     -------     --------
                                                            (DOLLARS IN THOUSANDS)
    Future cash inflows.....................    $ 44,384       $ 92,859     $ 8,821     $101,680
    Future production costs.................     (25,532)       (49,915)     (5,657)     (55,572)
    Future development costs................      (1,081)        (5,757)       (185)      (5,942)
    Future income tax expenses..............      (3,638)        (8,455)         --       (8,455)
                                                --------       --------     -------     --------
    Future net cash flows...................      14,133         28,732       2,979       31,711
    10 percent annual discount for estimated
      timing of cash flows..................      (3,288)        (9,953)       (631)     (10,584)
                                                --------       --------     -------     --------
    Standardized measure of discounted
      future net cash flows.................    $ 10,845       $ 18,779     $ 2,348     $ 21,127
                                                ========       ========     =======     ========

                   SABA PETROLEUM COMPANY AND SUBSIDIARIES

       SUPPLEMENTAL INFORMATION ABOUT OIL AND GAS PRODUCING ACTIVITIES
                           (UNAUDITED) (CONTINUED)

     The following are the principal sources of changes in the standardized measure of discounted future net cash flows during 1993 and 1994.

                                                  1993                        1994
                                              ------------      --------------------------------
                                                (UNITED         UNITED
                                              STATES ONLY)      STATES       CANADA       TOTAL
                                              ------------      -------      ------      -------
                                                            (DOLLARS IN THOUSANDS)
    Balance at beginning of year............     $14,110        $10,845      $   --      $10,845
    Acquisitions, discoveries and
      extensions............................       3,283          4,066       3,290        7,356
    Sales and transfers of oil and gas
      produced, net of production costs.....      (4,273)        (3,681)       (942)      (4,623)
    Changes in estimated future development
      costs.................................          63         (3,393)         --       (3,393)
    Net changes in prices, net of production
      costs.................................      (4,636)         1,908          --        1,908
    Sales of reserves in place..............      (1,101)          (363)         --         (363)
    Development costs incurred during the
      period................................          --             --          --           --
    Changes in production rates and other...        (172)          (191)         --         (191)
    Revisions of previous quantity
      estimates.............................      (1,607)        12,235          --       12,235
    Accretion of discount...................       1,849          1,190          --        1,190
    Net change in income taxes..............       3,329         (3,837)         --       (3,837)
                                                 -------        -------      ------      -------
    Balance at end of year..................     $10,845        $18,779      $2,348      $21,127
                                                 =======        =======      ======      =======

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
Saba Petroleum Company

     We have audited the accompanying historical summaries of gross revenues and direct operating expenses of the TNC Fields for each of the two years in the period ended December 31, 1994. These historical summaries are the responsibility of the management of Texas Petroleum Company. Our responsibility is to express an opinion on the historical summaries based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the historical summaries are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the historical summaries. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the historical summaries. We believe that our audits provide a reasonable basis for our opinion.

     The accompanying historical summaries were prepared for the purpose of complying with the rules and regulations of the U.S. Securities and Exchange Commission (for inclusion in Saba Petroleum Company's registration statement on Form SB-2) and are not intended to be a complete presentation of the revenues and expenses of the TNC Fields. They exclude certain material expenses, described in Note 1, that were incurred in connection with the operations of the properties.

     In our opinion, the historical summaries referred to in the first paragraph (prepared on the basis described in Note 1) present fairly, in all material respects, the gross revenues and direct operating expenses of the TNC Fields for each of the two years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.

COOPERS & LYBRAND
Santafe de Bogota, Colombia
July 7, 1995

                                 THE TNC FIELDS

                     HISTORICAL SUMMARIES OF GROSS REVENUES
                         AND DIRECT OPERATING EXPENSES
                           (EXPRESSED IN US DOLLARS)

                                                    YEAR ENDED DECEMBER 31,          NINE MONTHS
                                                  ---------------------------           ENDED
                                                     1993            1994         SEPTEMBER 30, 1995
                                                  -----------     -----------     ------------------
                                                                                     (UNAUDITED)
Gross revenues:
  Sales of oil..................................  $11,487,853     $ 9,935,207        $  8,871,288
  Pipeline revenues.............................    2,004,916       1,580,448           1,516,876
                                                  -----------     -----------          ----------
          Total gross revenues..................   13,492,769      11,515,655          10,388,164
                                                  -----------     -----------          ----------
Direct operating expenses:
  Operating expenses(1).........................    2,779,143       3,138,646           2,537,423
  Pipeline operating expenses(1)................    1,353,710       1,480,534             990,054
  Production and other taxes(2).................      539,139         627,835             474,211
  Loss on sale of fixed assets..................       58,553              --                  --
                                                  -----------     -----------          ----------
          Total direct operating expenses.......    4,730,545       5,247,015           4,001,688
                                                  -----------     -----------          ----------
          Excess of gross revenues over direct
            operating expenses..................  $ 8,762,224     $ 6,268,640        $  6,386,476
                                                  ===========     ===========          ==========

---------------

(1) Excludes depreciation, depletion and amortization expenses.

(2) Includes war and pipeline transportation taxes; does not include provision for income taxes.

   The accompanying notes are an integral part of these historical summaries.

                                 THE TNC FIELDS

                NOTES TO HISTORICAL SUMMARIES OF GROSS REVENUES
                         AND DIRECT OPERATING EXPENSES

 1. BASIS OF PRESENTATION

     Sabacol, Inc., a wholly-owned subsidiary of Saba Petroleum Company, has entered into an agreement with Texas Petroleum Company, a subsidiary of Texaco Inc. ("Texaco"), to acquire a 25% interest in the Teca and Nare oil fields and a 50% interest in the Cocorna oil field and the Velasquez-Galan pipeline. All of these properties are located in Colombia, South America and are collectively referred to as "the TNC Fields." The pipeline transports crude oil from these fields to a refinery at Barrancabermeja, Colombia, owned by Empresa Colombiana de Petroleos ("Ecopetrol"), which is owned by the Colombian government. Prior to the acquisitions, the TNC Fields have been included in the consolidated financial statements of Texaco Inc. and were not accounted for as a separate entity. The Cocorna Concession expires in 1997 and the Teca and Nare Association contracts expire in the year 2008, at which time they revert to Ecopetrol.

     The accompanying historical summaries include only the gross revenues and direct operating expenses attributable to the production, sale and transportation of hydrocarbons from the acquired interests in the TNC Fields. The historical summaries do not include certain material expenses that were incurred in connection with the operations of the properties and that were recorded in the Texaco financial statements. Those expenses were not included because the information was not obtainable as Texaco did not allocate such expenses to individual properties. Items excluded are depreciation, depletion and amortization, provisions for dismantlement, abandonment and restoration of wells, interest expense which may have been incurred for any debt directly or indirectly associated with the TNC Fields, provision for pensions, allocated income taxes, exploration and technical support, engineering, land, materials support, accounting, legal, marketing and other general and administrative costs.

     The 1994 historical summary of gross revenues and direct operating expenses does not include 186,092 barrels of crude oil valued at US $1,994,868 invoiced by Texas Petroleum Company during 1994, but related to an imbalance obligation to Ecopetrol (see Note 4).

     Revenue Recognition

     Sales of oil are recorded when oil is delivered to the refinery and invoiced to Ecopetrol. Pipeline revenues are recognized when oil is received at the pump station. Of the sales 75% are invoiced in US dollars and the remaining 25% in Colombian pesos, which is determined based on the market representative exchange rate in effect at the date of each delivery.

     Foreign Currency Translation

     Expenses originated in Colombian pesos are translated into US dollars at the average market representative exchange rate of Col. Ps. 788.87 per US $1 for 1993 and Col. Ps. 827.24 per US $1 for 1994. Unaudited: The exchange rate for the nine months ended September 30, 1995 was Col. Ps. 871.29 per US $1.

     Interim Financial Information (Unaudited)

     The historical summary of gross revenues and direct operating expenses for the nine months ended September 30, 1995 is unaudited but includes all adjustments (consisting of normal recurring accruals only) which management considers necessary to present fairly the gross revenues and direct operating expenses of the TNC Fields for the nine months ended September 30, 1995.

                                 THE TNC FIELDS

                NOTES TO HISTORICAL SUMMARIES OF GROSS REVENUES
                   AND DIRECT OPERATING EXPENSES (CONTINUED)

 2.  SALES PRICE CALCULATION

     Sale of Oil

     The price of crude oil is determined based on Platt's Oilgram Price Report, considering the price basket of fuels -- Fuel Oil Gulf Coast 3% and Ecopetrol Fuel Oil for Exportation -- (Basket A), and the price basket for international crude oil -- Maya, Mandji and Isthmus crudes -- (Basket B).

     For the Teca and Nare Association contracts the price is calculated by taking the prior monthly average of Basket A and B prices, after adjusting the Basket B price for API grades and sulfur content. The resulting price is reduced by US $1.45 per barrel. This procedure has been agreed to up to December 31, 1995.

     For the Cocorna Concession contract the price is the weighted average of the prices obtained from the following procedures:

          - A fixed price for the basic production, as agreed to between the Ministry of Mines and Energy, Ecopetrol and Texas Petroleum Company.

          - For incremental production (barrels produced in excess of the basic production agreed to), the average price from the following: a) The prior quarter average of Basket A and B prices, after adjusting the Basket B price for API grades and sulfur content, and b) the average adjusted international price of the crude oil from the Velasquez and Tisquirama (Distrito Magdalena) fields.

     The above mentioned adjustment reduces the price of Cocorna Concession crude oil to approximately 50% of market price.

     Crude Oil Transportation

     For crude oil transportation of others, the price set forth by the Colombian Ministry of Mines and Energy was US $0.77 per barrel. By agreement with Ecopetrol dated August 14, 1993, the transportation fee was negotiated at US $0.50 per barrel (for Ecopetrol's oil from the Teca, Nare and Cocorna fields).

     Beginning February 10, 1995, the price for the transportation of crude oil of others through pipelines was increased to US $0.82 per barrel. The price for the transportation of Ecopetrol's crude oil has not changed.

 3. ROYALTIES

     Royalties on the sale of crude oil from the Teca and Nare fields are 20% of the production. The Cocorna Concession is subject to a royalty interest of 7.59%.

 4. IMBALANCE OBLIGATION TO ECOPETROL

     During 1994, 253,650 barrels valued at US $2,814,572 were invoiced by Texas Petroleum Company in connection with an imbalance obligation to Ecopetrol. As of December 31, 1994, 67,558 barrels valued at US $819,704 had been returned.

     September 30, 1995 (Unaudited)

     During the nine months ended September 30, 1995, 93,836 barrels valued at US $1,261,686 were returned to Ecopetrol in connection with the imbalance obligation. As of September 30, 1995, the imbalance obligation to Ecopetrol had been reduced to 92,256 barrels.

                                 THE TNC FIELDS

                NOTES TO HISTORICAL SUMMARIES OF GROSS REVENUES
                   AND DIRECT OPERATING EXPENSES (CONTINUED)

 5. TRANSPORTATION TAX

     In the third quarter of 1994, a new transportation tax of 6% of the tariff invoiced for barrels transported through the pipeline was enacted. The amount of transportation tax incurred in 1994 was US $49,067.

 6. SUBSEQUENT EVENTS (UNAUDITED)

     War Tax

     As of July 1, 1995, the war tax applied to produced barrels was increased from Col. Ps. 500 (approximately US $0.60) to Col. Ps. 700 (approximately
US $0.80).

     Environmental Compliance

     The Colombian Ministry of the Environment issued a resolution dated June 7, 1995 that set forth a number of measures aimed at correcting certain deficiencies that the Ministry has allegedly found in environmental aspects of the TNC Fields. Among such measures, the Ministry ordered the temporary closing of one of five production modules and of any wells processed in that module until Texas Petroleum Company provided a document detailing the timetable to implement some of the measures described above. This temporary closing of the module has not had a substantial effect on total production because substantially all of the crude oil which would otherwise have been processed in the closed module has been directed to other production modules. The resolution also ordered the opening of an environmental investigation of Texas Petroleum Company's operation of the TNC Fields. The document containing the requested timetable was presented to the Ministry of the Environment on July 6, 1995. On August 8, 1995, Texas Petroleum Company received a communication from the Ministry of the Environment requesting certain revisions to the timetable.

     Texas Petroleum Company estimated that the cost of compliance with the resolution will not exceed US $250,000. Texas Petroleum Company has formally appealed the resolution and is currently awaiting a response from the Ministry of the Environment.

     September 30, 1995

     Sabacol, Inc. completed the acquisition of a 25% interest in the Teca and Nare oil fields and a 50% interest in the Velasquez-Galan pipeline on September 12, 1995, and expects to complete the acquisition of the 50% interest in the Cocorna oil field prior to the end of 1995. Texas Petroleum Company continued as the operator of the Teca and Nare oil fields and the Velasquez-Galan pipeline through October 4, 1995 and will continue as the operator of the Cocorna oil field through the completion of the acquisition of that property. Omimex de Colombia, Ltd., a joint-interest owner in the TNC Fields, will succeed Texas Petroleum Company as the operator of the TNC Fields.

                                 THE TNC FIELDS

                   SUPPLEMENTAL INFORMATION ABOUT OIL AND GAS
                        PRODUCING ACTIVITIES (UNAUDITED)

     Information with respect to oil and gas producing activities is presented in the following tables. Reserve information is based on reserve reports and other information prepared by independent petroleum engineers. The information presented for the years 1993 and 1994 is based on a January 1, 1995 reserve report, which has been adjusted for production in the years 1993 and 1994.

     The following table sets forth the TNC Fields' proved oil reserves (all located in Colombia, South America) at December 31, 1993 and 1994 and the related changes in such reserves for each of the two years in the period ended December 31, 1994.

                                                                     CRUDE OIL (MBBLS)
                                                                     -----------------
                                                                      1993       1994
                                                                     ------     ------
        Proved reserves at beginning of year.......................   7,443      6,335
        Decreases due to production................................  (1,108)    (1,033)
                                                                     ------     ------
        Proved reserves at end of year.............................   6,335      5,302
                                                                     ======     ======
        Proved developed reserves at end of year...................   6,335      5,302
                                                                     ======     ======

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS (DOLLARS IN THOUSANDS)

     The following information has been prepared in accordance with Statement of Financial Accounting Standards No. 69, which requires the standardized measure of discounted future net cash flows to be based on sales prices, costs and statutory income tax rates in effect at the time the projections are made and a 10 percent per year discount rate. The projections should not be viewed as estimates of future cash flows nor should the "standardized measure" be interpreted as representing current value of the TNC Fields.

                                                                   1993         1994
                                                                 --------     --------
        Future cash inflows....................................  $ 75,138     $ 65,203
        Future production and development costs................   (40,418)     (36,652)
        Future income tax expenses.............................    (9,951)      (8,071)
                                                                 --------     --------
          Future net cash flows................................    24,769       20,480
        Discount at 10% for timing of cash flows...............    (5,998)      (4,363)
                                                                 --------     --------
        Standardized measure of discounted future net cash
          flows................................................  $ 18,771     $ 16,117
                                                                 ========     ========

     The following table sets forth the changes in the standardized measure of discounted future net cash flows for each of the two years in the period ended December 31, 1994:

                                                                    1993        1994
                                                                   -------     -------
        Balance at beginning of year.............................  $22,297     $18,771
        Increase (decrease) due to:
          Sales and transfers of oil and gas produced,
             net of production costs.............................   (8,170)     (6,169)
          Accretion of discount..................................    2,723       2,278
          Net change in income taxes.............................    1,921       1,237
                                                                   -------     -------
        Balance at end of year...................................  $18,771     $16,117
                                                                   =======     =======

                                   [ARTWORK]

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  NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF ANY OFFER TO BUY, ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES OR AN OFFER TO, OR A SOLICITATION OF, ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

  UNTIL JANUARY 14, 1996 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        -----
Prospectus Summary....................      3
Risk Factors..........................     10
Use of Proceeds.......................     19
Capitalization........................     19
Common Stock Price Range and
  Dividend Policy.....................     20
Selected Consolidated Financial
  Data................................     21
Selected Oil and Gas Data.............     22
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................     23
Business..............................     31
Management............................     39
Principal Stockholders................     43
Description of the Debentures.........     44
Description of Capital Stock..........     59
Shares Eligible for Future Sale.......     60
Underwriting..........................     61
Certain Legal Matters.................     62
Experts...............................     62
Available Information.................     63
Glossary..............................     63
Index to Financial Statements.........    F-1

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                                  $11,000,000

                                 SABA PETROLEUM
                                    COMPANY

                       9% CONVERTIBLE SENIOR SUBORDINATED
                              DEBENTURES DUE 2005

                                      LOGO

                            ------------------------
                                   PROSPECTUS
                            ------------------------

                              VAN KASPER & COMPANY

                               DECEMBER 20, 1995
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